Exhibit (2)

MINISTERO DELL'ECONOMIA E DELLE FINANZE

ECONOMIC AND FINANCIAL DOCUMENT 2015

Section I **Italy's Stability Programme**

Submitted by Prime Minister
Matteo Renzi

and Minister of the Economy and Finance
Pier Carlo Padoan

Adopted by the Cabinet on 10 April 2015

INTRODUCTION

After a very serious and lengthy crisis, the Italian economy emerged from recession in the final quarter of 2014. The favourable trend of the macroeconomic scenario has prompted leading international organisations to make upward revisions to their growth estimates for both Italy and the Euro Area; Italy currently has an important window of opportunity for reviving a strong pace of growth and steering the debt-to-GDP ratio downward. We absolutely cannot afford to miss this opportunity.

The strong and stable decrease in oil prices favours the improvement in the terms of trade, the increase in household disposable income and in profit margins for businesses.

But over and above the trend of the oil market, it is the climate in Europe that is changing. Part of this change stems from Italy's intense efforts during its presidency of the Union to place growth and employment at the centre of the European debate.

There is increasing consensus about a strategy based on: i) a policy of fiscal responsibility, attentive to growth, albeit in respect of budget discipline; ii) the need to accelerate structural reforms in all of the countries; and iii) the priority to be given to relaunching public and private investment.

This new climate has triggered new commitments and initiatives, both at a national and European level, with the launch of the Juncker Plan and the European Central Bank's introduction of Quantitative Easing.

The ECB's Quantitative Easing programme – which has added the purchases of sovereign debt to programmes for acquiring private-sector assets – should allow for a credit recovery, given the continuation of accommodating financial conditions. In guaranteeing that inflationary expectations will be anchored at levels compatible with the ECB's targets, the programme should contain the increase in real interest rates caused by a weak price trend. The programme should thus ultimately strengthen business and consumer confidence, and support investment and consumption.

At the same time, the divergence of the economic cycles between the various currency areas has resulted in a steep decline in the value of the euro: the greater competitiveness of European companies in the global markets should prop up demand for exports and the trend of prices within the Union.

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Reflecting the favourable trend of the macroeconomic framework, growth should gradually get stronger in Europe, including Italy, thereby favouring the capacity to service and the public debt dynamics. The recovery in the Euro Area is nonetheless still uneven, and exposed to numerous risks. Geopolitical tensions, the trend of the crisis in Greece, and the deceleration of the emerging economies are the elements of uncertainty.

In 2014, the government's economic-policy measures were aimed at i) relaunching the economy through actions to support income and reduce the tax burden, and ii) achieving further progress toward a definitive solution to the problem of the debts in arrears of the general government. Notwithstanding the continuation of a weak cyclical phase, the government ensured the equilibrium of the public accounts; the primary surplus remained among the highest in the Euro Area, the public debt service as a share of GDP continued to decelerate, and the net borrowing remained within the 3.0 per cent threshold.

The high discontinuity in the government's economic policy is designed to prompt a strong acceleration in investments and consumption, and to strengthen the current, significant improvement in the expectations of businesses and households; stronger growth should gradually impact conditions in the labour market, which are currently affected by the severe consequences of the crisis.

With the aim of supporting employment and the fledgling recovery, the government intends i) to pursue a budget policy to encourage growth, in respect of the common rules adopted at an EU level; ii) to continue on the path of structural reform within the country so as to significantly increase Italy's competitive capacity; and iii) to improve the regulatory environment for businesses and the conditions underlying investment decisions.

These actions are mutually reinforcing and outline a logical strategy, in which the reforms – in the labour, product and services markets and in the financial and fiscal realms – are relaunching competitiveness and creating a more favourable climate for investment opportunities. Investments play a key role: in the short term, they promote new job opportunities and support demand, laying the foundation for an increase in potential growth over the medium term; at the same time, they facilitate the implementation and effectiveness of the reforms. Fiscal policy that is responsible and favourable to growth – in terms of the balances and mix – will ensure the confidence of the markets; keeping expectations favourable will further reinforce demand and growth, and therefore, the long-term sustainability of the public finances.

Fiscal policy

The fiscal policy outlined in the 2015 Economic and Financial Document (EFD) is aimed at i) supporting the economic recovery, firstly by avoiding any increase in the tax burden, but also by relaunching investments – including those in school construction; ii) getting Italy on the path to reducing its debt-to-GDP ratio,

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INTRODUCTION

thereby bolstering the confidence of the markets; and iii) fortifying the economic recovery phase, which will bring with it a strong recovery of employment in the next three years.

The macroeconomic framework contemplated by the EFD is in line with that outlined by most of the leading national and international forecasts. The policy scenario indicates the return to growth after a lengthy period of recession. It provides for an increase of GDP equal to 0.7 per cent in 2015, followed by increases of 1.4 per cent and 1.5 per cent in 2016 and 2017, respectively. In comparison to the scenario based on unchanged legislation, the policy scenario provides for slightly higher growth, particularly in the final years of the forecast; the effects of the growth-oriented fiscal policy contribute to this, along with those of the reforms.

The net borrowing targets indicated last autumn for the 2015-2017 period, namely, 2.6 per cent, 1.8 per cent and 0.8 per cent of GDP, respectively, are confirmed. Fiscal burden is reduced, net of the accounting classification of the personal income-tax bonus of €80.

The policy scenario excludes the activation of the safeguard clauses for 2016 that had been aimed at ensuring achievement of the public finance objectives (and that would have produced tax increases equivalent to 1.0 per cent of GDP). This has been made possible i) partly due to the improvement of the macroeconomic framework (which is reflected in higher tax revenue) and the decrease in interest expenditure compared with last fall's forecast, with a total effect equivalent to 0.4 percentage points of GDP; and ii) partly due to the effect of the spending review measures that are to be finalized in the months ahead, for an amount equal to 0.6 per cent of GDP. Such measure is crucial since it will lead to a significant decrease in the fiscal burden contemplated in the scenario based on unchanged legislation.

With a view toward facilitating the process of economic recovery, in 2016, the government intends to make use of Europe's clause for structural reforms to allow for flexibility with respect to public finances; it follows that the path toward improvement of the structural balance would be more gradual, with the achievement of a balanced budget in structural terms in 2017.

In addition to the quantitative aspects of economic planning (as expressed by the budget balances), there is a qualitative consideration with reference to the mix of revenues and expenditures that determine the balances, which is a crucial factor for promoting growth. In this regard, the government has already undertaken measures for both revision of expenditure (that will free up resources resulting from greater efficiency in the production of the services for the public and businesses) and a change in the mix of tax revenues, with more favourable treatment of taxation on labour income vis-à-vis taxation on rents.

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With the objective of blending the push for competitiveness with the process of fiscal consolidation, the continuation of the detailed spending-review process will be accompanied by a programme for the value enhancement and sale of public properties. The administrative procedures for the previously announced privatisations are now being finalised, and the transactions should generate proceeds equal to approximately 0.4 per cent of GDP in 2015; it is estimated that the privatisations thereafter (between 2016 and 2018) will generate resources equal to approximately 1.3 per cent of GDP.

The forecasts provide for a debt-to-GDP ratio that will grow in 2015 (from 132.1 per cent to 132.5 per cent) and then significantly decline in the two years thereafter (130.9 per cent and 127.4 per cent, respectively), with part of the change attributable to the privatisations; this will allow for respecting the debt rule provided by national and European regulations.

These figures reflect prudent estimates. It is possible that the targets for 2016 (and the years thereafter) will be revised in the EFD Update in September to reflect a more positive scenario. The government does not exclude that it may be possible to indicate a higher growth rate at that date, and that would offer greater margins for the reduction of the tax burden.

Structural reforms

In order to allow for positive interaction with budget policy, within a single coordinated strategy, the government is implementing a comprehensive programme of structural reforms, which is split into three key areas: i) the raising of the productivity of the Italian economy through measures to enhance the value of human capital (Jobs Act, the Good School Programme, and the National Research Programme); ii) the reduction of indirect costs to businesses in relation to bureaucratic formalities and the activity of the general government, through simplification and greater transparency of the bureaucracy (reform of the general government, corruption-prevention measures, and tax reform); and iii) the reduction of the margins of legal uncertainty for some sectors, both from the standpoint of general rules and the standpoint of the instruments that ensure their effectiveness (new rules for job dismissal and reform of the civil justice system). The programme's impact has been strengthened by institutional measures aimed at reforming the electoral law, which will differentiate the functions of the House and Senate, and accelerate the decision-making process for the approval of laws.

The estimate of the impact of the structural reforms on GDP under the policy scenario is prudent, with the effect growing over time; it should moreover be noted that a part of the impact of the reforms is also included in the scenario based on unchanged legislation. The cumulative effects are in line with the estimates provided by leading international organisations.

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INTRODUCTION

With the objective of stimulating the recovery and maximising its effect on employment, the government has already approved four decrees for the implementation of the Jobs Act, in order to complete the reform by mid-2015; the measures concern open-ended employment contracts with increasing protection, the reordering of the regulations governing social safety nets, simplification of the types of contracts, and the balancing of time dedicated to careers and personal life. It will thus become increasingly advantageous not only to hire new personnel, but also to stabilize existing, flexible employment relationships, thereby providing incentives for investments in employee- and business-training initiatives.

The effects of the measures on the functioning of the labour market will likely be amplified by the tax incentives introduced with the 2015 Stability Law, including: the permanent reduction of the tax wedge for employees with income of less than €26,000 (personal income tax bonus of €80); the deductibility (for businesses and some workers) of the cost of labour from the taxable base for the purposes of the regional tax on productive activity (IRAP); and, the total exemption, for 36 months, from the payment of social-welfare contributions for the new full-time, open-ended contracts signed in 2015.

Extending the time horizon of reference, the task of significantly enhancing the quality of the nation's human capital is vested with the reform of the education system (Good School Programme), whose key aspects are: an extraordinary hiring plan aimed at stably satisfying the needs of the workforce; a greater role of merit in teacher promotions; greater transparency in the running of schools; the introduction of tax incentives to stimulate private investment in the school infrastructure and educational programmes; the compulsory of professional training for technical programmes; the recognition of the central role (within the array of course offerings) of the learning of foreign languages and of the use of information and communications technology (ICT).

In order for an economy to adequately use the human capital available, companies will have to be put in a position to operate in an environment conducive to investment; in this regard, is particularly urgent to continue to increase the efficiency of general government - in 2014, for example, legislation was introduced to promote internal mobility of employees and their transfer between administrations. A comprehensive reform of the sector proposed by the government and currently under review by Parliament is designed to remove some of the dysfunctions of the bureaucracy, focusing, for example, on better management of human resources and more effective use of ICT.

Business investment in Italy has also been hampered by corruption and problems that impede the proper functioning of the courts, and in particular, the civil courts. Various regulatory measures have been adopted to fight corruption in the public sector and to increase transparency; such measures have allowed, amongst other things, for the creation and reinforcement of the National Anticorruption Authority; at the same time, Parliament is currently considering other

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measures on the subject of corruption and the timing for the prescription with respect to certain criminal offences. In order to grow the productivity of the justice system, a decision was made to provide for greater specialization of the courts: a business tribunal has been established, and changes were made to the geographic distribution of the courts that have led to the achievement of economies of scale. Growing resources have been appropriated to the plan for the digital transformation of the justice system, and in particular, acceleration of the completion of online civil proceedings. With a view toward streamlining the judicial process, new approaches have been adopted for the out-of-court settlement of disputes and new formulas have been introduced for the determination of lawyers' fees.

The implementation of the reforms is proceeding at a brisk pace. The office of the Prime Minister is regularly verifying that the measures introduced are being activated according to schedule, through coordination and efforts that are producing a significant acceleration of the implementation processes.

The government estimates that the reforms, once they are activated, will exert a significant impact on long-term growth, employment, and the sustainability of the public finances; the reforms also represent a crucial factor for providing incentives to investment. As mutually-reinforcing activities, the structural reforms and investments steadily increase potential GDP, improving the expectations of businesses and households about the economic outlook.

Investments

During the 6-month period in which it held the presidency of the European Union, Italy provided a strong impetus to the debate about investments in Europe, making the country one of the main architects of the initiative that led to the launch of the Investment Plan for Europe and the creation of the European Fund for Strategic Investments (EFSI). It is an important opportunity for pushing private investment with public support, within the limits of budgetary constraints; by working together, the European countries will produce a greater impact on the aggregate demand of European Union.

It is essential that investments begin to grow again steadily so that the recovery will strengthen and productivity will accelerate over the medium term. The substantial shortfall of investments in Europe is not only the by-product of structural factors, but also of uncertainties about growth prospects and low aggregate demand. The lack of investments is particularly acute in various sectors that are fundamental for competitiveness (research, infrastructure) and in some countries (including Italy); it is also associated with a fragmentation of the financial markets that runs counter to the concept of a single market.

The Investment Plan for Europe incorporates both structural policies aimed at improving the business climate in our countries, and the provision of a strong macroeconomic impetus that will aid in overcoming the uncertainty about growth

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INTRODUCTION

prospects. The Fund will be able to provide guarantees and financing for projects in the sectors of infrastructure, energy, education, research, protection of natural resources, innovation and SMEs, with both debt instruments and equity investments.

We must not fail to meet the expectations that the Investment Plan for Europe has generated. For the Plan to be fully effective, the timing for its realisation is fundamental and must be rapid, even though it is already evident that its first effects may be seen in 2016. The Plan's economic impact crucially depends on the effective additionality of the resources employed. It is therefore essential that the Fund finances additional projects (with respect to the investments supported by the current European programmes), which would otherwise not have materialised because of the absence of the EFSI, or because of their excessive risk, other market failures, or budget or financial constraints.

In 2014, the government took action to improve the economic environment for private investment, including investment from abroad. Companies can today count on a series of tax incentives for investing in capital goods, for funding research, and for developing trademarks and patents. The measures introduced included: i) the authorisation of shares with multiple votes, as an incentive for stock-market listing (particularly for SMEs) and a measure to ensure stable governance of companies; and ii) the authorisation granted to insurance companies, credit funds, and securitization companies to directly finance companies, so as to match supply and demand for capital. The "Sblocca Italia" decree contributed to improve the existing investment instruments, such as project bonds, to facilitate private-sector investment in infrastructure. Today, foreign investors in Italy have specialised courts available, and can increasingly rely on a clear-cut tax system, guaranteed by international standard-ruling agreements with the Italian Revenue agency.

In support of a relaunch of investments, the government introduced a bill known as the Investment Compact, whose implementation is contemplated for this year. The provisions of the bill are aimed at i) supporting businesses in temporary difficulty, through a process of reorganisation and industrial consolidation; ii) increasing the possibilities of financing for the international business expansion and exports; iii) increasing the benefits in favour of start-ups, extending them to innovative SMEs; iv) augmenting tax relief for research and development activities and patents; v) developing corporate financing channels that are alternatives to bank credit; and vi) expanding the possibilities for access to the Central Guarantee Fund.

The Investment Compact also incorporates measures to reform Italy's cooperative banks, with the objective of growing the efficiency and solidity of the Italian banking system, which once again needs to adequately finance the real economy; the effects of the reform will be complementary to the "Finance for Growth" measures, aimed at strengthening and diversifying the non-bank sources

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of corporate financing, particularly for SMEs, with respect to medium-/long-term investment projects.

An analysis of public finance data illustrates another crucial element: in 2015, the decline in public investment has finally been interrupted, and a gradual increase in capital spending is expected in the next few years. From a medium/long-term perspective, the government's actions will be directed at: i) reinforcing the governance of public investments; ii) increasing the planning capacity in making available public works; iii) extending the transparency in the procedures for carrying out public works; and iv) improving the ex-ante and ex-post valuation processes. More in general, policies for maximum transparency will provide for the disclosure of all actions of the general government, not only as a corruption-prevention tool, but also as a means for increasing the effectiveness of public-sector initiatives.

***
In a period of transition for the European institutions, and in the midst of a difficult economic situation, Italy has promoted important initiatives to support growth and employment in the Euro Area. At the same time, the country is promoting a clear and insightful domestic economic-policy agenda: alongside a responsible fiscal policy that ensures market confidence thanks to solid public finance, Italy is undertaking an extraordinary programme of reforms, capable of increasing competitiveness and enhancing growth potential over the long term.

The conditions of political stability and institutional continuity that the government has created will allow for projecting economic-policy action toward a broad horizon, thereby eliminating the need for measures that have often been non-essential, driven by short-term logic, and conditioned by instability. The overall action described in the Economic and Financial Document benefits from this broader horizon, and is developed over a realistic timeframe with respect to the economic cycle and the institutional and social change required by the ambitious reforms put in place.

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CONTENTS

I.	OVERALL FRAMEWORK AND ECONOMIC-POLICY OBJECTIVES	1

II.	MACROECONOMIC FRAMEWORK	5

II.1	International scenario	5
II.2	Italy's economy	6

III.	NET BORROWING AND PUBLIC DEBT	29

III.1	Final data and forecasts at unchanged legislation	29
III.2	Public finance: policy scenario	34
III.3	Flexibility margins of preventive arm of the stability and growth pact: reforms Clause	46
III.4	Financial impact of the main reforms	51
III.5	Public debt	53
III.6	Trend of the debt-to-GDP ratio	56
III.7	The debt rule and the other relevant factors	61

IV.	SENSITIVITY AND SUSTAINABILITY OF THE PUBLIC FINANCES	65

IV.1	Short-term scenarios	65
IV.2	Medium-term scenarios	72
IV. 3	Long-term scenarios	79

V.	QUALITY OF PUBLIC FINANCE	93

V.1	Actions taken and indications for future years	93
V.2	Measures to fight tax evasion	109
V.3	Spending review	115
V.4	Measures related to public investments	118

VI	INSTITUTIONAL ASPECTS OF PUBLIC FINANCE	121

VI.1	Progress in 2014 and reforms in process	121
VI.2	Fiscal rules for local government	123

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TABLES

Table I.1	Public finance indicators
Table II.1	Macroeconomic framework based on unchanged legislation
Table II.2	Base assumptions
Table II.2A	Macroeconomic prospects
Table II.2B	Prices
Table II.2C	Labour market
Table II.2D	Sector accounts
Table III.1	General government budgetary prospects
Table III.2	Differences compared with previous Stability Programme
Table III.3	Amounts to be excluded from the expenditure rule
Table III.4	No-policy change scenario
Table III.5	State sector and public sector cash balances
Table III.6	The cyclically adjusted budget
Table III.7	Financial impact of measures in grids of the NRP
Table III.8	Public debt determinants
Table III.9	General government debt by sub-sector
Table IV.1	Heat map about variables underlying the S0 indicator for 2014
Table IV.2	Summary of macro-fiscal shocks
Table IV.3	Sensitivity to growth
Table IV.4	Public expenditure for pensions, healthcare, long-term care, education and unemployment compensation (2010-2060)
Table IV.5	Sustainability indicators
Table V.1	Cumulative net impact of 2014 legislation on public finance balances
Table V.2	Cumulative impact of 2014 budget package on general government net borrowing
Table V.3	Cumulative net impact of 2014 budget package on general government net borrowing by sub-sector
Table V.4	Cumulative net impact of 2015 Stability Law and initial measures for 2015 on general government net borrowing
Table V.5	Cumulative impact of 2015 Stability Law and initial measures for 2015 on general government net borrowing
Table V.6	Cumulative net impact of 2015 Stability Law and initial measures for 2015 on general government net borrowing by sub-sector
Table V.7	Impact of 2015 Stability Law on general government net borrowing
Table V.8	Impact of Decree-Law No. 192 of 2014 on general government net borrowing
Table V.9	Impact of Legislative Decrees No. 22 /2015 and No. 23/2015 on general government net borrowing
Table V.10	Impact of Decree-Law No. 3/2015 on general government net borrowing
Table V.11	Impact of Decree-Law No. 4/2015 on general government net borrowing

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FIGURES

Figure II.1	Export and import volumes by geographic area - 2014
Figure II.2	Export and import volumes by sector – 2014
Figure III.1	Trend of Italian government securities yield curve
Figure III.2	BTP-BUND spread - 10-year benchmark issues
Figure III.3	Yield on Italian government securities – 10-year benchmark
Figure III.4	Italian government securities yield differential: 10- versus 2-year maturities
Figure III.5	Public debt determinants
Figure III.6	Trend of debt-to-GDP ratio (including and excluding loans to Euro-Area countries)
Figure III.7	Adjustment path and debt rule at unchanged legislation
Figure III.8	Adjustment path and debt rule based on policy scenario
Figure IV.1	Mix of domestic government securities outstanding
Figure IV.2	Average life and financial duration of government securities
Figure IV.3	Ratio of interest expenditure to GDP and weighted average cost at issuance
Figure IV.4A	Stochastic projection of the debt-to-GDP ratio with temporary shocks
Figure IV.4B	Stochastic projection of the debt-to-GDP ratio with permanent shocks
Figure IV.5	S0 indicator and sub-components
Figure IV.6	Medium-term forecast of debt-to-GDP ratio in high and low growth scenarios
Figure IV.7	Public debt sensitivity to increase/decrease in net flow of immigrants
Figure IV.8	Sensitivity to macroeconomic assumptions: higher / lower productivity growth
Figure IV.9	Sensitivity to macroeconomic assumptions: higher/lower TFP growth
Figure IV.10	Sensitivity to macroeconomic assumptions: rates of employment and rates of activity of the elderly
Figure IV.11	Sensitivity of public debt to assumptions of healthcare expenditure in risk scenario
Figure IV.12	Public debt sensitivity to the structural primary surplus Figure IV.13 The impact of the reforms on the debt-to-GDP ratio
Figure V.1	Results of the fight against tax evasion: tax due to the Treasury and non-Treasury tax revenue

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FOCUS TOPICS

Chapter II	Revision of the estimates of growth
NAWRU: sensitivity to initialisation parameters for variances in latent factors
The role of the Phillips curve for estimation of potential GDP
The reform of the labour market (Jobs Act)

Chapter III	Comparisons of public finance forecasts
Revisions of the 2014 targets
Allocation of the resources resulting from the improved macroeconomic scenario for 2015
Verification of expenditure rule and significant deviations
Fiscal burden: a declining profile
Verification of the requisites for the application of the reforms clause

Chapter IV	Medium-term trend of the public debt in low-growth and deflation scenario
The reform of the pension system
State guarantees

Chapter V	Public Development Aid (PDA)

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I.	OVERALL FRAMEWORK AND ECONOMIC-POLICY OBJECTIVES

In line with the projections outlined in the 2014 EFD Update, the Italian economy emerged from recession in the final quarter of 2014. On average, real GDP again experienced another contraction (-0.4 per cent), against nominal growth of 0.4 per cent.
Economic-policy measures in 2014 were focused on relaunching the economy through actions aimed at supporting income from employment, the reduction of the tax burden, and the completion of the payments of the trade debts in arrears of the general government. Despite the continuation of the cyclical downturn and another contraction of GDP, the government succeeded in ensuring the equilibrium of the public accounts and the compliance of European commitments. The net borrowing in 2014 remained within the threshold of 3.0 per cent of GDP, while the primary surplus continued to rank among the highest in the Euro Area, and interest expenditure continued to decline.
Italy's economy has embarked on a recovery, marked by the prospect of rather favourable performance of foreign trade and gradual stabilisation of domestic demand. In 2015, the labour market will show the first signs of improvement, including for the effect of tax and social-welfare incentives introduced by the measures adopted, with a gradual reduction of the unemployment rate in the next few years. Again this year, the gap between GDP and potential GDP remains significant. This gap is currently greater than the threshold considered relevant according to the European methodology with respect to normal cyclical conditions, and this accordingly suggests severe economic conditions. The new guidelines for interpreting the rules provided by the Stability and Growth Pact allow for a more limited correction of the structural balance in this situation.
The analysis of the public accounts highlights another important result: the decline of public investment has finally been interrupted, from this point of view the recovery of levels in 2015 represents a significant development.
Given government's push to accelerate the reform process, in 2016, Italy will be able to take advantage of the flexibility allowed for structural reforms on the basis of European criteria, thereby permitting a more gradual budget adjustment process. The important structural reforms that have been announced and already partially implemented are expected to contribute to improving the Italian economy's potential GDP, and to lead to structural improvement of the budget balance in the medium term and its sustainability over time.
Accordingly, even though a budget balance in structural terms (MTO) could be achieved already in 2016, the government believes it appropriate to confirm the objective of the Draft Budgetary Plan (DBP) by achieving the MTO in 2017.

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TABLE I.1: PUBLIC FINANCE INDICATORS (% of GDP) (1)
	2013	2014	2015	2016	2017	2018	2019
POLICY SCENARIO
Net borrowing	-2.9	-3.0	-2.6	-1.8	-0.8	0.0	0.4
Primary balance	1.9	1.6	1.6	2.4	3.2	3.8	4.0
Interest	4.8	4.7	4.2	4.2	4.0	3.8	3.7
Structural net borrowing (2)	-0.7	-0.7	-0.5	-0.4	0.0	0.1	0.2
Change in structural balance	0.4	0.0	0.2	0.1	0.3	0.2	0.0
Public debt (including support and PA debt) (3)	128.5	132.1	132.5	130.9	127.4	123.4	120.0
Public debt (net of support) (3)	125.1	128.4	128.9	127.3	123.9	120.1	116.7
Public debt (net of support and PA debt) (3)	123.9	125.9	126.1	124.7	121.4	117.7	114.4
Debt rule target (4)						123.4
Cumulative change in primary balance			-0.1	-0.4	-0.6	-0.5	-0.5
Privatisation proceeds			0.4	0.5	0.5	0.3
SCENARIO BASED ON UNCHANGED LEGISLATION
Net borrowing	-2.9	-3.0	-2.5	-1.4	-0.2	0.5	0.9
Primary balance	1.9	1.6	1.7	2.8	3.8	4.3	4.6
Interest	4.8	4.7	4.2	4.2	4.0	3.8	3.7
Structural net borrowing (2)	-0.7	-0.8	-0.5	0.0	0.5	0.8	0.8
Change in structural balance	0.4	0.0	0.3	0.5	0.6	0.3	0.0
Public debt (including support and PA debt) (3)	128.5	132.1	132.4	130.3	127.2	123.7	120.2
Public debt (including support) (3)	125.1	128.4	128.8	126.8	123.7	120.3	116.9
Public debt (net of support and PA debt) (3)	123.9	125.9	126.0	124.2	121.2	117.9	114.6
Memo: Draft Budgetary Plan 2015 (October 2014)
Net borrowing based on unchanged legislation		-3.0	-2.6	-1.8	-0.8	-0.2
Structural net borrowing (2)		-0.9	-0.6	-0.4	0.0	0.0
Public debt (including support and PA debt) (5)		131.6	133.1	131.6	128.4	124.3
Memo: Update to 2014 EFD (September 2014)
Net borrowing	-2.8	-3.0	-2.9	-1.8	-0.8	-0.2
Primary balance	2.0	1.7	1.6	2.7	3.4	3.9
Interest	4.8	4.7	4.5	4.5	4.2	4.1
Structural net borrowing (2)	-0.7	-0.9	-0.9	-0.4	0.0	0.0
Change in structural balance	0.8	-0.3	0.1	0.5	0.4	0.0
Public debt (including support and PA debt) (5)	127.9	131.6	133.4	131.9	128.6	124.6
Public debt (net of support) (5)	124.4	127.8	129.7	128.2	125.0	121.0
Public debt (net of support and PA debt) (5)	123.2	125.0	126.9	125.6	122.6	118.8
Nominal GDP based on unchanged legislation (absolute value x 1,000)	1,609.5	1,616.0	1,639.0	1,687.7	1,738.4	1,788.6	1,841.0
Nominal GDP based on policy scenario (absolute value x 1,000)	1,609.5	1,616.0	1,639.0	1,681.5	1,737.0	1,793.4	1,848.6
1) Discrepancies, if any, are due to rounding.
2) Net of one-off measures and cyclical component.
3)   Inclusive or net of Italy's portion of loans to Member States of the EMU (bilateral or through the EFSF) and the ESM capital contribution. As of 2014, the amount of such outflows was approximately €60.3 billion, inclusive of €46.0 billion for bilateral loans and loans through the EFSF and €14.3 billion for the ESM programme (see Bank of Italy, Supplement to the statistical bulletin: Public finance, borrowing requirement and debt, No. 15 of 13 March 2015). The policy scenario estimates include the proceeds from privatisations amounting to approximately 0.41 per cent of GDP in 2015, 0.5 per cent of GDP in 2016 and 2017 and 0.3 per cent of GDP for 2018. Such proceeds include the residual portion (€1,071 million) of repayments during the 2015-2017 period of the bonds issued by Monte dei Paschi di Siena that were purchased by the Treasury. In addition, these estimates incorporate the assumption of gradual exit from the Unified Public Treasury as from 2017 and a modest reduction of the MEF's liquidity balances (approximately 0.17 per cent of GDP in 2017 and 0.14 per cent of GDP in 2018). The interest rate scenario used for the estimates is based on implicit forecasts derived from the forward rates on Italian government securities at the period for compiling this document.

4)   Level of the debt-to-GDP ratio that ensures the compliance of the rule in 2016 on the basis of the forward-looking criterion as of 2018. For additional details, reference should be made to Section III.7 of this document.

5)   Inclusive or net of Italy's portion of loans to Member States (bilateral or through the EFSF) and the ESM capital contribution. The estimates include the proceeds from privatisations amounting to approximately 0.28 percentage points of GDP in 2014 and approximately 0.7 per cent of GDP for each year from 2015 to 2018. These estimates also incorporate assumptions that the exit from the Unified Public Treasury will be postponed from 2015 to 2018. The estimates include the proceeds from the repayment of bonds financed by the Treasury for the account of Monte dei Paschi di Siena, in an amount equal to approximately €3.0 billion in 2014 (first tranche paid in July 2014) and around €1 billion during the 2015-2016 period. The scenario assumes a gradual closing of the spread between yields on 10-year Italian government securities and yields on 10-year German government securities from the level in 2014 to 150 basis points in 2015 and 100 basis points in 2016 and 2017.

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I. OVERALL FRAMEWORK AND ECONOMIC-POLICY OBJECTIVES

The net borrowing targets set out in the DBP for the 2015-2018 period are confirmed: 2.6 per cent of GDP in 2015, 1.8 per cent in 2016, 0.8 per cent in 2017 and zero balance in 2018. A nominal surplus of 0.4 per cent of GDP is projected for 2019.
In 2015, the manoeuvring room with respect to the net borrowing as based on unchanged legislation is to be used for reinforcing the implementation of the structural reforms already initiated, including in consideration of the specific macroeconomic backdrop.
Subsequently, with regard to the public finance targets indicated, the government has committed to cancel the activation of the safeguard clauses that had been enacted by previous Stability Laws as a means of ensuring the public finance balances and to continue the path toward achievement of a balanced budget in structural terms through additional actions to revise public expenditure and to achieve other savings.
On the basis of the policy scenario, the primary surplus in nominal terms is due to rise gradually, reaching 4.0 per cent in 2019, while the debt-to-GDP ratio will start to fall in 2016, ensuring the full respect of the Stability and Growth Pact's debt rule by 2018.
In full compliance with European regulations, the macroeconomic forecasts contained in this document have been submitted to the Parliamentary Budget Office (PBO) for validation. The macroeconomic scenario based on unchanged legislation has already been validated by the PBO.

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II.	MACROECONOMIC FRAMEWORK

II.1	INTERNATIONAL SCENARIO

In 2014, global GDP and global trade rose by 3.4 per cent and 3.2 per cent, respectively, with the former remaining stable and the latter slightly decelerating year on year.
The modest growth in the Euro Area (+0.9 per cent) mostly reflects the continuing weakness of investments (+1.0 per cent), which, in turn, have been conditioned by uncertainty about future growth prospects; the increase in private consumption (+1.0 per cent) was once again modest. The continuing unfavourable cyclical conditions have been balanced by a fiscal-policy orientation that has become essentially neutral. Still, the significant fiscal consolidation achieved in the previous two years has continued to yield its effects. In addition to a macroeconomic framework that remained a long way away from producing acceptable growth rates, the Euro Area grappled with an inflation rate that gradually diverged from the European Central Bank's target.
In an effort to ward off deflationary pressure and make it easier for banks to lend to the real economy, the ECB lowered the refinancing rate, and embarked on large scale Quantitative Easing (or "QE"), in the total amount of up to €60 billion per month until September 2016: this include a programme of Targeted Longer-Term Refinancing Operations (TLTROs), followed by the announcement of an Asset-Backed Securities Purchase Programme (ABSPP), a Covered Bond Purchase Programme (CBPP3) and, in early 2015, an Asset Purchase Programme (APP) for the purchase of public securities. In addition to influencing the rate curve and the euro exchange rate, the purchase of public securities provided by the QE programme should have expansionist effects on the economic system as a result of the re-adjustment occurring within the portfolios held by financial intermediaries, who represent the counterparty for the ECB purchase transactions. More specifically, the process of investors substituting the public securities sold with similar assets should lead to higher prices and lower rates across a broad spectrum of financial assets. In addition, the QE programme is designed to increase the liquidity of financial intermediaries, providing a further impetus to the supply of credit available for non-financial businesses and households.
Turning to the labour market, the unemployment rate in the Euro Area (11.4 per cent) fell only slightly. In the United States, the unemployment rate fell further, reaching 5.6 per cent, while GDP growth amounted to 2.4 per cent. The Federal Reserve has also announced that it will proceed with raising rates only when warranted by economic and financial conditions. In Japan, GDP remained stable, and is forecast to grow moderately, despite a contraction during the middle of the year following a value-added tax increase. The Bank of Japan's monetary policy remains extremely accommodating. The emerging countries in

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Asia have continued overall to enjoy growth rates above those in the highly industrialised countries, but the current growth rates are well below those of some years ago. China and India both grew by 7.4 per cent in 2014.
The growth forecasts for the global economy for 2015 indicate 3.6 per cent growth of GDP and a 4.0 per cent increase in trade. The ECB projects a 1.5 per cent increase in GDP in the Euro Area, and another slight reduction of the unemployment rate (11.2 per cent). In the United States, the FED estimates GDP growth of 2.3-2.7 per cent, while in Japan, the central bank forecasts the economy will expand by 2.1 per cent.
In 2016, the global economy's GDP is poised to grow by 4.1 per cent, with trade rising by 5.3 per cent.
The projections thus seem to suggest an international recovery, fuelled in part by the sharp reduction of oil prices, which, by driving down inflation, has also increased the purchasing power of consumers. However, there are still risks related to the different rates of growth in the United States and the Euro Area, which have already resulted in significant adjustments of the USD-EUR exchange rate and could prompt a "currency war". There is also the risk that the financial markets, which are now at peak levels, could abruptly react to a future increase in interest rates, becoming unstable and pushing the global economy once again toward recession. Finally, it should be observed that low commodity prices for an extended period of time can have dire consequences for those countries with commodity-driven economies.

II.2	ITALY'S ECONOMY

The second half of 2014 brought signs of stabilisation of the economic framework, and by the fourth quarter, general levels of economic activity levelled off, after three consecutive quarterly declines. The data available for the first months of 2015 confirm the end of the economic downturn and the start of a moderately expansive cyclical phase.
GDP decreased by 0.4 per cent in 2014, moving essentially in line with preliminary official estimates published in October in the Draft Budgetary Plan (0.3 per cent). The changes in relation to the third and fourth quarters of the year were in line with the government's forecasts in the EFD Update 2014, which were drawn up when only the data for the first two quarters were available.
The decline in GDP reflects the decline in gross fixed investment (-0.6 per cent in terms of the contribution to the change) and inventories (-0.2 per cent); such decreases were only partially offset by the positive contribution to growth of net demand from abroad (0.3 per cent).
Private consumption gradually recovered during the year, supported by a higher propensity to consume, while disposable income in real terms remained stable. The propensity to save averaged 8.6 per cent in 2014, declining slightly with respect to the previous year (8.9 per cent in 2013). As a result, private consumption grew on an annual basis by 0.3 per cent.
On the other hand, the policies to hold down expenditure for salaries/wages and intermediate consumption within the general government led to a significant decrease in public consumption (-0.9 per cent in real terms).

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II. MACROECONOMIC FRAMEWORK

In the fourth quarter of 2014, the declining trend of investments in machinery came to an end, while the contraction of investments in construction continued. The performance of capital investment has been particularly impacted by the fragility of the economic framework and the uncertainty about future prospects. In addition, part of the additional capital requirement was met through an increase in plant capacity utilisation, whose rate averaged 72.4 per cent in 2014, and was thus 1.0 percentage point higher than in 2013.
On the supply side, the decrease in GDP is referable to declines in added value in farming (-2.2 per cent), manufacturing, excluding construction (-1.1 per cent) and construction (-3.8 per cent), offset by a marginal recovery in the levels of activity in the services sector (0.1 per cent).
With reference to the manufacturing sector (excluding construction), the fourth quarter brought an end to the decline in production, and signs of a slight recovery. Instead, the situation in the construction sector remains particularly difficult, as indicated by the negative trend in the sector's production. In addition, Italy's economy has witnessed negative trends in housing prices; the first indications of a turnaround can be seen in housing sales, which are gradually rising from their recent historically low levels.
Exports have benefited from the favourable trend of global demand and improvement in competitiveness near the end of 2014, caused by the lower value of the euro.
The trade surplus (+2.8 per cent of GDP) led to a current account surplus in the balance of payments (+1.8 per cent of GDP), a phenomenon not seen since the end of the 1990s.
With reference to the labour market, the required hours worked at industrial and services companies rose during the second half of the year. Total employment in 2014 measured in terms of full-time equivalents (FTEs) was 0.2 per cent higher, due in part to the favourable trends in both the services and manufacturing sectors. According to reports about the labour force, employment rose at a slightly higher rate (0.3 per cent), but the unemployment rate increased to 12.7 per cent of the labour force (from 12.2 per cent in 2013) as result of greater participation in the labour market.
The wage trend was moderate. Earned income per worker rose on average for the year by just 0.6 per cent, while labour productivity declined by 0.6 per cent. As a result, the unit labour cost was up by 1.2 per cent for the economy as a whole. If the analysis is limited to manufacturing activity (which is more directly exposed to international competition), the unit labour cost decreased by 1.1 per cent.
The growth of prices was limited by wage moderation, the weakness of aggregate demand, and the sizeable reduction in oil prices. The harmonised index of consumer prices (HICP) decreased by 0.2 per cent on an annual basis (from +1.3 per cent in 2013); the HICP at constant tax rates was slightly negative (-0.1 per cent versus +1.1 per cent in 2013).
The data available for the first quarter of 2015 indicate a moderately favourable trend of the economic framework, which is starting to benefit from different factors, including the depreciation of the value of the euro and the substantial reduction in oil prices. In January, industrial production and orders came to a halt, but these data were probably affected by calendar factors. The

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results of leading surveys about the economy point to significant improvement: in March, consumer confidence rose for the third consecutive month, while business confidence rose to its highest level since 2008, with improvement reported by all of the leading economic sectors. Favourable indications also come from foreign trade data, with a strong flow of exports to non-EU countries in February. Turning to the financial sector, the QE has facilitated a decrease in long-term interest rates, and growth of equity investment; when considered altogether, the ECB's expansionist measures should lead to a medium-term recovery of lending to the private sector, and consequent growth of consumption and investments and a gradual increase in consumer prices, which should move closer to the medium-term target.

Forecasts for the Italian economy

This document provides two series of forecasts: one series based on unchanged legislation and another series based on the policy scenario. The latter incorporates the impact of the economic policies outlined in the Stability Programme and the National Reform Programme. Fiscal policies are considered as a whole in the forecasts; the precise definition of the measures will be referenced in the EFD Update and will be specifically outlined in the draft bill of the Stability Law.

Macroeconomic framework based on unchanged legislation

The EFD Update indicated a GDP growth rate of 0.6 per cent for 2015. The indications of a cyclical recovery described in the preceding section of this document are reassuring, and indeed prompt greater optimism. An initial positive change in GDP is expected for the first quarter, to be followed by a marked acceleration of the recovery. Although the changes in the international framework would justify a rather substantial upward revision of the 2015 growth rate (see focus on "Revision of the growth estimates"), the forecast provides for a prudent increase of only 0.1 per cent, with the current GDP growth estimate pegged at 0.7 per cent. The more rapid improvement of the economic cycle in 2015 will mostly have positive reflections on the performance of GDP in 2016, and therefore, the growth forecast for 2016 has been revised to 1.3 per cent (compared with the 1.0 per cent indicated in October).
Foreign demand is likely to provide a strong contribution to the acceleration of the economic cycle. Exports can be expected to climb, initially as a result of the depreciation of the euro and then from the recovery of international trade, starting in 2016. Domestic demand is likely to react more gradually. Consumption should continue to gradually regain momentum, favoured by increased purchasing power in terms of real income; investments should begin to react to better financial conditions, also incorporating the effects of the greater optimism already expressed in the confidence indicators. Domestic demand overall represents a "positive risk"; in line with the favourable developments in the labour market, the levels of the private consumption could actually turn out to be higher than currently projected.

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II. MACROECONOMIC FRAMEWORK

Considering the improved performance of exports and the decrease of oil prices, the current account surplus is projected to reach around 3.0 per cent of GDP.
The performance of the labour market in 2014 yielded a positive surprise in terms of employment. The levels of employment in 2014 were higher than forecast, and the projections (FTEs) incorporate moderate growth for 2015 (+0.6 per cent), followed by an acceleration in 2016. The unemployment rate can be expected to fall gradually, although this variable is more difficult to forecast. Given the improvement in the prospects for employment and the recovery, the rate of participation in the labour market could rise by a rate higher than that forecast. Such a development would be a positive signal on its own, although the reduction of the unemployment rate would be less than that projected.
The forecasts also provide for the continuation of wage moderation. In any event, the trend of pro capita income from full-time employment would remain positive, inasmuch as it would not completely incorporate the abrupt decrease in the inflation rate recorded over the past year.
As far as the trend of prices is concerned, it is believed that the QE programme implemented by the ECB will be sufficient to steer Euro Area inflation rate gradually toward the stated target. Accordingly, a higher rate of inflation can also be expected for Italy, driven in part by the increase in indirect taxes envisioned in the forecasts based on unchanged legislation.
The forecast changes of GDP between 2017 and 2019 also need to be mentioned. The macroeconomic framework envisioned in the forecasts based on unchanged legislation includes a slight downward revision compared with the policy-scenario forecasts contained in the EFD Update. This revision does not reflect any change in the government's view about the Italian economy's growth prospects in the medium term; the indications available would, if anything, suggest an upward revision. The new projections reflect a measure of caution used in making the required prudential forecasts of key public finance variables; indeed, if the GDP growth rates for 2017-2019 were to have been better than those currently in the forecasts, they would have led to further improvements in the budget balances. As a result, the government's estimate of the positive impact on GDP of several structural reforms has been subtracted from the forecast growth rate as from 2016; such impact has been added back, albeit for a smaller amount, as from 2018 in the policy scenario. In terms of real growth prospects, the government remains convinced that the full effect of the reforms should be manifested in advance of the timetable outlined in the new prudential assumptions. Reference is made to the focus on "Revision of the growth estimates" for a more detailed description.

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TABLE II.1: MACROECONOMIC FRAMEWORK BASED ON UNCHANGED LEGISLATION (% changes, unless indicated otherwise)
	2014	2015	2016	2017	2018	2019
INTERNATIONAL EXOGENOUS VARIABLES
International trade	3.2	4.0	5.3	5.3	5.4	5.4
Oil price (Fob, Brent)	99.0	56.7	57.4	57.4	57.4	57.4
USD-EUR exchange rate	1.329	1.081	1.068	1.068	1.068	1.068
ITALY MACRO DATA (VOLUMES)
GDP	-0.4	0.7	1.3	1.2	1.1	1.1
Imports	1.8	2.9	3.5	3.8	3.9	3.6
Final national consumption	0.0	0.3	0.7	0.7	0.8	0.8
Household consumption and NPISH	0.3	0.8	0.8	0.9	1.0	1.0
Government expenditure	-0.9	-1.3	0.4	-0.1	0.0	0.3
Investments	-3.3	1.1	2.1	2.3	2.2	2.1
- machinery, equipment and other	-1.7	2.5	3.0	2.9	2.8	2.7
- construction	-4.9	-0.3	1.2	1.6	1.6	1.4
Exports	2.7	3.8	4.0	4.0	3.8	3.6
Memo item: Current account balance (% of GDP)	1.8	2.7	3.1	3.2	3.4	3.5
CONTRIBUTIONS TO GDP GROWTH (1)
Net exports	0.3	0.4	0.3	0.2	0.1	0.1
Inventories	-0.1	0.0	0.1	0.0	0.0	0.0
Domestic demand, net of inventories	-0.6	0.4	0.9	0.9	1.0	1.0
PRICES Import deflator	-2.5	-1.6	1.2	1.7	1.7	1.8
Export deflator	-0.3	0.5	1.5	1.8	2.0	1.8
GDP deflator	0.8	0.7	1.7	1.8	1.8	1.8
Nominal GDP	0.4	1.4	3.0	3.0	2.9	2.9
Consumption deflator	0.2	0.4	1.8	1.9	1.6	1.7
Memo item: programmed inflation	0.2	0.3	1.0	1.5
Memo item: HICP, net of imported energy, % change (2)	0.8	1.3	1.5	1.6
LABOUR Labour cost	0.6	0.5	1.5	1.4	1.9	1.5
Productivity (measured against GDP)	-0.6	0.1	0.4	0.5	0.6	0.6
Unit labour cost (measured against GDP)	1.2	0.4	1.1	0.9	1.3	0.9
Employment (FTEs)	0.2	0.6	0.9	0.6	0.5	0.5
Unemployment rate	12.7	12.3	11.8	11.4	11.1	10.9
Employment (ages 15 to 64)
	55.4	55.8	56.2	56.5	56.8	57.0
Memo item: Nominal GDP (in EUR mn)	1,616,048	1,638,983	1,687,708	1,738,389	1,788,610	1,840,954
1) Discrepancies, if any, are due to rounding.
2) Source: ISTAT.
Note: The macroeconomic framework has been developed on the basis of information available at 27 March 2015.  GDP and components in volume (concatenated values, base year of 2010), data not adjusted for business days.

Policy forecasts

As already indicated, the policy-scenario forecasts incorporate all of the policy measures that the government outlines in the EFD. More specifically, the macroeconomic framework for 2016 assumes the total cancellation of the planned indirect tax increases (equivalent to 1.0 per cent of GDP), and measures to curb expenditure and other sources of savings for an amount equal to 0.6 per cent of

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II. MACROECONOMIC FRAMEWORK

GDP. Additional moderate expansionist measures are forecast for 2017. The economic growth rate for the years of 2018 and 2019 only also reflects the impact of the structural reforms that has been added back, albeit to a more modest extent than that projected in the EFD Update.
The greatest differences to the growth forecast come from private-sector demand (consumption and investment) in relation to the absence of the increase in direct taxes. The additional sources of savings assumed, and in particular, the cuts in government consumption, tend to contain the expansionist effects of the total collective consumption during the first years of the forecast; however, the favourable effects are seen over the first three years, and are accentuated by the presence of multiplier effects that are greater than in other cyclical phases.
As affirmed in the note sent to the European Commission about the relevant factors influencing the trend of the public debt, the crisis that started in 2008 significantly changed the macroeconomic framework for businesses and households, increasing the impact of fiscal policy (and any fiscal consolidation measures) on economic growth. During a prolonged period of very sluggish aggregate demand, budget multipliers actually tend to be higher than normal, particularly if: i) nominal interest rates for policy purposes reach their lower limit, thereby significantly reducing the effectiveness of monetary policy; ii) economic agents face severe financial constraints; and iii) the prospects for the economy appear particularly uncertain.
Under these assumptions, fiscal consolidation measures can cause disappointing performance of the debt-to-GDP ratio, because of the negative impact on economic activity.
In line with assumptions contained in Section 1.3 of the aforementioned note about relevant factors, the budget multiplier in this EFD is assumed to be a realistic and prudent value of just less than 1.0. Such value refers to a theoretical budget package equally distributed between revenue and spending measures. The impact of budget policy on GDP obviously depends on the mix of the measures in the next few years, including both those already adopted (and thus included in the macroeconomic and public-finance framework based on unchanged legislation), and those that the government is planning for the years ahead (in other words, the measures that make up the policy scenario). Consistent with the foregoing, it can be assumed that the multipliers are once again back at lower values when the country emerges from the completely anomalous macroeconomic environment of these past years.
Over and above the multiplier effects that mostly involve the first 2-3 years of the forecast horizon, the policy-scenario forecasts present growth levels that are above those in the forecasts based on unchanged legislation, including in the medium term. Additional disparities between the two scenarios are due to two types of factors. First, while the cancellation of the increase in indirect taxes entails a reduction of the tax burden with permanent effects on GDP, the expenditure cuts have only temporary negative effects, and the by-product of these two trends is an expansionist effect, including in the medium term. Secondly, there is an impact from the structural reforms, however only in the final years of the forecast period; such impact is equal to 0.1 per cent of GDP in 2018 and 0.2 per cent of GDP in 2019.

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TABLE II.2: BASE ASSUMPTIONS
	2014	2015	2016	2017	2018	2019
Short-term interest rate (1)	0.20	0.15	0.31	0.57	0.94	1.35
Long-term interest rate (1)	3.00	1.60	1.84	2.11	2.35	2.58
USD-EUR exchange rate	1.33	1.08	1.07	1.07	1.07	1.07
Change in the real effective exchange rate	-0.1	-13.7	-0.6	0.0	0.0	0.0
Global economy growth rate, excluding EU	3.6	4.0	4.4	4.5	4.4	4.4
EU GDP growth rate	1.3	1.6	2.0	1.9	1.8	1.7
Growth rate in Italy's key foreign markets	3.6	4.0	5.4	5.3	4.8	4.5
Growth of imports (in volume), excluding EU	3.4	3.9	5.2	5.1	4.6	4.3
Oil price (Brent, USD/barrel)	99.0	56.7	57.4	57.4	57.4	57.4
1) Short-term interest rate: the average of the forecast rates on 3-month government securities issued during the year. Long-term interest rate: the average of the forecast rates on 10-year government securities issued during the year.

TABLE II.2A: MACROECONOMIC PROSPECTS
	2014	2014	2015	2016	2017	2018	2019
	Level (1)	% Change
Real GDP	1,537,258	-0.4	0.7	1.4	1.5	1.4	1.3
Nominal GDP	1,616,048	0.4	1.4	2.6	3.3	3.2	3.1
COMPONENTS OF REAL GDP
Private consumption (2)	918,028	0.3	0.8	1.2	1.4	1.3	1.2
Public consumption	313,864	-0.9	-1.3	-0.5	0.0	0.0	0.3
Gross fixed investment	259,094	-3.3	1.1	2.7	3.0	2.8	2.4
Inventories (% of GDP)		-0.1	0.0	0.1	0.1	0.0	0.0
Exports of goods and services	448,899	2.7	3.8	4.0	3.9	3.7	3.6
Imports of goods and services	400,108	1.8	2.9	3.8	4.6	4.2	3.8
CONTRIBUTIONS TO REAL GDP GROWTH
Domestic demand	-	-0.6	0.4	1.1	1.3	1.3	1.2
Change in inventories	-	-0.1	0.0	0.1	0.1	0.0	0.0
Net exports	-	0.3	0.4	0.2	0.0	0.0	0.1
(1) In € mn.
(2) Expenditure for final consumption of households and NPISH.
Note: Discrepancies, if any, are due to rounding.

TABLE II.2B: PRICES

	2014	2014	2015	2016	2017	2018	2019
	Level (1)
GDP deflator	105.1	0.8	0.7	1.2	1.8	1.9	1.8
Private consumption deflator	107.1	0.2	0.4	1.0	1.9	1.8	1.7
HICP	119.3	0.2	0.4	1.0	1.9	1.8	1.7
Public consumption deflator	100.2	0.6	-0.1	-0.2	0.6	0.6	0.8
Investment deflator	104.7	0.1	1.8	2.1	2.2	2.2	2.0
Export deflator	105.7	-0.3	0.5	1.7	1.8	2.0	1.8
Import deflator	105.8	-2.5	-1.6	0.8	1.7	1.8	1.8

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TABLE II.2C: LABOUR MARKET
	2014
	Level (1)	2014	2015	2016	2017	2018	2019
Number of employed (national accounts)	24,343	0.1	0.6	1.0	0.8	0.7	0.7
Employment, number of hours worked	42,209,060	0.1	0.7	1.0	0.8	0.8	0.8
Unemployment rate		12.7	12.3	11.7	11.2	10.9	10.5
Labour productivity, number of employed	63,149	-0.5	0.1	0.4	0.6	0.6	0.5
Labour productivity, hours worked	36.4	-0.6	0.0	0.4	0.6	0.5	0.4
Total employee compensation	642,071	0.9	1.3	2.4	2.4	2.8	2.5
Compensation per employee	39,925	0.6	0.5	1.5	1.4	1.9	1.5
1) Units of measure: thousands for the number of employed (national accounts) and number of hours worked; labour productivity in euros at constant values; total employee compensation in millions of euros; compensation per employee in euros.

TABLE II.2D: SECTOR ACCOUNTS
% GDP	2014	2015	2016	2017	2018	2019
Net lending/borrowing with the rest of the world	2.0	2.9	3.3	3.2	3.3	3.3
Balance of goods and services	3.2	4.1	4.5	4.4	4.5	4.5
Balance of primary income and transfers	-1.4	-1.4	-1.4	-1.4	-1.4	-1.4
Capital account	0.2	0.2	0.1	0.1	0.1	0.1
Net lending/borrowing of the private sector	5.0	5.5	5.1	4.0	3.3	2.9
Net lending/borrowing of the general government (1)	-3.0	-2.6	-1.8	-0.8	0.0	0.4

1) Following the introduction of the new national accounting criteria, the accounting treatme nt of interest linked to transactions in financial derivatives instruments, as defined by excessive deficit procedure (EDP), has been aligned with that of the ESA 2010.

Foreign trade

Italy's foreign trade accelerated in 2014 with respect to the previous year, moving in line with the positive trend of trade and industrial production at a global level1. Italy's trade balance was a surplus of approximately €42.9 billion (2.8 per cent of GDP), which was a significant improvement over the €29.2 billion posted for 2013, and the highest level in the European Union after Germany and the Netherlands2. This result is the effect of export growth (2.0 per cent) and a reduction in imports (-1.6 per cent) in value terms. From a geographic perspective, both import and export flows were more dynamic with respect to European countries, while imports from non-European countries decreased due to fewer purchases of energy products.
The average unit values (AUV) of exports increased by 1.4 per cent in 2014, while the AUV of total imports decreased by 2.6 per cent. From a geographical perspective, the highest increase in the AUV of exports was seen with respect to non-European countries (+1.7 per cent), while the biggest decrease in the AUV of

1      In 2014, trade and industrial production at a global level grew by 3.1 per cent and 3.3 per cent, respectively (+0.4 percentage points and +0.9 percentage points, respectively, over 2013). Source: CPB Netherlands Bureau for Economic Policy Analysis, 'World Trade Monitor', 24 March 2015.
2      Source: Eurostat, 19 March 2015.

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imports was also with regard to non-European markets (-5.0 per cent), mostly due to fewer purchases from the OPEC countries and Russia.

FIGURE II.1: EXPORT AND IMPORT VOLUMES BY GEOGRAPHIC AREA – 2014 (% change y/y)
(*)DAE is the acronym for Dynamic Asian Economies. Such aggregate includes the following Asian countries:
Singapore, South Korea, Taiwan, Hong Kong, Malaysia and Thailand.
Source: Calculation on ISTAT data contained in the COEWEB Databank

FIGURE II.2: EXPORT AND IMPORT VOLUMES BY SECTOR – 2014 (% change y/y)

A= Agriculture, forestry and fishing; CA= Food, beverages and tobacco; CB= Textiles and apparel; CC= Wood and wood products; CD= Petroleum products; CE= Chemical products; CF= Pharmaceutical products; CG=Plastic materials and non-metal mineral products; CH= Metals and metal products (excluding machinery and systems); CI= Computers, electronic devices and optical devices; CJ= Electrical devices; CK=Machinery; CL= Transportation means; CM=Other manufactured products.
Source: Calculation on ISTAT data contained in the COEWEB Databank.

In volume terms, the total exports of goods rose by 0.6 per cent compared with the previous years, with an expansion of volumes exported to European countries. Imports increased by a greater extent (1.1 per cent) in almost all of the

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geographic areas. More specifically, exports were higher to the United States (+7.8 per cent) and the DAE countries (+6.3 per cent). Among the European countries, the biggest increase in exports was to Spain (+4.2 per cent). The greatest increases in import volumes were with respect to Japan, the United States and China (+10.6 per cent, +9.0 per cent and +7.6 per cent, respectively). In Europe, the largest increase in imports was with respect to Spain (+5.7 per cent).
From an industry perspective, the greatest growth in exports came from pharmaceutical products (+10.2 per cent), followed by vehicles and transportation equipment (+5.3 per cent), electrical devices (+2.4 per cent) and wood products (+2.2 per cent). Imports rose in almost all sectors, especially for other manufactured products (+6.3 per cent). In addition, growth rates above 4.0 per cent were seen for the textile/apparel sector, vehicles and transportation equipment, machinery, plastic materials, and metal products (excluding plant and machinery).

FOCUS
Revision of the estimates of growth
This focus section illustrates the factors that led to the revision of the GDP growth estimates and the estimates of other variables in the Italian macroeconomic framework compared with the figures presented in the 2014 EFD Update.

A first distinction regards the forecast horizon. While the economic growth rate was revised upward for 2015-2016, the projections for the medium term (2017-2018) were lowered. The reasons underlying the revisions are significantly different.

Revision of the short-term forecasts (2015-2016) based on unchanged legislation

The unexpected developments in the performance of the Italian economy in the second half of 2014 did not exert any influence on the new growth estimates for the short term. In October 2014, upon the publication of the most recent EFD Update, the only available data for the year of 2014 referred to the first two quarters of the year. The national accounting data recently published by ISTAT confirmed that the government's estimates were correct, and that there were essentially no forecast errors. In addition to GDP, similar considerations are valid for the main components of aggregate demand, namely, consumption and investments.

Instead, there were several, positive unexpected developments with respect to the other national accounting aggregates. For example, with respect to the labour market, the forecasts developed in October assumed a slight decrease in employment at the end 2014 and a recovery thereafter, starting from 2015, on a basis consistent with the provisions to support employment and the expected improvement of the economic cycle. Instead, at the end of 2014, the labour market proved resistant. In addition, the GDP deflator was also greater than expected. These developments have been incorporated into the new projections, thereby creating an improved framework for the starting point of the forecast (so-called positive carryover effect) and therefore, with all other conditions being equal, more dynamic growth rates.

Another reason for the revision of the forecasts is the change in the international exogenous framework compared with that last fall, as already described in Section II.1 of this document. The quantification of the impact of such improvement on growth has been done by considering analyses published by various national research entities in early 2015 that indicate very significant effects on the Italian economy. Almost all of these analyses pointed out that these were potential values (i.e. the maximum impact), and the projections published by such entities at the same time or later did not fully incorporate the effects indicated.

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The table below shows a valuation effected with an MEF econometric model that compares the international exogenous variables underlying the macroeconomic forecasts in the 2014 EFD Update and the 2015 EFD. The table shows the variances in the values of GDP attributable to the main exogenous variables and the total value. The summary data show that the change in the euro exchange rate has the most immediate effect, while the growth of global demand becomes more relevant in the second year. The impact of the reduction of the crude oil price is also positive since it increases household disposable income. The reduction in interest rates exerts a much more gradual effect, with a more significant impact over the medium term.

ESTIMATED EFFECT OF CHANGE IN INTERNATIONAL EXOGENOUS VARIABLES VIS-V’-VIS THE 2014 EFD UPDATE (impact on forecast growth rates)
	2015	2016	2017	2018	2019
Oil price	0.2	0.1	0.0	-0.1	-0.1
Global demand weighted for Italy	0.0	0.1	0.1	0.0	0.0
Effective nominal exchange rate, price of manufactured goods	0.3	0.2	0.0	0.0	0.0
USD price of non-combustible commodities	0.0	0.0	0.0	0.0	0.0
Interest rates	0.1	0.1	0.1	0.2	0.2
Total	0.6	0.5	0.1	0.1	0.1

In terms of growth rates, the shift is equal to 0.6 per cent in 2015 and 0.5 per cent in 2016, with additional, albeit smaller, positive effects in the later years. The values are slightly lower than those projected in other valuations; the cumulative impact is equal to 1 per cent of GDP in the first two years. The results suggest an even higher upward revision of the forecasts for 2015-2016 compared to that actually effected with respect to the EFD Update, with the more limited adjustment done in order to keep the forecast prudent.

Revision of the medium-term forecasts (2017-2019) based on unchanged legislation

Unlike the forecasts for 2015 and 2016 (short-term forecasts), the government has revised downward the medium-term GDP growth forecasts based on unchanged legislation, starting in 2017. As explained in Section II.2 of this document, the revision is the result of the elimination, vis-à-vis the forecast published in the EFD Update, of the positive impact on growth that the government estimates will come from certain structural reforms. The incremental growth coming from reforms is equivalent to 0.2 per cent of GDP in 2016, 0.4 per cent in 2017 and 0.4 per cent in 20183 (see Table II.4 of the 2014 EFD Update)4. The estimated impact of several tax measures, which are also structural, has remained incorporated in the forecast based on unchanged legislation; such measures include the reduction of the regional tax on productive activity and a personal income tax credit of €80, with the effect thereof equal to 0.4 per cent of GDP in 2016.

Although recognising the difficulty of directly attributing to growth the impact of the structural reforms, it is nonetheless important to evaluate the effects of such reforms and to attempt to consider such effects in the official economic forecasts. In addition, starting from the growth estimates that can be indirectly developed from the production function methodology developed by the Output Gap Working Group (OGWG), it is possible to demonstrate that the current forecasts are prudential on the whole. The estimates of

3 The effects of the reforms regard the following spheres: justice system, public administration, competitiveness and Jobs Act. An updated, detailed and transparent description of the estimation methods (done through DSGE models in use at the Department of Treasury) can be found each year in the National Reform Programme. The estimates are normally assessed by the European Commission and compared with the valuations made by leading international organisations. There are no disparities with regard to the potential effects of the reforms; it is generally crucial to agree on the timing for the implementation of the reforms because this influences the speed with which the reforms affect the economy.
4 The revision also considers a slight positive effect between 2017 and 2019 coming from the revision of the international exogenous variables.

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potential GDP could also be used in supplying a benchmark growth forecast. In any event, the values of growth that are obtained are currently very limited since they are essentially not linked to the ongoing reform processes.

The OGWG methodology is subject to two main drawbacks that respectively regard the valuation of the output gap at time t (as a consequence of the estimate of potential GDP) and the forecast of a potential growth rate for the economy. With regard to the first aspect, the methodology is subject to excessive pro-cyclicality since it estimates an unemployment rate too close to that observed, ending up underestimating potential GDP and the level of the negative output gap in unfavourable phases. With regard to the second aspect, the methodology does not capture the effects of the reforms on potential GDP in terms of future growth; the fundamental determinants of potential GDP (unemployment rate, rate of participation in the labour force, and total factor productivity) are projected out according to statistical methods or technical assumptions that do not capture the effects of the reforms5. These aspects are currently being addressed by the OGWG and the work of updating the estimation methods could lead to revisions that will improve the methodology.

The following table shows the growth forecasts based on unchanged legislation (A) included in the 2015 EFD, the growth rate of potential GDP (B) and the change of the output gap (C) as obtained with OGWG methodology6 applied through 2016. The columns to the right show the growth rate that, when summed with the potential GDP growth rate (starting in 2017), leads to the closing of the output gap in 2019 (D) and the shift between the growth based on unchanged legislation and that computed in column D (column E).

COMPARISON BETWEEN GROWTH FORECAST BASED ON UNCHANGED LEGISLATION AND PROJECTIONS USING THE PRODUCTION FUNCTION METHODOLOGY
	GDP Forecast	Potential GDP	Change in Output Gap	Estimated GDP Growth B+C	Difference A-D
	A	B	C	D	E
2013	-1.7	-0.7	-1.0
2014	-0.4	-0.5	0.1
2015	0.7	-0.2	0.9
2016	1.3	-0.1	1.3
2017	1.2	0.2	0.7	0.92	0.25
2018	1.1	0.5	0.7	1.16	-0.10
2019	1.1	0.6	0.7	1.32	-0.19

Column E shows that when adding a cyclical growth component (linked to the closing of the output gap) to potential GDP estimated with the current methodology, the result is values not too distant from those reported in the EFD forecasts based on unchanged legislation.

Returning to the drawbacks of the OGWG methodology as indicated above, it is first possible to observe that the presence of a negative output gap that is greater than that estimated (in 2016, it would be equal to approximately 2.1 percentage points of GDP) would justify greater “cyclical” growth of GDP for zeroing out the gap. According to some estimates, the output gap is currently one point higher, and this would justify incremental growth of approximately 3 per cent per year starting in 2017

5 For example, the participation rate currently projected does not capture the increases in the labour supply as a result of recent pension reform. In the same way, the structural unemployment rate (NAWRU) in the medium term tends to rise instead of fall. This is completely counter-intuitive considering the recent reform of the labour market and the permanent reduction of the tax wedge on labour made operative by the most recent Stability Law.
6 It is assumed that the output gap estimated for 2016 (equal to 2.1) will close on straight-line basis over three years. Amidst favourable exogenous conditions and an economic recovery (as assumed in the scenario based on unchanged legislation), this assumption is reasonable.

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In addition, the breakdown the estimated change in potential GDP between 2017 and 2019 shows the average contributions of capital, labour and total factor productivity (TFP) are 0.1 percentage points, 0.5 percentage points, and -0.1 percentage points, respectively. The final figure shows that the projected trend of the TFP is not affected at all by the reforms, and is therefore, at the very least, unrealistic.
This analysis suggests that the forecast scenario based on unchanged legislation is extremely prudent, and that it does not appear to capture any of the impact of the structural reforms, which have at this point been ongoing for some years. However, the situation is changing. If, on the one hand, the OGWG methodology may undergo improvements that will allow it to capture at least some of the effects of the reforms, on the other hand, there is increasing recognition of the use of dynamic stochastic general equilibrium (DSGE) models in the evaluation of the reforms.
In past years, numerous works have been published about the effects of structural reforms, including by the European Commission; these works, however, have never translated into precise indications about considering the improved prospects for growth in medium-term forecasts (the relevant time horizon for economic planning and public finance). With a recent European Commission communication about flexibility, the estimation of the impact of the reforms has taken on new importance in relation to the reforms clause. Indeed, the Commission has explicitly requested Member States to provide a precise estimation of the effects of reforms in order to be able to make use of the clause. The logic for the request is that deviation from the MTO, or from the path of adjustment toward the MTO, entails a greater accumulation of debt until the Member State is back on the path that would lead to the MTO without invoking the clause. The future benefits of the reforms, in terms of improvement of output, and therefore, public finance improvement, must more than offset the initial accumulation of debt, thereby allowing a certain time interval for getting to a lower debt-to-GDP ratio. This conditionality necessitates precise assessments that can also be made with DSGE models, which highlight the importance of the expected effects (shocks) on economic growth stemming from economic reforms that are planned or have been implemented.7

FOCUS
NAWRU: sensitivity to initialisation parameters for variances in latent factors
The production function model of the Output Gap Working Group (OGWG) represents the reference method for calculating potential GDP and the structural budget balances within the framework of the Stability and Growth Pact.8 On the basis of this methodology, the series of structural balances depends on one hand on the macroeconomic framework and the underlying forecast and on the other hand on the identification of the parameters for the estimation of the structural unemployment rate (Non-Accelerating Wage Rate of Unemployment (NAWRU)), those related to the total factor productivity (TFP), and the other variables contributing to potential growth.
The specification currently used for the NAWRU is based on a bivariate model in which the unemployment rate is broken down into trend and cyclical components through a Kalman filter. This filter also includes the Phillips curve in the joint estimate. The Phillips curve regresses the change in wage inflation on the unemployment gap (current and lagged). In order to carry out the estimation, the Kalman filter requires the ex-ante definition of the initialisation parameters for the latent factors, and in particular the variances of the shocks to the trend and cyclical components and of the stochastic process that governs the Phillips curve (for additional details about the methodology and the parameters used, see

7 This aspect is discussed in a special section of Chapter III of this document.
8 In view of the provisions established by Law No. 243/2012 that made operational the principle of balanced budget rule enshrined in the Constitution, the OGWG methodology may also be considered as the method of reference for Italy.

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Methodological Note in Section III.1 of this document). The parameters involved in the estimation also include four variances of the shocks to the trend, the slope, the cycle and the Phillips curve. The estimation method is rather sophisticated but it provides that the upper and lower limits (bounds) of the four variances of the shocks to the trend, the slope, the cycle and the Phillips curve, which are crucial for the determination of the level and the trend of the NAWRU, are to be decided on a discretionary basis. Such parameters are currently selected on the basis of discretionary criteria that are not always evident ex ante.

For example, the European Commission has always sought to keep the changes of such bounds to a minimum in order to avoid excessive revisions of historical data. However, in recent years, following the significant increases in the unemployment rate, the Commission modified the bounds on numerous occasions with the purpose of obtaining a NAWRU series that would track the historical fluctuations of the unemployment rate. For this reason, the upper limits of the variance of the cycle have been, in different instances and on a discretionary basis, gradually lowered with the result being that the NAWRU estimates are, indeed, excessively pro-cyclical. Such an outcome is not in line with the economic theory underlying the determination of a rate of equilibrium of unemployment that would not exert any pressure on the performance of prices, which, instead, would suggest a less volatile rate.

Provided that between one published forecast and another, the European Commission aims to obtain estimates of the NAWRU that present an historical trend in line with previous vintages results, it is of some relevance to investigate whether , when bearing in mind the EC's main objective, it is possible to find upper limits of the variances of the latent factors that produce better NAWRU estimates in statistical terms, that are less pro-cyclical at the end of the sample and, more importantly, less subject to discretion.

In order to reduce the discretion in the choice of the NAWRU initialisation parameters, an empirical method has been conceived that is based on a grid search and a hierarchy selection of statistical criteria which, when starting from a set of initial parameters, allows for deciding, in an "optimal" manner, how to modify such bounds.

The analysis was carried out starting with the values of the bounds identified by the European Commission for the Winter Forecast 2015. A group of alternative combinations sufficiently broad for this exercise (approximately 7,000) was constructed through an iterative procedure, around such values .

The table below reports the change intervals of the variances considered in the analysis (LB = lower bound; UB = upper bound). The NAWRU estimates were obtained through iteration, by considering all of the possible combinations of parameters within such intervals.

INTERVALS OF CHANGE OF THE VARIANCES OF THE LATENT FACTORS OF NAWRU
	Winter Forecast 2015		GRID SEARCH
	LB	UB	LB	UB
Trend	0	0.08	0 < lb(var(ε1)) < 0.01	0.05 < ub(var(ε1)) < 0.11
Slope	0	0.02	0 < lb(var(ε2)) < 0.01	0.01 < ub(var(ε2)) < 0.05
Cycle	0	0.115	0 < lb(var(ε3)) < 0.001	0.08 < ub(var(ε3)) < 0.20

As a first step, the approximately 7,000 series of the NAWRU obtained on the basis of the individual iterations were appropriately compared with the historical series of the Autumn Forecast 2014. The latter represents the reference point to be used in the process of selecting the bounds since it corresponds to the information set available at the time of the new estimation done for the Winter Forecast 2015.
Thereafter, the results of the different iterations were ordered on the basis of the criterion of the root mean squared error (RMSE) with respect to the European Commission's NAWRU series. In essence, only the series that presented a root mean squared error (RMSE) less

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than or equal to9 0.23 for the 1967-2012 period were selected, and all of the others were rejected10. By virtue of this criterion, it was possible to identified 600 scenarios ensuring a good fit of the estimates vis-à-vis the historical trend of the NAWRU estimated by the European Commission.

VOLATILITY OF THE NAWRU ESTIMATES TO CHANGES IN THE BOUNDS OF VARIANCES

The estimates of Italy's NAWRU obtained for the 600 scenarios considered are summarized in the figure above in which it is possible to evaluate their volatility for the 1967-2016 period. For each year, the intervals show the NAWRU fluctuation range across all scenarios, while the continuous line corresponds to the values estimated by the European Commission in the Winter Forecast 2015. It is noted that the estimate at the end of the sample period (2015-2016) presents growing volatility with respect to the immediately preceding years.

Once the set of scenarios that present an historical trend in line with the European Commission's recent estimates has been identified, the next step requires to select the combination of the initialisation parameters of the variances that produces the best estimate in statistical terms.

The criterion agreed by the Output Gap Working Group (OGWG) in order to evaluate the goodness of fit of the NAWRU estimates is based solely on the significance of the parameter β1 of the Phillips curve which corresponds to the coefficient for regressing wage inflation on the current unemployment gap (see Formula (8) of the Methodological Note, Section III.1 of this document). As the significance of the parameter β1 increases, the preference for the NAWRU results (and underlying bounds) increases. Accordingly, in line with such criterion, only 470 of the 600 simulated scenarios were chosen on the basis of a level of significance equal to or above 99.5 per cent.

Following such a filtering of the results, the next step assumes that the ”optimal” variance bounds are chosen from those included in this group by identifying the NAWRU series with the highest log likelihood parameter in absolute terms (equal to -137.62 versus the -136.92

9 In 2012, the European Commission revised the Italian NAWRU series, significantly changing the parameters for the variances. With respect to the previous series, this change produced a Root Mean Squared Error (RMSE) of 0.23, which is completely comparable with the limit set in the current year on the value of the RMSE used for filtering the initial 7,000 scenarios.
10 The discarded series nonetheless ensure the convergence of the estimation algorithm at local optima, but do not present a NAWRU trend sufficiently in line with the trend of the series of Italian unemployment.

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obtained by the Commission for the Winter Forecast 2015). The table above reports the parameters of the optimal bounds selected on the basis of the hierarchy of statistical criteria identified (so called “grid search”).

SELECTED ‘OPTIMAL’ PARAMETERS
	LB	UB
Trend	0	0.05
Slope	0	0.02
Cycle	0	0.15

By comparing the bounds selected through the grid search analysis with those discretionarily chosen by the European Commission, it is possible to note a smaller interval of change for the variance of the trend, to the benefit of the greater freedom of fluctuation for the variance of the cycle (which is economically logical to expect).

The figure below shows the comparison between the NAWRU estimated by the European Commission and the optimal NAWRU estimated with the initialisation parameters selected on the basis of the grid search. The new NAWRU is slightly less cyclical than that estimated by the European Commission and slightly smoother.

NAWRU COMPARISON WITH EUROPEAN COMMISSION ESTIMATES

When the NAWRU derived on the basis the hierarchy of statistical criteria is used for estimating potential GDP (with the macroeconomic and public finance scenario held unchanged), the output gap widens as a result of a higher level of potential GDP and an improvement in the public finance structural balance over the entire forecast period is obtained.

EFFECTS OF THE NEW NAWRU ON THE STRUCTURAL BALANCE
Winter Forecast 2015				Winter Forecast 2015 (Optimal NAWRU)
	Potential GDP	Output Gap	Structural Balance	Potential GDP	Output Gap	Structural Balance
2013	1,617.58	-4.3	-0.8	1,620.77	-4.5	-0.7
2014	1,609.50	-4.3	-0.9	1,612.31	-4.5	-0.8
2015	1,604.59	-3.5	-0.6	1,606.54	-3.6	-0.5
2016	1,603.18	-2.1	-0.8	1,604.53	-2.2	-0.8

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In conclusion, the analysis conducted for evaluating the NAWRU's sensitivity to the change of the limits imposed for the fluctuation of the variances of the latent factors has shown that the European Commission's selection of the NAWRU variance bounds is not necessarily the best in statistical terms, and it may therefore produce potentially more-than-negligible effects on the estimates of potential GDP and consequently on the assessment of fiscal policies.

FOCUS
The role of the Phillips curve for estimation of potential GDP
The Non-Accelerating Wage Rate of Unemployment (NAWRU) represents the level of the unemployment rate which guarantees that in the economic system there is neither wage nor price inflation . The NAWRU represents a fundamental variable of the production function agreed at European level for the estimation of potential GDP and the output gap, The NAWRU is estimated by applying a Kalman filter to the series of the unemployment rate and to the equation that expresses the inverse relationship between wage growth and cyclical unemployment (Phillips curve).

In this regard, recent empirical analyses have shown how the inverse relationship between inflation (wage inflation and price inflation) and the unemployment rate (as empirically measured by the Phillips curve) may have weaken over past decades, and, in particular, during the recent financial crisis. Some empirical studies11 estimate a gradual levelling of the curve due to the fact that price expectations have been anchored to the inflation targets declared and pursued by the respective central banks. Other researches12 have shown how the traditional Phillips curve tends to indicate a weakening of the relationship between unemployment and wages (or price inflation) because the traditional curve overlooks the broader weight assumed by long-term unemployment, which, since it cannot be reabsorbed quickly, contributes to creating phenomena of hysteresis.

Considering the current level of interest rates and low inflation, the relationship between the unemployment rate and labour cost seems to have lost significance. Indeed, despite the sizeable increase in unemployment during the most recent recession, the effects thereof on inflation have been modest.13

Whatever the underlying rationale may be, it is unquestionable that in recent years, considerable increases in the unemployment rate experienced in some countries have not been matched by correspondent reduction in prices inflation and wage inflation in line with what would have been foreseen on the basis of the mechanisms underlying the Phillips curve.

More specifically, in Italy's case, the Phillips curve model used for the estimation of the NAWRU as part of the methodology agreed at the European level for computing the output gap and structural balances14 is a model producing results that are pro-cyclical and, at the same time, not robust from a statistical point of view.

In the most recent NAWRU estimates produced by the European Commission (Winter Forecast 2015), the related coefficients that link wage inflation to the unemployment gap

11 In this regard, see: Ball L. Mazumder S., (2015) A Phillips Curve with Anchored Expectations and Short-Term Unemployment, IMF Working Paper, WP/15/39, available at: http://www.imf.org/external/pubs/ft/wp/2015/wp1539.pdf. See also: Rusticelli E., Turner D. Cavalleri M.C. (2015) Incorporating Anchored Inflation expectations in the Phillips Curve and in the derivation of OECD measures of the unemployment gap, OECD Working papers.
12 In this regard, see: Elena Rusticelli, (2014), Rescuing the Phillips curve: Making use of long-term unemployment in the measurement of the NAIRU, OECD Journal: Economic Studies, 2014, vol. 2014, issue 1, pages 109-127
13 IMF (2013) "The dog that didn't bark: has inflation been muzzled or was it just sleeping", World Economic Outlook, IMF, April.
14 For additional details, see formula (8) of the Section III.1 of the methodological note attached to the EFD 2015.

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are highly significant. However, the entire Phillips curve model in Italy's case is marked by a very low coefficient of correlation R2 whose value is just above zero (see table and figure below). As shown by the figure below, the results of the Phillips curve explain practically nothing about the wage pattern. It follows that, even though the NAWRU is estimated through a bivariate model, given the very weak contribution of the Phillips curve, the results do not substantially differ from those that would be obtained from a simple univariate distribution of the series of the unemployment rate.

Even though it is objectively difficult to obtain high values of R2 (considering the characteristics of the wage inflation variable that is very erratic at the start of the forecast period and rather flat toward the end of the forecast horizon, especially after the changeover to the euro), it would be desirable to identify a better specification in which the relationship between inflation and unemployment gap could effectively be measured.

ESTIMATES OF THE PHILLLIPS CURVE WITH THE EUROPEAN COMMISSION MODEL
	Coefficient	S.E.	t-stat
Constant	-0.0016	0.0033	-0.493
Beta - lag 0	-0.0324	0.011	-2.957
Beta - lag 1	0.054	0.0185	2.9107
Beta - lag 2	-0.0256	0.0118	-2.1582
Innovation variance	4.94E-04
R-squared (uncentered)	0.0129

PHILLIPS CURVE UNDERLYING THE ESTIMATION OF THE NAWRU

In an attempt to improve the fit of the model and therefore, to obtain more accurate estimates of the NAWRU, it is possible to use an alternative specification of the Phillips curve, in which, in line with the approach taken by other international organisations (such as the OECD and IMF), the endogenous variable currently represented by the series that measures the acceleration of wage inflation is to be substituted with the series that measures price inflation.

More specifically, the model has been re-estimated, by substituting the equation currently used by the European Commission for the estimation of the Phillips curve (see formula (8) of the Methodological Note in Section III.1 of this document) with the following formula:

∆Pt = α + β1Gt + β2Gt-1 + β3Gt-2 + γMGSt + ε4t                ε4t ~ N(O, var (ε4))

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where P= the inflation rate calculated on the consumption deflator, Gt= unemployment gap and MGS= weight of imported inflation on the quota of domestic demand. The introduction of an exogenous variable capable of capturing the effects of import prices is in line with the OECD model and with the theoretical formula adopted by the European Commission.

When using such specification for the Phillips curve, the model moves from the estimation of the Non-Accelerating Wage Rate of Unemployment (NAWRU) to the estimation of the Non-Accelerating Inflation Rate of Unemployment (NAIRU) although remaining within the framework used by the European Commission.

The estimates of the NAIRU obtained with the new Phillips curve have been calibrated by appropriately selecting the limits for fluctuation of the variances of the latent factors in relation to the trend and cyclical components, on the basis of a statistical criterion (grid search) developed by the Treasury Department, which has been described above

The results reported in the table and figure below show a general improvement in the estimates of structural unemployment when compared with the results obtained by the European Commission for the Winter Forecast 2015 (see log likelihood figure), as well as a considerable increase in the goodness of fit of the Phillips curve (R2 equal to approximately 48 per cent) particularly with regard to the most recent years of the sample.

RESULTS OF THE ESTIMATION OF THE NEW NAIRU MODEL
	New Phillips Curve	Wf15
β1 (T-Stat)	-2.0358	-2.9577
-2*Log-likelihood	-171.3354	-136.9299
R2	0.477	0.0129

PHILLIPS CURVE UNDERLYING THE ESTIMATION OF THE NAWRU

The figure below shows the comparison between the NAWRU of the Winter Forecast 2015 and the new estimate of the NAIRU. As it is possible to note, the NAIRU has better statistical properties, and is less pro-cyclical than the European Commission's series, with positive effects on the estimation of Italy's potential GDP and, accordingly, on the public finance structural balances. The final table shows the comparison between the structural balances contained in the Winter Forecast 2015 and that obtained, ceteris paribus, by using the NAIRU estimated with the new Phillips curve for calculating potential GDP.

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II. MACROECONOMIC FRAMEWORK

In conclusion, the current specification of the Phillips curve included in the model for estimating Italy's structural unemployment has numerous drawbacks, including, in particular, the poor representation of the relationship between cyclical unemployment and wage growth. As a result, the Phillips curve contributes very little to determination of the NAWRU.

For this reason, an alternative model is proposed for estimating structural unemployment. While maintaining the structure of the European Commission's model, the alternative Phillips curve is specified through the relationship between prices and the unemployment gap, in line with the specifications used by other international organisations. The results obtained are encouraging and show a significant increase in the goodness of fit of the model, due in part to the introduction of a proxy of imported inflation among the model's exogenous variables. In addition, the NAIRU estimated with the alternative Phillips curve has a less pro-cyclical trend, with positive effects on potential growth and accordingly on fiscal-policy objectives.

NAWRU/NAIRU COMPARISON

EFFECTS OF THE NEW NAIRU ON THE STRUCTURAL BALANCE
	2014		2015		2016
	WF15 (with new NAIRU)	WF15	WF15 (with new NAIRU)	WF15	WF15 (with new NAIRU)	WF15
GDP growth rate at constant prices	-0.5	-0.5	0.6	0.6	1.3	1.3
Potential GDP growth rate	-0.4	-0.5	-0.2	-0.3	-0.1	-0.1
Output gap	-4.6	-4.3	-3.8	-3.5	-2.5	-2.1
Cyclically adjusted budget balance, net of one-off measures	-0.8	-0.9	-0.4	-0.6	-0.6	-0.8

FOCUS
The reform of the labour market (Jobs Act)
The Jobs Act (Enabling Law No. 183 of 2014) and the 2015 Stability Law (Law No. 190 of 2014) will have a significant impact on the interpretation of numerous statistical indicators. In particular, the changeover from wage supplementation schemes (CIG) to a system of universal social safety nets will imply, in some cases, the reclassification of the "employed"

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ECONOMIC AND FINANCIAL DOCUMENT - SECTION I STABILITY PROGRAMME

to the "unemployed". The new regulations furthermore provide incentives for changing the status of so-called quasi full-time employees (contracts for freelance work coordinated by single contractors, etc. who are currently classified as self-employed) to full-time employees. Accordingly, much caution is warranted in interpreting labour market indicators in coming months. The "Committee for the Implementation of the Monitoring of the Jobs Act" has been set up at the Ministry of Labour and Social Policies in order to evaluate the overall effects of the new measures.

Open-ended contracts with increasing protection (CTC) and social contribution incentives

As from 1 March 2015, employees hired in the private sector (excluding executives) may be employed with a CTC contract, which provides for simplified termination procedures and certain costs (that grow with the period of service). The objective is to make it more appealing to employers to hire employees under open-ended contracts. In 2015, the new hirings on the basis of open-ended contracts will benefit from social contribution incentives (up to €8,060 per year for the first three years). Instead, for employees hired before 1 March 2015, the previous regulations will apply.

Rules for job dismissals and the scaling down of job responsibilities

In cases of job dismissal judged to be discriminatory or invalid, the pre-existing provisions that provide for compensation and job reinstatement will continue to apply. For unfair dismissal due to economic, disciplinary or collective issues, job reinstatement is no longer provided for a worker with a CTC contract; instead, the worker is to be paid an increasing sum based on seniority with the employer (up to a maximum of 24 months, exempt from social contributions). The obligation for reinstatement remains only under the assumption of the non-existence of the fact asserted of the employee dismissed for disciplinary reasons. However, also in this case, the worker may opt for compensation equal to 15 months of pay based on the most recent salary, which will substitute job reinstatement. If the worker waives any contest of the dismissal order, he obtains compensation of up to 18 months of pay, against which no taxes or social contributions are levied.
The Jobs Act also provides that a company may unilaterally assign an employee a level of job responsibility below that at which he was hired in the event of a change in the company's organisational structure. In the event of firm crises, individual agreements ('Certified pacts') may be executed to provide for keeping an employee employed against a reduction in compensation and job classification. Unlike the CTC, the new rules for scaling down job responsibilities regard all employees and not just new hires.

Contracts for working with a single contractor and false value-added tax accounts

As from 1 January 2016, the rules for the CTC will also apply to working relationships that provide for certain requisites that make those relationships assimilable to an employment relationship. It is expected that the set of changes introduced (elimination of social contributions for persons hired with a CTC, social contribution increases for self-employed workers, and greater exit flexibility for the employees) will provide the incentive to employers for gradual shifting relationships from autonomous contracts to employment, with the result being that Italy's employees/self-employed mix will be closer to that of other European countries.

New unemployment compensation (NASpI, ASDI)

As of 1 May 2015, the new social insurance for employment (NASpI) will substitute the social insurance for employment (AspI) and the mini-AspI. The NASpI will consist of a monthly unemployment income-support benefit to permanent workers (excluding employees of public administrations) who involuntarily lose their jobs and meet specific requirements. The maximum amount disbursable is €1,300 per month in 2015, to be paid for up to a

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II. MACROECONOMIC FRAMEWORK

maximum of 18 months. The NASpI is subordinate to the beneficiary's participation in job-activation initiatives and professional retraining programmes offered by the Employment Services.

Once the maximum period provided by the NASpI has elapsed, the social insurance against unemployment (ASDI) goes into effect (on an experimental basis as of 2015), with payments of up to 6 months for an amount equal to 75 per cent of the final NASpI payment. In this case, too, the beneficiary must participate in the job-activation initiatives of Employment Services, or he will lose his benefit.

Unlike of the CIG system, the new tools are real unemployment subsidies, available when the formal relationship between the beneficiary and employer is terminated. From a purely statistical perspective, the gradual changeover from the CIG system to the other types of compensation will cause an increase in the number of people classified as unemployed. Indeed, most of the workers participating in the CIG system are currently classified as employed (even though they actually have no jobs) as they are still counted in the company work force15. On the other hand, the beneficiaries of the new unemployment compensation may continue to work (earning up to €8,000 per year); such situation was expressly prohibited by the CIG system. Accordingly, the statistics about the work force could evidence jobs previously not detected in surveys because the jobs were held by beneficiaries of the CIG system. As a matter of principle, the statistics on full-time equivalents (FTEs) should not be impacted by these changes.

Unemployment benefits for workers with continuous and coordinated collaborations (DIS-COLL)

The unemployment compensation (DIS-COLL) will be paid on an experimental basis in 2015 to workers with continuous and coordinated relationships (co.co.co) and project-based workers who have involuntarily lost their employment. Such workers must be participants in the separate account with the Italian social security administration (INPS), must not be retirees, and may have no value-added tax accounts. The maximum amount of the compensation is €1,300 per month in 2015, and it may be paid for up to six months, subject to the verification of certain requisites. The compensation ends in the event of new employment (through an employment contract with a term of more than five days).

The replacement contract

A service for assisting job searching is to be provided through the signing of a replacement contract for anyone who states he/she is immediately available for work. Employment Services, working through INPS, will disburse a voucher to the applicant; the voucher may be cashed by employment agencies only if the agencies sign a 'Replacement contract' for the worker. Unlike traditional unemployment compensation, this scheme provides an incentive for the effective employment of the worker.

15 In order to classify CIG beneficiaries as employed, the salary supplement after the first three months of CIG must also exceed one-half of the ordinary wage.

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III.	NET BORROWING AND PUBLIC DEBT

III.1	FINAL DATA AND FORECASTS AT UNCHANGED LEGISLATION

The most recent data published by ISTAT have revised the ratio between net borrowing and GDP to 2.9 per cent for 2013, with an increase of 0.1 percentage points compared with the notification to Eurostat in October 2014. The achievement of the 3.0 per cent target is confirmed for 2014: the general government net borrowing came to €49.1 billion with an increase of approximately €1.6 billion over the result for the previous year. The final data have accordingly evidenced a shift of 0.4 percentage points from the objective indicated in the previous Economic and Financial Document (EFD), thereby confirming the estimates in the EFD Update published last autumn.
After decreasing in 2013, interest expenditure fell further in 2014, due in part to gradually declining interest rates. Interest expenditure descended to approximately €75.2 billion, falling by 3.5 per cent compared with 2013. The ratio of interest expenditure to GDP stood at 4.7 per cent, which was significantly lower than the estimate indicated in the previous EFD (5.2 per cent).1.
The decline in interest expenditure partially offset the gradual erosion of the primary surplus, which went from 1.9 per cent of GDP in 2013 to 1.6 per cent in 2014. The approximate 1.0 percentage point shift of this ratio compared with the 2.6 per cent estimate in the previous EFD is due to the significant deterioration of economic conditions observed in 2014 and, to a certain extent, to new accounting criteria. Italy continues, however, to have one of the largest primary surpluses in the Euro Area, lagging only Germany in 2014.2.
For the later years, the estimates at unchanged legislation indicate a gradual reduction of the general government net borrowing, which goes from a deficit of 2.5 per cent in 2015 to a surplus of 0.9 per cent in 2019, due to both a further gradual reduction of interest expenditure, and expected improvement of the primary surplus. Interest expenditure is projected to fall from 4.2 per cent of GDP in 2015 to 3.7 per cent at the end of the forecast horizon. The estimates indicate a slight improvement in the primary surplus in 2015 of 0.1 percentage points of GDP; given acceleration of the growth rate, the primary surplus is then expected to rise to 2.8 per cent of GDP in 2016 and 4.6 per cent in 2019.
In 2014, total nominal revenue advanced by 0.6 per cent compared with 2013, amounting to 48.1 per cent of GDP, with an increase of 0.1 percentage points.

1 The decline also reflects the exclusion of the flows originating from transactions in financial instruments for the purpose of the Excessive Deficit Procedure, as provided by the new accounting criteria of the European System of National and Regional Accounts (ESA 2010). In line with the new accounting criteria ESA 2010, the different accounting treatment of such financial flows in 2014 entailed a reduction of interest expenditure in an amount of just over €3 billion.
2  European Commission, AMECO data.

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ECONOMIC AND FINANCIAL DOCUMENT - SECTION I STABILITY PROGRAMME

Current revenue increased by 0.9 per cent, reflecting the growth of indirect taxes (+3.5 per cent) in relation to higher value-added and excise taxes collected, and social contributions (+0.5 per cent). Such increases were partially absorbed by a decline in direct taxes (-1.4 per cent), including corporate income taxes (CIT), which significantly declined due to reinforcement of the aid to economic growth (ACE) and higher rates for prepayments for 2013 (in particular, for the banking and insurance sectors). Capital taxes decreased substantially, and this was due to the absence of a one-off substitute tax of CIT paid in 2013 and a reduction in the regional tax on productive activity (IRAP) due to the realignment of book values (IAS).
The greatest differences compared with the 2014 forecasts indicated in the previous EFD can be seen with respect to: direct taxes, equal to 14.7 per cent of GDP (-0.6 percentage points with respect to the forecasts); social contributions, equal to 13.4 per cent of GDP (-0.2 percentage points), and indirect taxes which amounted to 15.3 per cent of GDP (+0.3 percentage points). Such differences also reflect the measures adopted in 2014, which, although they had an essentially neutral impact on net borrowing, caused a shift in the tax mix (away from taxes on labour income and corporate profits and toward taxes less distortive to growth). Compared with the forecasts contained in the previous EFD, the estimates provide for growth of total revenue, which should amount to 47.9 per cent of GDP at the end of the forecast period. Such growth will be sustained by an increase in tax revenue, and in particular, indirect taxes that should amount to 15.9 per cent of GDP in 2019.
In 2014, fiscal burden amounted to 43.5 per cent, slightly rising compared with 2013 (0.1 percentage points), and mainly reflecting the increase in indirect taxes. In comparison with the 44.0 per cent estimate of the previous EFD (based on ESA 1995), fiscal burden is down by 0.5 percentage points. Such shift is related to i) the greater weakness of macroeconomic aggregates with respect to the tax base of taxes and social contributions, and ii) the revaluation of GDP resulting from the application of the new accounting criteria. Compared with estimates of the EFD Update of October 2014, which put fiscal burden at 43.3 per cent of GDP for 2014, the increase of approximately 0.2 percentage points is attributable to the downward revision of GDP, against tax revenue that is approximately €1.7 billion lower. In the years after 2015, the estimates of fiscal burden reflect, amongst other things, the effects of the taxation measures contained in the 2015 Stability Law. On the one hand, the estimates incorporate the elimination of the safeguard clause provided by the 2014 Stability Law, which, if it had been applied, would have entailed a reduction of tax deductions and tax benefits amounting to €3 billion in 2015, with a consequent increase of tax revenue. On the other hand, the estimates incorporate increases of tax revenue amounting to €12.8 billion in 2016, €19.2 billion in 2017 and approximately €22.0 billion in 2018; such increases incorporate a new clause for guaranteeing the public finance balances, which will cause a 2016 increase in reduced and ordinary VAT rates and the rates for excise taxes on mineral oils, in the absence of offsetting spending or revenue measures3.

3 The level of fiscal burden in 2014 and the trend expected in subsequent years would be lower if the reduction of tax wedge (as introduced by Decree Law No. 66/2014 and made permanent by the 2015 Stability

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III. NET BORROWING AND PUBLIC DEBT

In 2014, total primary expenditure rose by 1.2 per cent in nominal terms compared with 2013, amounting to 46.5 per cent of GDP, with an increase of 0.4 percentage points. The increase is mostly attributable to primary current expenditure, led by the increase in cash benefits compared with 2013 (+2.7 per cent), a portion of which is related to the personal income tax (PIT) bonus available for low-income workers. More specifically, the expenditure for social safety nets increased by 1.7 per cent. Notwithstanding the increase in nominal terms, cash social benefits as a ratio of GDP remained below the level indicated in the previous EFD forecasts, amounting to 20.3 per cent of GDP in 2014 (-0.4 percentage points compared with the 2014 EFD for the effect of the revision of nominal GDP, and -0.1 percentage points compared with the EFD Update). For the subsequent years, the estimates at unchanged legislation provide for a gradual decrease in primary expenditure, which goes from 46.2 per cent in 2015 to 43.3 per cent in 2019. The downward trend will mainly be driven by a decline in primary current expenditure, which is projected to go from 42.6 per cent of GDP in 2015 to 40.0 per cent of GDP in 2019, with a substantial reduction of 2.6 percentage points.
In 2014, the expenditure for public consumption continued to fall in both absolute and relative terms, amounting to 19.5 per cent of GDP. The decline reflects the ongoing decrease in employee compensation (-0.6 per cent in nominal terms compared with 2013, and -5.0 per cent compared with 2010), for the effect of the measures affecting turnover and the continuation of the freeze on contract renewals. Intermediate consumption, slightly rising in nominal terms when compared with 2013, remained stable as a percentage of GDP (5.6 per cent) and are expected to fall to 5.0 per cent of GDP in 2019. The trend illustrated also reflects the urgent provisions adopted in 2014 to implement the spending review for the purpose of reorganising expenditure. The scenario provides for a gradual decrease in expenditure for final consumption, which is slated to decline by approximately 2.1 percentage points of GDP between 2014 and the end of the forecast period (2019), when it will equal 17.4 per cent.
Compared with 2013, capital expenditure rose by 1.4 per cent in nominal terms. The decline of gross fixed investment (which was held to 6.0 percent4) 17was more than offset by the significant increase in capital account transfers, which reflects the reclassification within such aggregate of tax credits claimed in excess of the taxpayer's debt, and in particular, deferred tax assets (DTA). In 2014, public investment amounted to 2.2 per cent of GDP, decreasing by 0.2 percentage points compared with 2013. The actual figure represents an increase of 0.6 percentage points over the 2014 EFD forecast, mostly attributable to the reclassification of ROD and armaments expenditure from intermediate consumption to gross fixed investment, as provided by the ESA 2010. The trend of the next few years indicates a significant recovery of public investment, with growth of 1.9 per cent in 2015 and 4.5 per cent in 2016.

Law) were to have been accounted for as lower revenues due to tax relief, instead of as greater expenditure for transfers to households. For additional details, see the Focus 'Fiscal burden: a declining profile'.
4The level of investment in 2013 includes the payments of trade debts in arrears of general government.

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TABLE III.1: GENERAL GOVERNMENT BUDGETARY PROSPECTS (1)

	2014		2015	2016	2017	2018	2019
	Level (2)	% of GDP			% of GDP
	Net borrowing by sector
1. General government	-49,056	-3.0	-2.6	-1.8	-0.8	0.0	0.4
Cumulative change in primary balance			-0.1	-0.4	-0.6	-0.5	-0.5
2. Central government (3)
3. State (3)
4. Local government (3)
5. Social security funds (3)
	General government
6. Total revenue	777,206	48.1	48.0	48.5	48.4	48.3	47.9
7. Total expenditure	826,262	51.1	50.5	49.9	48.6	47.8	46.9
8. Net borrowing	-49,056	-3.0	-2.5	-1.4	-0.2	0.5	0.9
9. Interest expenditure	75,182	4.7	4.2	4.2	4.0	3.8	3.7
10. Primary surplus	26,126	1.6	1.7	2.8	3.8	4.3	4.6
11. One-off measures (4)	2,870	0.2	-0.1	-0.1	0.0	0.0	0.0
	Selected components of revenue
12. Total taxes	485,837	30.1	30.3	31.2	31.2	31.0	30.7
Indirect taxes	246,991	15.3	15.1	15.8	16.0	16.0	15.9
Direct taxes	237,539	14.7	15.1	15.3	15.1	14.9	14.8
Capital taxes	1,307	0.1	0.1	0.1	0.1	0.1	0.1
13. Social contributions	216,408	13.4	13.2	12.9	12.8	13.0	13.0
14. Property income	11,119	0.7	0.5	0.5	0.5	0.5	0.5
15. Other revenue	63,842	4.0	3.9	3.9	3.8	3.7	3.7
15.a Other current revenue	57,826	3.6	3.6	3.6	3.5	3.5	3.4
15.b Other capital revenue	6,016	0.4	0.3	0.3	0.3	0.2	0.2
16. Total revenue	777,206	48.1	48.0	48.5	48.4	48.3	47.9
Memo item: fiscal burden		43.5	43.5	44.1	44.1	44.0	43.7
	Selected components of expenditure
17. Employee compensation + intermediate consumption	254,199	15.7	15.3	15.1	14.7	14.3	14.0
Employee compensation	163,874	10.1	10.1	9.9	9.5	9.3	9.0
Intermediate consumption	90,325	5.6	5.3	5.2	5.1	5.0	5.0
18. Total social transfers	372,042	23.0	23.2	22.9	22.7	22.6	22.4
of which: Unemployment benefits	15,408	1.0	1.0	1.0	1.0	0.9	0.9
Social transfers in kind	43,738	2.7	2.6	2.6	2.5	2.5	2.5
Social benefits other than in kind	328,304	20.3	20.6	20.3	20.2	20.1	20.0
19. Interest expenditure	75,182	4.7	4.2	4.2	4.0	3.8	3.7
20. Production subsidies	28,627	1.8	1.6	1.6	1.5	1.4	1.4
21. Gross fixed investment	35,993	2.2	2.2	2.3	2.3	2.2	2.2
22. Capital transfers	22,397	1.4	1.4	1.5	1.2	1.1	1.0
23. Other expenditure	37,822	2.3	2.4	2.4	2.3	2.3	2.2
24. Total expenditure	826,262	51.1	50.5	49.9	48.6	47.8	46.9
Memo item: Public consumption	314,496	19.5	18.9	18.6	18.2	17.7	17.4
Primary current expenditure	692,331	42.8	42.6	41.9	41.2	40.6	40.0
Total primary expenditure	751,080	46.5	46.2	45.7	44.6	44.0	43.3

1)      The first line of the table shows the policy-scenario targets; the remaining figures show estimates at unchanged legislation. Discrepancies, if any, are due to rounding.
2)      Figures in millions.
3)      The forecast of the net borrowing by subsectors is to be supplied when ISTAT makes the final data available.
4)      The plus sign indicates one-off measures to reduce the deficit.

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III. NET BORROWING AND PUBLIC DEBT

FOCUS
Comparisons of public finance forecasts
This section provides a comparison between the estimates at unchanged legislation contained in this document and the most recent forecasts published by the European Commission, as required by EU Directive No. 85/2011 in relation to the requisites for budget frameworks of the Member States5.

The Commission's 2015 Winter Forecast6 confirm a deficit-to-GDP ratio of 3.0 per cent for 2014. The net borrowing is estimated to 2.6 per cent of GDP in 2015 and 2.0 per cent in 2016, which are below the values indicated in the estimates published in the autumn of 2014 (respectively, 2.7 per cent and 2.2 per cent). The improvement with respect to last autumn's estimates is attributable to the reduction of the differential (spread) between interest rates on Italian government securities and corresponding German securities, with consequent reduction of interest expenditure. However, with respect to the estimates contained in this document, the Commission's forecast is worse by approximately 0.1 per cent of GDP in 2015 and approximately 0.6 per cent of GDP in 2016. The differences are attributable to the different growth prospects (in particular for 2015) and the Commission's use of estimates at unchanged policies for 20167. For the effect of the reduction of interest rates, the Commission's 2015 Winter Forecast estimate interest expenditure that declines from 4.7 per cent of GDP in 2014 to 4.3 per cent in 2015 and is virtually stable in 2016. The primary surplus is expected to improve, going from 1.6 per cent of GDP in 2014 to 2.4 per cent in 2016 at unchanged policies, which is lower by approximately 0.4 per cent of GDP compared with this document's estimates at unchanged legislation.

In line with such improvements, in February, the Commission revised the debt forecasts with respect to the Autumn Forecast, indicating a debt-to-GDP ratio of 131.9 for 2014 (down from 132.2 per cent), 133.0 per cent (peak level) in 2015 (from 133.8 per cent), and a value equal to 2014 for 2016 (from 132.7 per cent), mostly due to better growth prospects.

	COMPARISON OF PUBLIC FINANCE FORECASTS (% of GDP)
		2015				2016
		Forecast Date	Net Borrowing	Structural Net Borrowing	Public Debt	Net Borrowing	Structural Net Borrowing	Public Debt
	2015 EFD	APR 15	-2.5	-0.5	132.4	-1.4	0.0	130.3
	EC (Winter Forecast)	FEB 15	-2.6	-0.6	133.0	-2.0	-0.8	131.9
	OECD (OECD Survey)	JAN 15	-2.7	0.3	132.8	-1.8	0.7	133.5

The OECD's most recent forecasts place the structural net balance in surplus at 0.1 per cent of GDP already for 2015, thanks to a higher estimate of the output gap. Even though the nominal net borrowing for 2015 is estimated to be higher than the estimate indicated in this document, by the equivalent of approximately 0.2 per cent of GDP, the structural surplus is expected to grow and reach 0.3 per cent of GDP. For 2016, the net borrowing is projected to decrease to 1.8 per cent of GDP, which is a figure between the Commission's estimate and that of the EFD at unchanged legislation. The OECD has estimated a growing trend of the debt-to-GDP ratio during the period. This profile is partly attributable to a different assumption of growth of the GDP deflator in 2016, which is very limited in the OECD forecasts (+0.2 per cent), more robust in the Commission's forecasts (+1.1 per cent) and even higher in the forecasts in this document (+1.7 per cent).

    The Directive was enacted into Italian law by the Legislative Decree No. 54/2014, Official Gazette, General Series No. 76 of 1 April 2014, which went into effect on 2 April 2014.
6   2015 European Economic Forecast published on 8 February 2015.
7   As a general observation, the shifts detectable are referable to the use of different data for the year of 2014. The projections indicated in this document are based on final data for 2014, provisionally published by ISTAT at the start of March 2015; such data are to be confirmed with the forthcoming notice to Eurostat in April.

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ECONOMIC AND FINANCIAL DOCUMENT - SECTION I STABILITY PROGRAMME

III.2	PUBLIC FINANCE: POLICY SCENARIO

Results achieved in terms of the structural balance and expenditure rule

As acknowledged by the European Commission, the Italian economy has gone through one of the most intense and lengthy recessions in the history of the country8. After sharply contracting in 2012 and 2013, the Italian economy closed 2014 with another contraction of GDP (-0.4 per cent). In 2015, GDP will start growing again (+0.7 per cent), even though at a rate that is less than that indicated in the 2014 EFD. According to the macroeconomic framework under the policy scenario outlined in this document, the GDP growth rate should be back above 1.0 per cent starting in 2016.
The estimate of the potential GDP growth rate9 jointly considers the new growth forecasts10 and the contraction of the economy in recent years. The growth of potential GDP is negative in 2013 and 2014 (-0.6 per cent and -0.4 per cent, respectively). The change is also likely to be negative again this year, while it should be close to zero in 2016. It is only in 2017 when potential GDP should start to grow again, reaching a growth rate of 0.5 per cent in 2019, the end of the forecast horizon.
In 2013-2015, all of the factors of production are likely to contribute equally on average to driving down potential growth. However, a decisive recovery of the labour factor is expected starting in 2016, and should continue until the end of the forecast horizon. Instead, the contribution of capital should continue to be negative in 2016 and equal to around zero in the years thereafter. Total Factor Productivity (TFP) would thus indicate a positive contribution to the growth of potential GDP only as of 2018.
After hitting a record level of -4.7 per cent of potential GDP in 2013 and -4.6 per cent in 2014, the output gap is projected to fall in 2015 to around -3.8 per cent, thereby confirming the continuation of the exceptionally weak phase of the economic cycle. Such weakness will disappear only in 2016, when the level of the output gap (-2.5 per cent of potential GDP) would reflect conditions, that although still negative, would be essentially normalised11. In later years, the rapid

8 Report from the Commission prepared in accordance with Article 126, Paragraph 3 of the Treaty, 27 February 2015.
9 The method used for estimating Italy's potential GDP and output gap is the same as that used by all EU countries, and is based on a Cobb-Douglas production function whose specifications are to be discussed and decided by the Output Gap Working Group (OGWG) which is part of the EU Council's Economic Policy Committee (EPC-EU). For additional details, see Section III.1 of the Methodological Note provided as an exhibit to this document and to Karel Havik et al. (2014), The Production Function Methodology for Calculating Potential Growth Rates & Output Gaps, European Economy, Economic Papers No. 535, available at:
http://ec.europa.eu/economy finance/publications/economic paper/2014/pdf/ecp535 en.pdf.
10 Based on the assumptions of the macroeconomic framework at unchanged legislation, the potential GDP growth rate would be -0.6 per cent in 2013, -0.5 per cent in 2014 and -0.2 per cent in 2015, being completely cancelled out in 2016. Thereafter, it would start growing toward 0.4 per cent in 2019. Based on the assumptions of the macroeconomic framework at unchanged legislation, the output gap would be -4.6 per cent in 2013, -4.5 per cent in 2014, -3.6 per cent in 2015 and -2.3 per cent in 2016. Thereafter, the output gap would be rapidly closed and then reach a positive value of 0.3 per cent of GDP in 2019.
11 According to the matrix prepared by the European Commission in the Note on Flexibility in the Stability Pact, if the output gap is greater than -4.0 per cent of potential GDP, the country would be experiencing exceptionally bad times that do not require fiscal adjustments. Instead, with a output gap of between -4.0 per cent and -3.0 per cent of potential GDP, the country would be experiencing very bad times. An output gap of between -3.0 per cent and -1.5 per cent of potential GDP would instead denote bad times, but more in the norm. In this regard, see the European Commission 'Making the best use of the flexibility within the existing rules of the Stability and Growth Pact' of 13 January 2015.

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III. NET BORROWING AND PUBLIC DEBT

closing of the output gap would consequently also reduce the impact of the cyclical component of the budget balance. In 2019, the output gap would be positive, amounting to 0.5 per cent of potential GDP12.
During 2012 and 2013, in the midst of the most acute phase of the recession and exceptional cyclical conditions, Italy stayed on course in pursuing the Medium-Term Objective (MTO) of a balanced budget in structural terms, with no significant deviations.
Indeed, even though cyclical conditions would have allowed for making virtually no adjustment, the structural deficit contracted by the equivalent of 0.4 percentage points of GDP in 2013. Such trend was facilitated by a considerable reduction of public spending. The aggregate expenditure of reference13 declined by -2.1 per cent in real terms during that year.
In 2014, the structural deficit calculated on the basis of the policy-scenario forecasts amounted to 0.7 per cent of GDP, in line with the 2013 estimate. This result was better than the objective indicated in the Draft Budgetary Plan (DBP) for 2015 approved in October 2014, which put the number at 0.9 per cent of GDP (0.6 per cent according to the previous EFD)14. Instead, the aggregate expenditure declined by approximately -1.6 per cent in real terms, which was well over the Commission's parameters (which, in the presence of exceptional cyclical conditions, allow aggregate expenditure to change on a basis consistent with the potential growth rate over the medium term, which, for Italy, would be zero according to the EU methodology).

Budget planning for the next few years

Until the exit from the Excessive Deficit Procedure in 2012, Italy's government has succeeded in keeping the deficit below the threshold of 3.0 per cent of GDP. The current government confirms this commitment and believes the new policy-scenario targets presented in this document are consistent with the provisions of

12 It should be noted that, when considering the current figure and the forecast, the estimate of the output gap is very sensitive to the pre-selected time horizon. As part of the preparation of the Stability Programmes, the Member States are required, on the basis of the Code of Conduct, to present policy-scenario targets for public finance, structural balances and output gap data that cover a time horizon that extends out for four years beyond the current year. Instead, the European Commission Spring Forecast (which constitute the database against which the compliance of the individual Member States is evaluated with respect to the requirements of the Stability and Growth Pact) extend only one year beyond the current year. Considering the way in which the production function agreed at the European level is constructed, the Commission's use of a different time horizon makes the estimates of the output gap narrower and more conservative than those of the Member States which, instead, are based on macroeconomic projections that extend out another three years. For example, if the output gap were to be estimated within the sphere of the macroeconomic framework envisioned by the policy scenario, by reducing the time horizon to 2016, the results from such estimation would essentially be in line with those of the European Commission's 2015 Winter Forecast. More specifically, the output gap would be equal to -4.5 per cent of potential GDP in 2013, -4.4 per cent in 2014, -3.4 per cent in 2015 and -2.1 per cent in 2016. It follows that the deviations with respect to the Commission's figure will mainly depend on the extent to which the level of potential GDP rises as a result of a longer time horizon. This discrepancy due to the technical characteristics of the model can produce notable differences upon the estimation of the structural balances, and upon the assessment of compliance with the requirements of the Stability and Growth Pact. Accordingly, for the purposes of making the results more comparable, the European Commission would need to align its forecast horizon to that requested as part of the Member States' Stability Programmes.
13 See Focus on 'Verification of expenditure rule and significant deviations'
14 See Focus on 'Revisions of the 2014 targets'.

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the Stability and Growth Pact. Indeed, across the entire forecast horizon, net borrowing remains firmly below the threshold of 3.0 per cent of GDP.
At the same time, on a basis consistent with past actions, the budget strategy will pave the way to permanent reduction of the tax burden for medium-/low-income households and businesses, with the dual objective of supporting aggregate demand and the country's competitiveness. Additional actions to cut public spending will assure the partial financing of the measures described and the qualitative improvement of spending.
The net borrowing targets indicated in the DBP for the 2015-2018 period are confirmed at 2.6 per cent of GDP in 2015, 1.8 per cent in 2016, 0.8 per cent in 2017 and a zero balance in 2018. A nominal surplus of 0.4 per cent of GDP is forecast for 2019.
At the same time, the budget planning for the next few years confirms the government's commitment to ensure convergence toward the MTO in 2017. The policy-scenario targets for the public finances are also consistent with the compliance of the debt rule in 2016, on the basis of the dynamics expected in 201815.
The planning of public finance during the next few years will have the impact outlined as follows.
In 2015, the manoeuvring room with respect to the net borrowing at unchanged legislation of approximately 0.1 percentage points of GDP, including in consideration of the specific macroeconomic backdrop, will be used for reinforcing the implementation of the structural reforms already initiated. In any event, a positive change of the structural balance compared with 2014, equal to approximately 0.2 percentage points of GDP will be ensured for the year, supported by an average reduction of aggregate expenditure of -0.6 per cent in real terms during the 2014-2015 two-year period. This profile is deemed consistent with the fiscal effort required by the Commission to the highly indebted Member States in the presence of severe economic conditions16.
In 2016, the policy target for the nominal deficit is set at a level higher than the estimate at unchanged legislation, by approximately 0.4 percentage points of GDP. The government intends to make use of the flexibility provided by national legislation (Article 3, Paragraph 4 of Law No. 243/2012) and by European regulations (Article 5 of European Regulation No. 1466/97) in favour of countries that are implementing ambitious structural measures aimed at getting their economies back on a higher growth track in the medium term. The structural reforms already initiated and the new reforms announced in this document will have direct effects on potential growth and the sustainability of the debt, thereby allowing, as permitted by European and national regulations, for temporarily deviating from the path of convergence to the Medium Term Objective.

15 With reference to the level of the debt-to-GDP ratio defined on the basis of the forward-looking criterion. For additional details, see Section III.7 'The debt rule and the other relevant factors'.
16 European Commission's communication 'Making the best use of the flexibility within the existing rules of the Stability and Growth Pact' of 13 January 2015.

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TABLE III.2: DIFFERENCES COMPARED WITH PREVIOUS STABILITY PROGRAMME
	2014	2015	2016	2017	2018
REAL GDP GROWTH
2014 Stability Programme	0.8	1.3	1.6	1.8	1.9
2015 Stability Programme	-0.4	0.7	1.4	1.5	1.4
Difference	-1.2	-0.6	-0.2	-0.3	-0.5

NET BORROWING (% of GDP) 2014 Stability Programme	-2.6	-1.8	-0.9	-0.3	0.3
2015 Stability Programme	-2.6	-1.4	-0.8	0.0	0.4
Difference	0.0	0.4	0.1	0.3	0.1

PUBLIC DEBT (% of GDP) 2014 Stability Programme	134.9	133.3	129.8	125.1	120.5
2015 Stability Programme	132.1	132.5	130.9	127.4	123.4
Difference	-2.8	-0.8	1.1	2.3	2.9

As a result, although Italy will be able to reach a balanced budget in structural terms in 2016, the government believes it appropriate to confirm the DBP objective, achieving the MTO in 2017.
At the same time, in respect of the policy objectives indicated in this document, the government has committed to cancel the activation of the safeguard clauses that had been previously enacted to guarantee the public finance balances, and specifically the clause provided by the 2015 Stability Law (equivalent to 0.8 percentage points of GDP), and that provided by the 2014 Stability Law (equivalent to 0.2 percentage points of GDP).
The government had provided for an increase in VAT rates and excise taxes on mineral oils as part of the 2015 Stability Law in order to guarantee the achievement of the public finance objectives based on macroeconomic scenario outlined in the 2014 EFD Update. Such measures would entail an estimated increase of tax revenue for €12.8 billion in 2016, €19.2 billion in 2017 and about €22 billion as from 2018. Alongside these increases were the incremental revenues provided by the safeguard clauses approved even earlier, with the 2014 Stability Law, which entailed a change in tax rates, and reductions of tax relief measures and deductions in effect, for €3.3 billion in 2016 and €6.3 billion as from 2017.
The improvement of the macroeconomic scenario contemplated in the 2015 EFD has favourably changed the framework of reference, and makes it possible to reconsider the magnitude of the corrective measures to be adopted so that Italy can respect the commitments undertaken at a European level. In order to allow the adopted and planned structural reforms to wield their effects, it is crucial, after various years of recession, that the economic recovery in the next few years is not impeded by restrictive measures. Overcoming the safeguard clauses is furthermore fully in line with the government's 2014 budget strategy to reduce taxation, and in particular, the taxation of labour income and corporate profits.
The trajectory towards a balanced budget in structural terms will continue with further measures to revise public spending and to achieve other savings, for a total of 0.6 percentage points of GDP. The path of convergence to the MTO is therefore modulated in consideration of the exceptional events that have characterised the economy and the need to ensure the needed gradualism in realising ambitious structural reforms in the near term.

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Finally, the government has revised the privatisation plan previously outlined in the 2014 EFD, with the proceeds expected to amount to approximately 1.7 per cent of GDP in the 2015-2018 period.
Subsequent budget measures, culminating in the next Stability Law, will make the planned process operational.

TABLE III.3: AMOUNTS TO BE EXCLUDED FROM THE EXPENDITURE RULE
	2014		2015	2016	2017	2018	2019
	Level (1)	% of GDP	% of GDP

Expenditure on EU programmes fully matched by EU funds revenue	5,500	0.3	0.3	0.3	0.2	0.2	0.2
Cyclical unemployment benefit expenditure (2)	2,900	0.2	0.2	0.1	0.1	0.0	0.0
Discretionary revenue measures(3)	8,118	0.5	-0.3	0.6	0.5	0.2	0.2
Revenue increases mandated by law	0	0.0	0.0	0.0	0.0	0.0	0.0
1) Figures in millions.
2) The cyclical unemployment benefit expenditure has been calculated with the methodology currently used by the European Commission, on the basis of the unemployment gap.
3) Discretionary revenues are inclusive of social contributions.

TABLE III.4: NO-POLICY CHANGE SCENARIO
	2014		2015	2016	2017	2018	2019
	Level (1)	% of GDP	% of GDP

Total revenue at unchanged policies	777,206	48.1	48.0	48.6	48.5	48.4	48.1
Total expenditure at unchanged policies	826,262	51.1	50.5	50.0	48.8	48.1	47.4
Detail of expenditure items
Current expenditure	767,513	47.5	46.8	46.2	45.4	44.8	44.2
Employee compensation	163,874	10.1	10.1	10.0	9.8	9.6	9.5
Intermediate consumption	134,063	8.3	7.9	7.8	7.7	7.5	7.4
Other current expenditure	66,090	4.1	4.0	4.0	3.8	3.7	3.6
Capital expenditure	58,749	3.6	3.7	3.8	3.4	3.4	3.2
Gross fixed Investment	35,993	2.2	2.2	2.3	2.3	2.2	2.2
Investment subsidies	12,947	0.8	0.9	0.9	0.7	0.7	0.7
(1) Figures in millions.

TABLE III.5: STATE SECTOR AND PUBLIC SECTOR CASH BALANCES (1)
	2014		2015	2016	2017	2018	2019
	Level (2)	% of GDP	% of GDP
Public sector balance	-69,863	-4.3	-3.6	-2.0	-1.0	-0.2	0.0
Central government	-74,244	-4.6	-3.9	-1.7	-0.5	0.0	0.1
State sector	-75,057	-4.6	-3.9	-1.7	-0.5	0.0	0.1
Local government	4,381	0.3	0.4	0.2	0.2	0.2	0.2
Social security funds	0	0.0	0.0	0.0	0.0	0.0	0.0
1) The first line reports the policy-scenario figures; the remaining figures describe the trends at unchanged legislation. 2) Figures in millions.

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TABLE III.6: THE CYCLICALLY ADJUSTED BUDGET (% of GDP) (1)
	2013	2014	2015	2016	2017	2018	2019
GDP growth rate at constant prices	-1.7	-0.4	0.7	1.4	1.5	1.4	1.3
Net borrowing	-2.9	-3.0	-2.6	-1.8	-0.8	0.0	0.4
Interest expenditure	4.8	4.7	4.2	4.2	4.0	3.8	3.7
Potential GDP growth rate	-0.6	-0.4	-0.1	0.0	0.2	0.3	0.5

Factor contribution to potential growth:
Labour	-0.3	-0.1	0.1	0.2	0.2	0.2	0.3
Capital	-0.1	-0.2	-0.1	-0.1	0.0	0.0	0.1
Total factor productivity	-0.2	-0.2	-0.1	0.0	0.0	0.1	0.1

Output gap	-4.7	-4.6	-3.8	-2.5	-1.3	-0.3	0.5
Cyclical component of the budget balance	-2.5	-2.5	-2.0	-1.4	-0.7	-0.1	0.3
Cyclically adjusted budget balance	-0.4	-0.5	-0.6	-0.5	-0.1	0.1	0.1
Cyclically adjusted primary surplus	4.4	4.1	3.7	3.8	3.9	3.9	3.8
One-off measures	0.3	0.2	-0.1	-0.1	0.0	0.0	0.0
Budget balance, net of one-off measures	-3.2	-3.2	-2.6	-1.7	-0.7	0.0	0.4
Cyclically adjusted budget balance, net of one-off measures	-0.7	-0.7	-0.5	-0.4	0.0	0.1	0.2
Cyclically adjusted primary surplus, net of one-off
Measures	4.2	3.9	3.7	3.9	4.0	4.0	3.8
Change in budget balance, net of one-off measures	-0.1	0.0	0.7	0.8	1.0	0.7	0.4
Change in cyclically adjusted budget balance, net of one-off measures	0.4	0.0	0.2	0.1	0.3	0.2	0.0
1) Rounding to the first decimal point may cause inconsistencies in the values presented in the table.

FOCUS
Revisions of the 2014 targets
In April 2014, in the midst of an exceptionally negative economic situation, the 2014 EFD had provided for deferring the achievement of the balanced budget in structural terms from 2015 to 2016. The achievement of the Medium-Term Objective (MTO) was temporarily postponed not only to prevent the further weakening of domestic demand, but also in view of the government's intention to make use of the structural reforms clause. The 2014 EFD outlined the plan for ensuring the return to the MTO by the end of 2016 and its maintenance in the years thereafter, quantifying an annual correction of the primary surplus of approximately 0.3 percentage points of GDP for the 2015-2018 period.

The EU Council's recommendations to Italy in July 2014, which were based on the European Commission's assessment of the EFD, indicated that the 2015 budget strategy needed to be reinforced in order to ensure Italy's compliance of the debt rule. Accordingly, the correction was to be based on current expenditure savings, whereas the capital expenditure was to be left intact because of its greater significance for economic growth. The policy scenario outlined in the 2014 EFD was accordingly consistent with the recommendations.

On 30 September 2014, following a significant slowdown in economic growth (estimated GDP growth in volumes had been revised downward from +0.8 per cent to -0.3 per cent) and a more modest rate of inflation, the government requested Parliament, after consultation with European Commission, for an authorisation to temporarily shift the path of convergence to the MTO as indicated in the 2014 EFD. As provided by the law mandating the principle of a balanced budget17, the government presented a report to Parliament for absolute majority approval. The public finance targets set in April were revised, and the achievement of a balanced budget in structural terms was further deferred, from 2016 to 2017, due to the worsening of economic conditions, which had become exceptionally

17      Article 6 of Law No. 243/2012.

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severe and had prompted the downward revision of growth prospects for 2015 and the years thereafter.

On the basis of the new macroeconomic scenario, the revision of the budget targets in the aforementioned report was confirmed in the EFD Update, presented to Parliament along with the report. The new scenario at unchanged legislation also considered the effects of urgent provisions adopted by the government after the EFD in order to facilitate economic recovery. Such provisions included, among other things, the authorisation for additional payments of the trade debts in arrears of general government towards their suppliers, the granting of State guarantees for transactions to factor certified receivables from public administrations, the restructuring of the debt of the regions, and measures for continuation of the revision of public expenditure18. These measures increased the net balance of the State budget to be financed by almost €18.0 billion in 2014 and the borrowing requirement by approximately €8.2 billion.

The changeover to the new methods of the European System of National and Regional Accounts (ESA 2010) represented another change with respect to the 2014 EFD, and entailed a significant revision in the final figures for economic and public finance aggregates and a carryover effect with respect to later years. The new estimates at unchanged legislation based on the ESA 2010 put the general government net borrowing at 2.8 per cent of GDP in 2013 (3.0 per cent according to ESA 1995) and 3.0 per cent of GDP in 2014, with a deterioration of approximately 0.4 percentage points of GDP compared with the estimate of 2.6 per cent indicated in the 2014 EFD. As a result, the structural balance for 2014 was approximately 0.3 per cent of GDP worse than the April estimate.

In view of the less robust macroeconomic aggregates, the net borrowing at unchanged legislation was projected to stand at 2.2 per cent of GDP in 2015, and to go from 1.8 per cent in 2016 to 0.8 per cent in 2018. In the 2014 EFD published in April, the deficit had been projected to decline gradually to reach a slight surplus (close to 0.3 per cent of GDP) during the period.

REVISION OF NET BORROWING, STRUCTURAL BALANCE AND DEBT TARGETS (% of GDP)
	2014	2015	2016	2017	2018	Debt 2018
2014 EFD (1)	-2.6	-1.8	-0.9	-0.3	0.3	120.5
	(-0.6)	(-0.1)	(0.0)	(0.0)	(0.0)
2014 EFD Update (1)	-3.0	-2.9	-1.8	-0.8	-0.2	124.6
	(-0.9)	(-0.9)	(-0.4)	(0.0)	(0.0)
DBP 2015, October 2014 (1)	-3.0	-2.6	-1.8	-0.8	-0.2	124.3
	(-0.9)	(-0.6)	(-0.4)	(0.0)	(0.0)
1) Structural balance in parentheses.

In line with the government's decision to slow the path towards the MTO as a result of cyclical conditions and to ask the European Commission to be able to make use of the clause for exceptional events and reforms as provided by European regulations, the 2015 target was redefined at 2.9 per cent of GDP. The higher net borrowing versus the estimate at unchanged legislation was aimed at allowing for the refinancing of non-deferrable expenditure and capital expenditure to be included in the 2015 Stability Law. The new target did, however, ensure improvement of almost 0.1 percentage points of GDP in the structural balance between 2014 and 2015. The structural deficit for 2015 nonetheless remained at the 2014 level of 0.9 per cent of GDP, for effect of rounding.

18 Decree-Law No. 66/2014, converted by Law No. 89/2014.

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As required by the process of assessing the budget measures of the Member States of the Euro Area, in October 2014, Italy drew up the 2015 Draft Budgetary Plan (DBP) containing an update of the macroeconomic and public finance estimates, and a description of the contents and effects of the measures outlined in the legislative bill for the 2015 Stability Law.

Following Italy's submission of the DBP, the European Commission published a special communication citing Italy's significant deviation for 2015 from the convergence path toward the MTO. Furthermore, the planned structural correction did not guarantee the compliance of the debt rule. The consultation and constructive dialogue with the Commission thereafter led to changes in Italy's budget, with the deficit repositioned at 2.6 per cent of GDP as a result of the government's commitment to introduce additional measures that were to ensure improvement of the nominal and structural balances in the amount of approximately €4.5 billion, equivalent to 0.3 per cent of GDP. Consistent with the new net borrowing target, the debt-to-GDP ratio was revised from 133.4 per cent to 133.1 per cent in 2015, from 131.9 per cent to 131.6 per cent in 2016 and from 128.6 per cent to 128.4 per cent in 2017 and from 124.6 per cent to 124.3 per cent in 2018. For the years of 2016-2018, the nominal and structural borrowing objectives remained unchanged with respect to the policy scenario presented in the 2014 EFD Update.

With the report approved by Parliament on 30 October 2014, the new revision of the objectives was thus formalised19.

FOCUS
Allocation of the resources resulting from the improved macroeconomic scenario for 2015

The 2014 EFD Update, approved by resolution of Parliament in October 2014, set the general government net borrowing targets at 2.9 per cent of GDP in 2015, 1.8 per cent in 2016, 0.8 per cent in 2017 and 0.2 per cent in 2018. At these net borrowing levels, the structural balance was a deficit of 0.9 per cent in the first year, a deficit of 0.4 per cent in 2016, and a zero balance starting from 2017. The nominal and structural net borrowing levels indicated in the planning document took into account Parliament's authorisation to the government (based on the 2014 report to Parliament approved by an absolute majority) to borrow up to €11.5 billion in 2015 for the adoption of measures to support economic growth and the country's competitiveness, in consideration of exceptional cyclical conditions.

The next report of change to the 2014 EFD Update in October 2014 partially revised the net borrowing targets in order to take into account the observations made by the European Commission as part of its assessment of the 2015 DPB. The value of the net borrowing under the policy scenario for 2015 was accordingly reduced to 2.6 per cent, while the corresponding structural value was set at 0.6 per cent of GDP. At the same time, the amounts of the budget measures to be included in the 2015 Stability Law were also modified.
The updating of the macroeconomic and public finance forecasts at unchanged legislation in the 2015 EFD has evidenced a more favourable trend of the general government's net borrowing for the entire forecast period, both in nominal and structural terms.

Considering the lower interest expenditure and the higher revenue resulting from the improvement of the economic cycle, the nominal level of net borrowing has been revised to 2.5 per cent of GDP in 2015 and 1.4 per cent in 2016, with decreases of 0.1 per cent and 0.4 per cent, respectively. In later years, this improvement results in nominal net borrowing of 0.2 per cent in 2017 (versus the previous forecast of 0.8 per cent) and a surplus of 0.5 per cent in 2018 (versus the previous forecast of 0.2 per cent).

19 Report of change to the 2014 EFD Update, pursuant to Article 10-bis of Law No. 196/2009.

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In structural terms, the new level of general government net borrowing at unchanged legislation is updated to 0.5 per cent of GDP in 2015 (versus 0.6 per cent in the previous forecast), zero in 2016 (versus the 0.4 per cent) and a surplus of 0.5 per cent in 2017 (versus the previous zero balance).

The improvement of the macroeconomic scenario contemplated in the 2015 EFD has favourably changed the framework of reference, and makes it possible to reconsider the magnitude of the measures provided by the 2015 Stability Law for respecting the commitments undertaken. As indicated in the planning document, Italy is significantly committed to a comprehensive programme of renewal of government institutions and the implementation of important economic and social reforms. The reforms are aimed at enhancing the competitiveness of the economic system so as to facilitate a structural increase in the country's employment rate. The government intends to use the margins of improvement in order to allow the adopted and planned structural reforms to wield their full effects on the country's potential growth, without having these reforms hampered by corrective measures, some of which will no longer be necessary when the budget targets are achieved.

At the same time, consistent with the budget commitments undertaken by the government and approved by Parliament through the previous reports, the net borrowing targets in nominal and structural terms have been confirmed (when not improved) for the entire planning period.

During 2015, the resources resulting from improvement of the macroeconomic scenario may be used for the adoption of specific measures that are consistent with the objectives outlined in the National Reform Programme and that fall within the limits already authorised by Parliament.

Until the improvements in the forecast at unchanged legislation are incorporated into the budget (through a balancing provision), the financing of such measures can be done with the use of budget amounts available. Consistent with the policy-scenario targets, the balancing provision could provide for re-appropriation of the resources made available in advance.

In accordance with the public finance targets under the policy scenario, and accounting and public finance regulations, the government intends to use the margins for improvement as of 2016 for eliminating the effect of the safeguard clauses, namely, the measures under the 2014 Stability Law that were to change tax rates and to reduce tax incentives and tax deductions, and the measures under the 2015 Stability Law that were to raise VAT rates and excise taxes. In this regard, the government aims to ensure the achievement of the policy-scenario targets for public finance for the subsequent three-year planning period.

FOCUS
Verification of expenditure rule and significant deviations

The 2011 introduction of the expenditure rule into the Stability and Growth Pact (ratified at a national level with Law No. 243/2012) reinforced the commitments related to the preventive arm of the Pact. The path toward the Medium-Term Objective is now to be evaluated on the basis of two parameters: 1) the change in the structural balance; and 2) the compliance of the expenditure rule.

For the first parameter, the adjustment path toward the Medium-Term Objective, which is measured each year on the basis of the change in the structural balance, is to be regulated in relation to the following parameters20: i) the cyclical conditions of the economy; ii) the level of the starting structural balance; iii) the level of the debt-to-GDP ratio; and iv) the existence of medium-term risks to the sustainability of the public finances, as assessed on the basis of the S1 indicator (see Chapter IV for additional information). For example, in

20      European Commission, (2013), ‘Vademecum on the Stability and Growth Pact’, Occasional Paper 151.

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normal cyclical conditions, represented by an output gap of between -1.5 percent and 1.5 percent of GDP, a country that has a debt-to-GDP ratio above 60 per cent and, on the basis of S1, has average sustainability risks must converge toward its Medium-Term Objective through a reduction of the structural balance that is greater than 0.5 percentage points of GDP each year. In the presence of exceptional cyclical conditions represented by contractions of real GDP or an output gap larger than the threshold of -4.0 per cent of potential GDP, the convergence toward the Medium-Term Objective could also be nil. Over and above the impact of the cycle, the European Commission, in its communication of January 2015, made it clear that such adjustments may be reduced for the application of the structural reforms clause or investments clause (see Focus on Reforms clause).

For the expenditure rule, European regulations establish that the expenditure aggregate of reference must grow at a rate equal to difference between i) the average growth rate of potential GDP and ii) the so-called convergence margin21, for countries that have not yet achieved their Medium-Term Objective. The convergence margin is, in turn, calibrated in relation to the cyclical conditions of the economy, so as to ensure for each year an annual improvement in the structural balance equal to or greater than 0.5 per cent of GDP. In the event of exceptionally severe cyclical conditions, the convergence margin would be cancelled out, and the growth rate of reference for the expenditure aggregate would coincide with the average potential GDP growth rate, even if the country has not achieved the MTO. In the event of very bad times, the convergence margin would be recomputed so as to ensure improvement of the structural balance in an amount equal to 0.25 percentage points of GDP. As clarified by the European Commission, the remodelling of the parameters of the expenditure rule also occurs in the event of the allowance for the flexibility granted for significant structural reforms or the investment clause.

Compared with the adjustment path toward the Medium-Term Objective, significant deviations are present if there is a shift of 0.5 percentage points of GDP year on year, or an average shift of 0.25 percentage points against the two previous years, compared with the path identified on the basis of the change in the structural balance and the expenditure rule. However, the existence of a significant deviation alone as indicated by ex-post data can lead to the opening of an infraction procedure.

According to the ex-post evaluation done on the 2014 data, there are no significant deviations for Italy, either with regard to the adjustment of the structural balance or with respect to the expenditure rule. Instead, on the basis of the two criteria, Italy's fiscal effort in past years has been more than that required.

For 2015, the macroeconomic forecasts of the EFD contemplate an output gap of -3.8 per cent of potential GDP which indicates the presence of particularly adverse cyclical conditions (‘very bad times’). Accordingly, the adjustment required of the structural balance and the convergence margin for the expenditure rule will need to guarantee improvement of 0.25 percentage points of GDP in structural terms. Under these conditions, Italy's public finances in 2015 are expected to be in line with the requisites of the preventive arm of the Stability and Growth Pact, and there should be no significant deviations for the average of the two years.

Finally, for 2016, the presence of adverse cyclical conditions (‘bad times’) as indicated by an output gap of -2.5 per cent of potential GDP would have required an adjustment of the structural balance and the convergence margin for the expenditure rule so as to guarantee improvement of 0.5 percentage points of GDP in structural terms. However, following the application of the reforms clause, the required adjustment of the structural balance is zeroed out, while the aggregate of reference for the expenditure rule may grow in line with

21 As defined in the Code of Conduct, the medium-term reference rate of potential GDP growth is equal to the average calculated for the years between t-5 and t+5, while the convergence margin depends on the percentage of primary expenditure with respect to GDP. Both parameters are updated by the European Commission every three years.

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the average potential GDP growth rate, thereby cancelling out the convergence margin. Such adjustment is nonetheless sufficient to ensure the respect of the debt rule as programmed.

The table below supplies more detailed information about the calculations related to the application of the expenditure rule. On the one hand, the table evidences the significant reduction of the expenditure aggregate in real terms over the entire period covered by the EFD and, on the other hand, the table highlights the absence of significant deviations for the 2013-2015 period. Any disparities with respect to the Commission's figures are due exclusively to different measurement of the value of discretionary revenue.

APPLICATION OF THE EXPENDITURE RULE (1) (€ mn)
	2013	2014	2015	2016	2017	2018
1.Total expenditure	819,934	826,262	827,146	843,836	848,797	861,102
2.EU-financed expenditures	4,636	5,500	4,848	4,917	3,375	3,477
3. Cyclical component of unemployment benefits	2,744	3,018	2,855	2,105	1,337	615
4. Interest	77,942	75,182	69,391	71,249	69,282	68,267
5. Gross fixed investment	38,344	35,993	36,671	38,327	39,253	39,501
6. Gross fixed investment - 4-year average	42,903	40,203	38,049	37,334	37,561	38,438
7. Step 1: Adjusted expenditure aggregate (1-2-3 4-5+6)	739,171	746,772	751,430	764,572	773,112	787,680
8. Changes in discretionary revenues and social contributions	4,253	8,118	-4,332	10,640	9,116	3,787
9. Step 2: Adjusted expenditure aggregate (7-8)	734,917	738,654	755,762	753,931	763,995	783,893
10. Step 3: Nominal growth rate of expenditure aggregate	-0.2	-0.1	1.2	0.3	-0.1	1.4
11. Step 4: Real growth rate of expenditure aggregate	-2.1	-1.6	0.3	-0.8	-1.9	-0.5
12. Benchmark (maximum limit on growth of expenditure aggregate)	0.3	0.0	-0.5	0.0	-1.3	-1.3
Impact of the deviation of expenditure aggregate from maximum limit in terms of structural balance	1.1	0.7	-0.4	0.4	0.3	-0.4

1) The expenditure aggregate of reference is consistent with the figures presented in the general government account (Table III.1), with the following subtracted from total expenditure at unchanged policies: interest expenditure, expenditure financed with EU funds, and the cyclical component of unemployment benefits. The average expenditure for investments is also considered (calculated for the current year and the preceding three years). The discretionary revenue measures and social contributions are also subtracted (Table III.3). The growth rate of the expenditure of reference was deflated for 2011-2015 as required by the Vademecum on the Stability and Growth Pact (Section 1.3.2.3); the GDP deflator in the Winter Forecast 2015 was used for 2016, whereas for the subsequent years, the growth rate of the GDP deflator is that set out in Table II.2b.

Note: The growth rates of the expenditure aggregate in line 10 were calculated by considering the value in line 9, net of the impact of the change of the discretionary tax measures with respect to the value of the expenditure aggregate in nominal terms for the previous year as reported in line 7.

Source: MEF analyses using data compiled by the State General Accounting Office.

FOCUS
Fiscal burden: a declining profile

According to the general government account at unchanged legislation, fiscal burden is projected to remain unchanged at 43.5 per cent in 2015, and then to rise to 44.1 per cent in 2016 and 2017, before falling back to 43.7 per cent in 2019. The growth shown in the scenario at unchanged legislation is significantly different from, and in particular, worse than, what is actually expected for households and businesses.

The forecasts are affected by i) the accounting classification of the measure to provide the personal income tax bonus of €80 for eligible individuals, and ii) the safeguard clauses provided by the 2014 and 2015 Stability Laws, which contemplate increases in tax rates and reductions of tax incentives and deductions.

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The framework substantially changes with a more appropriate economic classification of the €80 bonus. While the financial effects of the lower taxes withheld from the income of full-time workers are booked, for national accounting purposes, as government expenditure for social benefits, the bonus is actually a measure that translates into a lower tax burden with respect to income earned by full-time workers.

Another fundamental issue is represented by the safeguard clauses. This document contemplates the total cancellation of the tax-rate increases and the changes in tax deductions provided for 2016. The commitment remains firm to proceed in the same direction for the years thereafter. The government has earned complete credibility in maintaining commitments in this regard (the clauses provided by the 2014 Stability Law for 2015 have been neutralised) and the expectations will be addressed in this direction. Assuming the complete deactivation through 2018 of the tax-rate increases related to the safeguard clause, fiscal burden would experience a decreasing trend, getting to 41.6 per cent in 2019, which is equivalent to the 2011 level, as shown in the following table:

FISCAL BURDEN, NET OF TAX BONUS AND SAFEGUARD CLAUSES (% of GDP)
	2011	2012	2013	2014	2015	2016	2017	2018	2019
Fiscal burden at unchanged legislation	41.6	43.5	43.4	43.5	43.5	44.1	44.1	44.0	43.7
Fiscal burden, net of €80 bonus and safeguard clauses				43.1	42.9	42.6	42.1	41.9	41.6

It is also worth noting that the mix of revenue consequent to the budget measures adopted by the government is in line with the European Commission's recommendations, which urge a reduction of the tax burden on productive factors, and in particular, on the labour factor. The measures approved in 2014 produce conspicuous effects on 2014 and 2015. More specifically, between 2012 and 2015, the ratio of taxes on full-time work to GDP declines by a significant 1.3 percentage points, while the ratio of corporate income taxes to GDP falls by 0.2 percentage points.

MIX OF TAX REVENUES BY ECONOMIC FUNCTION (% of GDP)
Taxes on:	2012	2013	2014	2015
Compensation of employees	19.6	19.4	18.9	18.3
Corporate income	6.3	6.4	6.5	6.1
Consumption	10.9	10.9	11.1	11.4
Property and financial rents	4.4	4.5	4.7	4.8
Pensions	2.9	2.9	2.9	2.9
Source: Taxation Trends in the EU 2014 for the 2012 data; Department of Finance forecasts for the later years.

Finally, focusing the attention on the tax cuts made to labour income, it is possible to observe a sharp decline of the tax wedge, particularly for the low-to-medium income brackets. Considering a single worker with gross income of €20,000, who has been hired in 2015, and considering all of the measures adopted with respect to personal income tax, regional tax on productive activity, and social contributions, the tax wedge goes from 46.1 per cent in 2013 to 21.9 per cent in 2015 and in the two years thereafter; once all of the changes enter into effect, the tax wedge for the worker considered will be 40.9 per cent.

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III.3	FLEXIBILITY MARGINS OF PREVENTIVE ARM OF THE STABILITY AND GROWTH PACT: REFORMS CLAUSE

The European Commission's communication of 13 January 201522 clarified the use of the margins of flexibility within the standing rules of Stability and Growth Pact in relation to investments, structural reforms and the economic cycle.

With reference to the so-called ‘Reforms clause’, the Commission reiterated that the Member States which are implementing structural reforms having a positive impact on the medium-/long-term sustainability of their debt may temporarily deviate from the Medium Term Objective (MTO) or from the process for getting close to the MTO.

The conditions of eligibility for the application of such clause regard three different aspects; the reforms must: (i) be relevant; (ii) be approved or at an advanced stage of implementation: and (iii) significantly improve public finance balances in the long term.

With reference to the nature of the reforms, the Commission considers as relevant only the reforms with a positive impact on growth and the long-term sustainability of the public finances. Such positive effects on debt sustainability can be: 1) direct, inasmuch as they are related to possible budget savings; 2) indirect, inasmuch as they are related to incremental revenue expected in the medium/long term, thanks to the increase in potential GDP resulting from the application of the structural reforms; or 3) a combination of direct and indirect effects.

According to the EU regulation, only the reforms already adopted (or at an advanced stage of implementation) can be considered for the purpose of deviating from the MTO or from the path of convergence to the MTO, on the condition, however, that sufficient and detailed information in relation thereto is supplied in the Stability Programme and in the National Reform Programme. Should the structural reforms not be fully implemented, the temporary deviation from the MTO or from the path of convergence to the MTO shall no longer be justified, and the situation could lead to the opening of a procedure for significant deviation.

Finally, it is required that the application of the reforms clause does not jeopardise the respect of the preventive part of the Stability and Growth Pact. In other words, the structural balance must be such as to ensure a safety margin with respect to the deficit threshold of 3.0 per cent of GDP and the budget position must go back to the MTO during the forecast horizon covered by the Stability Programme. For this purpose, the maximum distance of the structural balance from MTO for the Member State that decides to invoke the clause cannot be greater than 1.5 per cent of GDP during the year of the request.

If the foregoing criteria are met, a temporary deviation from the MTO or from the path of convergence to the MTO may be allowed for a maximum of 0.5 per cent of GDP in the year subsequent to that of publication of the Stability Programme. This deviation must nonetheless be reabsorbed within the time horizon covered by the Programme.

22 European Commission ‘Making the best use of the flexibility within the existing rules of the Stability and Growth Pact’, 13 January 2015.

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In order to take advantage of the reforms clause, the Member State must also present a short-term cost-benefit analysis and an analysis of the indirect long-term benefits that the reforms have on the budget through incremental future revenue.

In view of such provisions, the government intends to make use, for the year of 2016, of the flexibility granted for the implementation of significant structural reforms pursuant to Article 3, Paragraph 4 of Law No. 243/2012 and Article 5, Paragraph 5 of the European Regulation No. 1466/97, requesting a deviation from the path of convergence toward the MTO for the equivalent of 0.4 per cent of GDP.

The plan to put Italy back on the path toward the MTO of a balanced budget in structural terms, as announced within the DBP presented in October 2014, is thus confirmed.

The Focus below presents the estimates of the macroeconomic and budget impact of the most recent structural reforms. This scenario includes only the government's reforms that have already been adopted as of 2015 or are on the verge of completion, as such reforms are expected to product their greatest effects as from 2016.

FOCUS
Verification of the requisites for the application of the reforms clause

This Focus presents the check effected by following both approaches suggested by the European Commission in its document on the applicability of the structural reforms clause23. The data presented include the results obtained directly through quantitative models, and the values of an indirect indicator constructed by following the Commission's instructions (but starting from the results obtained from the aforementioned models).

In both cases, it can be demonstrated that the reforms improve the structural budget balance and the sustainability of the public debt over time.

The direct checks were carried out with the DSGE models in use at the Ministry of the Economy and Finance (QUEST III and IGEM). The principal areas affected by the reform process are: the general government and simplification, competitiveness, the labour market, and the justice system. In addition, in comparison with the previous planning documents, two other areas of reform have been considered: the tax shift and education. The results of the simulations incorporate certain methodological revisions regarding the means with which the individual reform measures are translated into corresponding changes of the models' structural parameters. For additional details about simulations and their parameters, see Section II.2 ‘Macroeconomic impact of the structural reforms’ within the 2015 National Reform Programme; the values reported in this box are consistent with the results reported in the NRP.

The following table shows the estimates related to the change in GDP caused by the principal reforms. The testing was done by taking into account both the positive effects of the reforms and the negative effects on the economy related to the need for financing some of them.

For some reforms, it was possible to make a direct connection between the costs of the reforms and related funding to cover them. This is the case with the fiscal component of the reforms (‘tax shift’ line), since the cut of the tax wedge on income from employment is associated with incremental taxes on financial rents and the VAT increase, the latter of

23 The Operationalization of the Structural Reform Clause in the Preventive Arm of the Sgp’, February 2015.

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which will go into effect as of 201724. In some cases, such as the incremental expenditure related to educational reform and the reform of the labour market (expansion of the number of people entitled to unemployment benefits), it has not been possible to make a direct link. It was therefore decided to reduce the expansionist effect on GDP of such reforms through an amount of spending cuts sufficient to cover their financing costs (see “spending review” line)25.

The overall impact on GDP compared with a baseline scenario absent of the reforms is equal to 1.8 per cent in 2020, 3.0 per cent in 2025 and 7.2 per cent in the long term26.

MACROECONOMIC EFFECTS OF STRUCTURAL REFORMS BY REFORM AREA (% changes of GDP compared with the baseline scenario)
	2020	2025	Long Term
General government	0.4	0.7	1.2
Competitiveness	0.4	0.7	1.2
Labour market	0.6	0.9	1.3
Justice system	0.1	0.2	0.9
Education	0.3	0.6	2.4
Tax shift (total)	0.2	0.2	0.2
of which: Reduction of tax wedge (IRAP-CIT)	0.4	0.4	0.4
Including: Increases taxation on financial rents + VAT	-0.2	-0.2	-0.2
Spending review	-0.2	-0.3	0.0
TOTAL	1.8	3.0	7.2

The table below reports the overall effect attributable to the reforms considered for the purposes of making use of the flexibility clause, with reference made to the reforms' impact on key macroeconomic variables. More specifically, the table highlights the expansionist nature of the reforms, particularly in the medium and long term. The changes in both expenditure for consumption and investments are essentially in line with those registered for GDP.

The table also includes the effects on net borrowing and the public debt expressed as a ratio of GDP and shows that the expansionist impact of the reforms is generally matched by improvement of the public finance indicators. One exception is the short-term effect which, in 2016, entails a deterioration of the net borrowing-to-GDP ratio and a slight improvement of the debt-to-GDP ratio.

24 With regard to the areas of reform related to the reduction of the tax wedge and education, the values of the estimates of the impact differ from those presented in the policy scenario in the MEF Note ‘2014: A turning point for Italy - Structural reforms in Italy since September 2014’, February 2015 (page 12). This discrepancy is referable to different assumptions about the means for covering of the cost of the two reforms.
25 For the revision of the expenditure for the purpose of calculating the indicator Z, a decision was made to assign a long-term value of zero, even though the QUEST model indicates a positive value of 0.3. The long-term impact of all of the reforms thus becomes 7.2.
26 The simulations with the models were also revised in light of the technical suggestions indicated in the report prepared by the European Commission for the conclusions of Article 126(3) of the Treaty. See: http://ec.europa.eu/economy_finance/economic_governance/sgp/pdf/30_edps/126-03_commission/2015-02-27_it_126-3_en.pdf.

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TOTAL MACROECONOMIC EFFECTS OF THE REFORMS ((% changes of GDP compared with the baseline scenario)
	2016	2020	2025	Long Term
GDP	0.4	1.8	3.0	7.2
Consumption	1.4	2.3	3.7	5.4
Investment	0.9	2.1	3.3	8.2
Employment	0.5	1.6	2.2	3.7
Net borrowing-to-GDP*	0.2 (-0.2)	-0.8 (-1.0)	-1.7 (-1.6)	(-3.6)
Debt-to-GDP ratio	-0.1	-2.0	-8.1	**

(*) The estimate reported in parentheses is obtained by applying to the impact on GDP the elasticity computed by the European Commission (see Mourre, G., C. Astarita and S. Princen (2014), ‘Adjusting the budget balance for the business cycle: the EU methodology’ European Commission Economic Papers 536).

(**) The estimated long-term impact is not reported for these public finance indicators since the QUEST III and IGEM models provide adjustment mechanisms that report them at the values in the baseline scenario.

The European Commission has suggested an alternate methodology for measuring the gain, in terms of sustainability of the public finances, coming from the implementation of the reforms. The methodology consists of computing, through an ad hoc indicator27 known as Z, the net present value as of 2016 of the long-term improvement of the primary budget balance linked to the reforms.

Such indicator considers both the direct and indirect impacts of the reforms on the public budget. The direct impacts are estimated as lower expenditure (should the reforms produce quantifiable savings), or higher costs (should the reforms entail special appropriations of resources). The indirect impacts are instead related to the effects of the reforms on GDP; while these are generally favourable, especially in the long term, it is possible that some reforms (e.g. structural cuts to expenditure) may have a negative effect in the near term. The indirect impact on the budget is obtained by considering the change in GDP stemming from the reforms as multiplied by the budget elasticity with respect to the economic cycle28, which is equal to 0.5 in the medium term.

The changes in the budget balances with respect to an assumption of no reforms are calculated starting from the year following the presentation of the Stability Programme, namely, from 2016. For the sake of prudence, the timetable of reference for the analysis goes through 2025 only; any longer horizon would have even better results.

The following table reports the effects of the previous simulations, which have been reconfigured on a basis consistent with the indications provided immediately above. In doing the calculations to get the value of Z, only the values from 2016 were considered. All of the figures are expressed as changes in percentage points of GDP with respect to the baseline scenario, which does not include any reforms. The table shows in greater detail the costs and the direct and indirect benefits of the reforms (through their impact on GDP).

27 See the European Commission's note ‘The Operationalization of the Structural Reform Clause in the Preventive Arm of the Sgp’, February 2015.
28 For additional details, see the Methodological Note provided as an exhibit to the 2015 EFD in Section III.1 and: Mourre G., Astarita C., Princen S., (2014), ‘Adjusting the budget balance for the business cycle: the EU methodology’, European Economy, Economic Papers No. 536, also available at: http://ec.europa.eu/economy_finance/publications/economic_paper/2014/pdf/ecp536_en.pdf; and Price R.W., Thai-Thanh Dang, Guillemette Y., (2014), ‘New Tax and Expenditure Elasticity Estimates for EU Budget Surveillance’, OECD Economics Department Working Papers, No. 1174, OECD Publishing, also available at: http://dx.doi.org/10.1787/5jxrh8f24hf2-en.

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REFORM EFFECTS
		2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	LR
	Effect on GDP (level)	0.5	0.9	1.2	1.4	1.5	1.9	2.1	2.4	2.5	2.5	4.6
Structural	Effect on primary balance	0.3	0.5	0.6	0.7	0.8	1.0	1.1	1.3	1.3	1.3	2.4
reforms	Higher direct cost (A)	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2
operational as of 2015	Lower direct expenditure or incremental revenue	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1
	Total effect on net borrowing	0.2	0.4	0.5	0.7	0.7	0.9	1.0	1.2	1.2	1.2	2.3
	Effect on GDP (level)	0.1	0.1	0.2	0.2	0.3	0.3	0.4	0.4	0.5	0.6	2.4
Structural	Effect on primary balance	0.1	0.1	0.1	0.1	0.1	0.2	0.2	0.2	0.3	0.3	1.3
reforms	Higher direct cost (B)	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2
inaugurated in 2015	Lower direct expenditure or incremental revenue Total effect on net borrowing	-0.1	-0.1	-0.1	-0.1	-0.1	0.0	0.0	0.0	0.1	0.1	1.1
	Effect on GDP (level)	-0.1	-0.1	-0.1	-0.1	-0.1	-0.1	-0.1	-0.1	-0.2	-0.2	0.0
Lower	Effect on primary balance	0.0	0.0	-0.1	-0.1	-0.1	-0.1	-0.1	-0.1	-0.1	-0.1	0.0
expenditure as of 2015 ( C )	Higher direct cost Lower direct expenditure or incremental revenue	0.4	0.4	0.5	0.5	0.5	0.5	0.5	0.5	0.5	0.5	0.5
	Total effect on net borrowing	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.5
	Effect on GDP (level)	-0.2	-0.1	-0.1	-0.1	-0.1	-0.1	-0.1	-0.1	-0.1	-0.1	0.0
Lower	Effect on primary balance	-0.1	-0.1	-0.1	-0.1	-0.1	-0.1	-0.1	-0.1	-0.1	-0.1	0.0
expenditure enacted in 2015	Higher direct cost Lower direct expenditure or incremental revenue	0.6	0.6	0.6	0.6	0.6	0.6	0.6	0.6	0.6	0.6	0.6
	Total effect on net borrowing	0.5	0.5	0.5	0.5	0.5	0.5	0.5	0.5	0.5	0.5	0.6
	Effect on GDP (level)	0.2	0.3	0.3	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4
Reduction of	Effect on primary balance	0.1	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2
tax wedge	Higher direct cost	0.9	0.9	0.9	0.9	0.9	0.9	0.9	0.9	0.9	0.9	0.9
	Lower direct expenditure or incremental revenue
	Total effect on net borrowing	-0.8	-0.8	-0.7	-0.7	-0.7	-0.7	-0.7	-0.7	-0.7	-0.7	-0.7
	Effect on GDP (level)	-0.2	-0.2	-0.2	-0.2	-0.2	-0.2	-0.2	-0.2	-0.2	-0.2	-0.2
Increase of	Effect on primary balance	-0.1	-0.1	-0.1	-0.1	-0.1	-0.1	-0.1	-0.1	-0.1	-0.1	-0.1
taxation on financial rents	Higher direct cost Lower direct expenditure or incremental revenue	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2
	Total effect on net borrowing	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.0	0.0	0.0	0.0
	Effect on GDP (level)	0.0	-0.1	-0.3	-0.3	-0.3	-0.3	-0.3	-0.3	-0.3	-0.3	-0.3
VAT clause	Effect on primary balance	0.0	-0.1	-0.1	-0.2	-0.2	-0.2	-0.2	-0.2	-0.2	-0.2	-0.2
decided in 2015	Higher direct cost Lower direct expenditure or incremental revenue	0.8	1.1	1.3	1.3	1.3	1.3	1.3	1.3	1.3	1.3	1.3
	Total effect on net borrowing	0.8	1.0	1.2	1.1	1.1	1.1	1.1	1.1	1.1	1.1	1.1
	Effect on GDP (level)	0.1	0.2	0.2	0.2	0.3	0.3	0.3	0.3	0.3	0.3	0.3
Measure to reduce	Effect on primary balance	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.2	0.2	0.2	0.2
VAT increase	Higher direct cost Lower direct expenditure or incremental revenue	-1.0	-1.2	-1.2	-1.2	-1.2	-1.2	-1.2	-1.2	-1.2	-1.2	-1.2
	Total effect on net borrowing	-0.9	-1.1	-1.1	-1.1	-1.1	-1.1	-1.1	-1.0	-1.0	-1.0	-1.0

(A)           Costs of the reforms regarding the general government (Decree Law No. 90/2014), competitiveness (Decree-Law No. 91/2014, Decree-Law No. 133/2014) and labour market (2015 Stability Law).
(B)           Cost of financing the ‘Good School Programme’ (2015 Stability Law).
(C)           Spending cuts at the Ministries and local government (Decree-Law No. 66/2014 and 2015 Stability Law).
(D)           Additional cuts from spending review.
(E)           Extension of personal income tax bonus and deductibility of the labour component from taxable base computed for the regional tax on productive activity (2015 Stability Law).
(F)           Decree-Law No. 66/2014.

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In order to compute the present value of net benefits on the primary balance through 2016, the nominal interest rate adjusted for nominal GDP growth was considered as the intertemporal discounting factor29. The nominal interest rate for 2016-2019 is equal to the implicit rate on the debt specified in the 2015 EFD policy scenario, and is in line with the assumptions agreed at an EU level (Ageing Working Group, EU Economic Policy Committee); for the 10 years thereafter, the nominal interest rate converges to 5.0 per cent. On average, the intertemporal discounting rate is 0.98 for the years of 2016-2025.

On the basis of such assumptions, the greatest gains in terms of a higher primary balance, attributable to the direct and indirect effects of all reforms (as measured by the indicator Z) amount to approximately 1.1 per cent for the years of 2016-2025. The improvement is not insignificant, considering the rather limited time horizon over which the calculation is made. Assuming a longer time horizon that extends to 2040, the estimated value of the indicator Z becomes approximately 2.1 per cent.

III.4	FINANCIAL IMPACT OF THE MAIN REFORMS

The grids provided as exhibits to the National Reform Programme are published, for the first time this year, subdivided by the 10 policy areas30. The grids contain both updates of the measures approved in preceding years, and new measures emerging during the review of provisions going into effect between April 2014 and March 2015.

The measures are thoroughly described in the grids, with respect to both regulatory and financial details31. The financial effects in the grids are considered in terms of higher/lower revenue and higher/lower expenditure both for the State budget and the general government and quantified with reference to the related balances32. The following table summarizes the impact on the State budget33, of the measures contained in the grids, subdivided by area.

For additional details about the measures, reference should be made to Section II.3 ‘Financial impact of new measures in the 2015 NRP’ of the National Reform Programme 2015 (Section III of the EFD).

29 The GDP nominal growth rate used for the years after 2019 coincides with that in the medium-term baseline scenario (see Section IV.2).
30 Until the 2014 EFD, the grids were published as an appendix to the NRP subdivided by year. For the 2015 EFD, the grids are available online www.dt.tesoro.it/it/riforme/.
31 See ‘Guide to the interpretation of the online version of the national regulatory grids provided as exhibits to the NRP’ available online www.dt.tesoro.it/it/riforme/.
32 As in the grids, the table summarizes only the incremental charges/incremental resources at unchanged legislation and arising from specific measures contained in provisions that were approved by Parliament between April 2014 and March 2015.
33 This decision is mainly due to the significance of the central government in defining and implementing the measures. Although entailing the same amount of incremental charges, some measures have their financial effects (in terms of the net balance of the State budget to be financed and the net borrowing of the general government) accounted for differently (this is the case, for example, of the ‘Reordering of metropolitan cities, provinces and municipal unions' where such entities contribute to holding down public expenditure, which, in terms of the net balance to be financed, is booked as incremental revenue, and therefore, is included in the incremental revenue of the policy area ‘Containment of public expenditure’ in the table; however, in terms of net borrowing, this measure is booked as lower expenditure).

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TABLE III.7: FINANCIAL IMPACT OF MEASURES IN GRIDS OF THE NRP (in € mn) (1)
	2014	2015	2016	2017	2018	2019
Containment of public expenditure and taxation
Incremental expenditure	187	411	309	321	355	304
Incremental revenue	4,200	14,247	28,736	35,064	37,557	34,023
Lower expenditure	2,369	3,527	3,423	3,513	2,523	1,903
Lower revenue	494	4,068	4,591	4,286	4,319	4,319
Administrative efficiency
Incremental expenditure	0	36	314	314	314	314
Lower revenue	0	4	4	4	4	4
Infrastructure and development
Incremental expenditure	36	408	429	1,458	2,314	416
Products market and competition
Incremental revenue	0	350	250	100	0	0
Lower expenditure	0	16	26	36	36	36
Labour and pensions
Incremental expenditure	6,948	21,944	28,046	28,728	26,695	23,524
Incremental revenue	4	2,614	5,933	6,096	3,941	1,864
Lower expenditure	25	476	849	1,240	1,492	1,539
Lower revenue	469	3,124	3,982	4,104	2,733	1,110
Innovation and human capital
Incremental expenditure	6	1,587	3,850	4,082	4,063	4,049
Lower expenditure	0	37	37	37	37	37
Lower revenue	18	61	220	206	234	209
Support to businesses
Incremental expenditure	19,558	1,920	2,262	2,474	2,479	1,439
Incremental revenue	31	898	1,229	1,023	1,042	389
Lower revenue	4	466	917	691	670	463
Energy and environment
Incremental expenditure	0	45	45	66	0	0
Incremental revenue	0	1,004	316	0	0	0
Lower expenditure	0	652	591	472	402	0
Lower revenue	0	66	699	572	437	437
Financial system
Incremental expenditure	3	2	2	3	0	0
Federalism
Incremental expenditure	2	354	224	224	224	224
Incremental revenue	350	350	350	350	350	350
Lower expenditure	0	1,200	1,200	1,200	1,200	1,200
Lower revenue	38	41	41	41	11	4
Source: Analyses of the State General Accounting Office, using data from Annexes 3, technical reports and the information reported in official documents. The table excludes the resources of the Action & Cohesion Plan ('20072013 National Strategic Framework', policy area: Containment, efficiency of public expenditure and taxation) and the updated amounts in relation to the TEN-T networks ('Cross-border connections' in the infrastructures and development area, and the other works of the Strategic Infrastructures Programme).

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III.5	PUBLIC DEBT

Despite a continuing difficult economic situation (marked by low growth of the national and European economies, and different tensions on the international financial markets, partly attributable to phenomena of geo-political instability), the year of 2014 and the first months of 2015 proved to be very positive for Italy's public debt market. This conclusion is based on two particularly evident developments that have reinforced during such period: on the one hand the significant reduction of the interest rates across all of the maturities offered by the Treasury, with greater intensity across the medium-term maturities (5-10-years); on the other hand a pronounced increase in the liquidity and efficiency of the secondary market for government securities, after a lengthy phase of instability that started with the sovereign debt crisis in the Euro Area.

FIGURE III.1: TREND OF ITALIAN GOVERNMENT SECURITIES YIELD CURVE

With respect to the reduction in interest rates, there are two elements driving the absolute level of rates on Italian securities: European interest rates and the spread with respect to European interest rates, which is due to country risk. A gradual decline in the interest rates on securities of all European issuers was seen in 2014, including with respect to issuers, such as Germany, that enjoy a higher credit rating. This decrease reflects the effect of the combination of lower economic growth at a European level and the concomitant response of monetary policy on the part of the ECB. In broadening and expanding the range of instruments for intervention in the money market, the ECB demonstrated its firm determination to reverse the market's downward inflation expectations, to reduce real interest rates, and, as a result, to promptly halt the risks of a deflationary spiral. This approach was further confirmed by the ECB's widely expected decision announced in January 2015 of the start of a quantitative easing (QE) programme, whereby the central bank will purchase public securities issued in the Euro Area; similar programmes have already been adopted in recent years in various highly developed markets, including the U.S., Great Britain and Japan.

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 Alongside the declines in European rates, the year of 2014 also brought a sharp reduction in the spread between Italian rates and European rates, and in particular, the spread with respect to German securities: the Italy-Germany spread for 10-year maturities was essentially cut in half, going from approximately 210 basis points in January 2014 to the current level of approximately 100 basis points. This shift is undoubtedly related to the decline in European interest rates, which has prompted many investors in search of returns to adjust their portfolio choices in favour of countries, such as Italy, that offer a yield differential that is still significant compared with the core countries of the Euro Area. The shifting preference toward Italian debt is further justified by the country's current public finance framework. Since Italy emerged from the Excessive Deficit Procedure in 2013, the progress in terms of fiscal consolidation has continued, while various economic, administrative and institutional reforms have been inaugurated and have been perceived by international investors as a valid contribution to sustainability of the public debt, thereby improving the country's creditworthiness. Against this backdrop, Italy has also continued to benefit from the significant reduction of systemic risks within the Euro Area; such reduction is the by-product of: the various instruments employed by European authorities (including the ECB) to overcome some of the critical aspects of the monetary union architecture that became apparent as from 2010; and the actual start-up of European Banking Union.

FIGURE III.2: BTP-BUND SPREAD - 10-YEAR BENCHMARK ISSUES

As indicated above, the reduction of the rates on Italian government securities has been particularly significant across medium-term maturities (the reduction of rates on short-term maturities had already solidified in 2013), while the rates on long-term maturities have only partially fallen, with the more pronounced correction thereof starting in January 2015 with the announcement of the QE programme.

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FIGURE III.3: YIELD ON ITALIAN GOVERNMENT SECURITIES - 10-YEAR BENCHMARK

FIGURE III.4 : ITALIAN GOVERNMENT SECURITIES YIELD DIFFERENTIAL: 10- VERSUS 2-YEAR MATURITIES

The other important development, which reinforced in 2014, is the improvement of the operating conditions of the secondary market for government securities. Although the pricing and trading of Italian government securities tended to return to normal already in 2013, following the crisis and heightened instability in 2011-2012, the situation improved further in 2014, with another increase in trading volumes, and an even higher quality of trading activity for all of the instruments offered by the Treasury. Moreover, a more in-depth analysis shows a pronounced increase in the use of trading venues offering the most transparency, including, for example, the multilateral trading facilities where market makers interact within one another, or the venues dedicated to trading between market makers and final institutional investors. This outcome was surely aided by the significant reduction in volatility, which, on the one hand, made it

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possible for investors to once again consider the secondary market as the natural venue for execution of their portfolio strategies and, on the other hand, facilitated a large-scale return of international investors, whose renewed interest in Italian government securities, after the 2011-2012 crisis, had already provided quantitatively relevant signals in 2013.
In addition, the year of 2014 also brought more normal conditions in the secondary market for the CCT/CCTeu and BTP€i, two segments that had stalled in 2013, albeit within an improving framework overall. In the first case, the market witnessed a pronounced revival of interest on the part of bank treasuries and money-market funds, most of which were Italian, while in the second case, demand continued to increase not only from Italian investors, but also from investors abroad. The return of foreign investors appears especially significant, since their departure during the peak of the sovereign debt crisis proved to be particularly destabilising for securities indexed to inflation, whose volumes and liquidity are generally below those for fixed-rate securities.
Given the combination of the two important developments (the trend of the yield curve, and the market's return to satisfactory levels of efficiency), the Treasury had an easier job of managing its issuing policy, focusing on further rebalancing the supply of securities in favour of medium-long-term maturities, while nonetheless being able to secure an average issuing cost of 1.35 per cent, which is the lowest level since the introduction of the euro. In other words, with its 2014 issuing decisions, the Treasury was able to secure a cost/risk combination from the standpoint of financial efficiency that was much better than that for the previous year: on the one hand, the cost of financing decreased significantly as a result of the trend of market interest rates and the possibility for the Treasury to offer the full array of instruments available, with fewer quantitative constraints on the demand side; on the other hand, the quantitatively more substantial issuance of securities with longer term maturities allowed for increasing the capacity to manage interest-rate and refinancing risk, which are medium-term objectives that the Treasury has been pursuing for various years. Against this backdrop, the syndications of a new 15-year BTP (reopened several times in auction in 2014) and a new 10-year BTP€i should be interpreted as a demonstration of the Treasury's renewed capacity to issue significant volumes, including volumes of inflation-indexed securities and two inflation-indexed private placements with maturities of 15 years and 30 years.
In the first few months of 2015, the Treasury floated two new BTP issues, with maturities of 15 years and 30 years, respectively, placed through syndications, which were a resounding international success, with sizeable demand from investors outside of Europe. These issues are consistent with the Treasury's approach to take advantage of the current market environment, and specifically, the low level of interest rates, including for very long maturities.

III.6	TREND OF THE DEBT-TO-GDP RATIO

According to the policy scenario, the ratio of total general government debt to GDP is projected to rise slightly in 2015, compared with the level of the ratio at the end of 2014, and then it should start on a continuous descent through 2019. In

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this regard, the forecast confirms the trend of the debt-to-GDP profile already estimated in the EFD Update in September 2014, with 2015 representing the final year of the rise in the ratio.
The debt-to-GDP ratio was 128.5 per cent for 2013, which is approximately 0.6 percentage points higher than the level forecast in the EFD Update in September 2014, with the difference due to the downward revision of nominal GDP done by ISTAT in early March 201534.
The final figure for 2014 is instead 132.1 per cent versus a forecast of 131.6 per cent in the EFD Update, as later confirmed in the DBP for 2015. Considering that actual nominal growth in 2014 did not vary significantly from the forecast in such documents (0.4 per cent versus the forecast of 0.5 per cent), and that the value of the nominal stock of debt was actually below the forecasts by approximately 0.3 per cent of GDP, the main factor accounting for the difference between the expected debt-to-GDP ratio and the actual ratio is again the "carryover" effect of the lower level of GDP in 2013 (by almost 0.6 percentage points).

FIGURE III.5: PUBLIC DEBT DETERMINANTS (% of GDP)

It should be noted that the trend of indebtedness activity in 2014 was affected by the need for the funding incorporated in the forecasts of State sector borrowing requirement, in order to cover i) liquidity advances to local governments for the payment of trade debts35 and ii) the restructuring of the regions' debt36; while a limited portion of the aforementioned advances was deferred to 2015 and the restructuring of the regions' debt was instead completely postponed to 201537.

34 See the ISTAT press release "GDP and general government borrowing – 2012-2014" of 2 March 2015.
35 Pursuant to Decree-Laws 35 and 102 of 2013 and Decree-Law 66 of 2014.
36 Pursuant to Decree-Law 66 of 2014, Article 45.
37 Including for the effect of the lack of these outflows of cash, the MEF's liquidity balance rose significantly in 2014, going from approximately €37.6 billion at 31 December 2013 to €46.3 billion at 31 December

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Finally, it should be noted that the final value of the debt for 2014 was determined, in line with the forecasts of September 2014, by the use of the Government Securities Amortisation Fund, through which maturing securities in the amount of just over €4 billion (approximately the 0.25 of GDP)38 were repaid at maturity, thereby making it possible to cut the year's issues by a similar amount.
For 2015, the new policy-scenario estimate of the debt-to-GDP ratio is 132.5 per cent, which represents only a slight increase over the end of 2014 (approximately +0.4 percentage points). This figure is to be compared with the 133.1 per cent contained in the updated tables of the Draft Budgetary Plan (DBP) for 2015. Notwithstanding a higher starting point in 2014, the ratio should be lower than the most recent forecast by the end of 2015 as a result of a lower public sector borrowing requirement, the use of liquidity accumulated in 2014, and the forecast of higher nominal growth (approximately +0.2 percentage points). It is noted that the lower privatisation proceeds forecast for 2015 versus the 2014 EFD Update (a reduction of approximately 0.3 per cent of GDP) are almost completely offset by the more modest revaluation of the debt due to inflation-indexed securities (due to the estimate of inflation lower for Italy and Europe for 2015) and the benefits in terms of liquidity balances of the above-par issues. Looking at the determinants of the changes in the debt (Table III.10), it can be easily noted that it is the stock-flow adjustment, equal to -0.3 per cent (mainly due to the combination of the factors mentioned above: use of liquidity balances, privatisations, minimal revaluation for the effect of inflation, and substantial issuing discounts), together with the a significantly smaller snowball effect compared with 2014 (due to the decline in interest rates) to explain the modest growth of the ratio between 2014 and 2015, albeit in the presence of a primary surplus that is unchanged and even less than the snowball effect.
As previously mentioned, the decreasing trend takes shape in 2016, with a reduction of 1.6 percentage points compared with 2015, which is slightly higher than that provided in the updated tables of the DPB for 2015 (equal to 1.5 percentage points). Indeed, given the overall estimates of nominal growth for 2016 are substantially aligned (at 2.6 per cent), the improvement of the borrowing requirement by approximately 0.45 percentage points is almost 50 per cent cancelled out by the lower revenue projected from the privatisations (an approximate decrease equal to 0.2 per cent of GDP). On the other hand, during 2016, a sizeable increase is expected for the primary surplus that, for the first time, should exceed the snowball effect, which can be expected to fall further due to the recovery of nominal growth; such dynamics should lead to the reduction of the debt-to-GDP ratio.
The ratio should continue to decline in 2017, falling to 127.4 per cent, with a reduction of more than 3.5 percentage points of GDP. While the improvement of the cash requirement of 0.2 percentage points is neutralised by a forecast

2014 (See Bank of Italy - Supplement to the statistical bulletin, 'Public finance, borrowing requirement and debt' No. 15 of 13 March 2015). On the other hand, as the result of the increased liquidity, the Treasury conducted a buyback transaction in December 2014, purchasing securities with a nominal value of just over €4 billion. Instead, the State Sector borrowing requirement was approximately 4.6 per cent of GDP at the end of 2014, compared with a forecast in the EFD Update of roughly 5.8 per cent.
38 Such resources are mostly due to revenues coming from Monte dei Paschi di Siena's reimbursement of the so-called 'Monti bonds' for the amounts due in 2014.

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decrease in the proceeds from privatisations of a similar amount, the year of 2017 benefits from higher nominal growth (3.3 per cent versus the 3.1 per cent in the DBP) and the assumption of a modest reduction of the MEF's liquidity balances (approximately 0.17 per cent of GDP) so as to reduce the volume of securities floated on the market: when considered altogether, these factors explain the greater reduction (approximately 0.4 percentage points) of the debt-to-GDP ratio between 2016 and 2017 with respect to the scenario provided by the DBP. Also in 2017, the snowball effect should become negative for the first time (partly due to a new decline in the cost of the debt), while the primary surplus continues to rise, passing the threshold of 3 per cent.

TABLE III.8: PUBLIC DEBT DETERMINANTS (% of GDP) (1)
	2013	2014	2015	2016	2017	2018	2019
Level (net of aid) (2)	125.1	128.4	128.9	127.3	123.9	120.1	116.7
Impact of aid (3)	3.5	3.7	3.7	3.6	3.5	3.4	3.3
Level (including loans) (2)	128.5	132.1	132.5	130.9	127.4	123.4	120.0
Changes over the previous year	5.4	3.6	0.4	-1.6	-3.6	-3.9	-3.4
Factors determining changes in public debt
Primary surplus (on accruals basis)	-1.9	-1.6	-1.6	-2.4	-3.2	-3.8	-4.0
Snowball effect	5.3	4.1	2.4	0.9	-0.2	-0.2	0.0
of which: Interest (on accruals basis)	4.8	4.7	4.2	4.2	4.0	3.8	3.7
Stock-flow adjustment	2.0	1.1	-0.3	-0.1	-0.1	0.0	0.6
of which: Difference between cash basis and accruals basis	0.8	0.8	0.6	-0.3	-0.2	-0.3	0.1
Net accumulation of financial assets (4)	0.3	0.4	0.0	-0.2	-0.2	-0.1	0.2
of which: Proceeds from privatisations	-0.5	-0.1	-0.4	-0.5	-0.5	-0.3	0.0
Impact of debt valuation	0.0	-0.5	-0.1	0.3	0.3	0.3	0.3
Other (5)	0.9	0.4	-0.8	0.1	-0.1	0.1	0.0
Memo item: Implicit interest rate on debt	3.9	3.6	3.3	3.3	3.1	3.1	3.1
1) Discrepancies, if any, are due to rounding.
2) Inclusive or net of Italy's portion of loans to Member States (bilateral or through the EFSF) and the ESM capital contribution. As of 2014, the amount of such outflows was approximately €60.3 billion, inclusive of €46.0 billion for bilateral loans and loans through the EFSF and €14.3 billion for the ESM programme (see Bank of Italy, Supplement to the statistical bulletin: 'Public finance, borrowing and debt', No. 15 of 13 March 2015). The policy scenario estimates include the proceeds from privatisations amounting to approximately 0.41 per cent of GDP in 2015, 0.5 per cent of GDP in 2016 and 2017 and 0.3 per cent of GDP for 2018. Such proceeds include the residual portion (€1,071 million) of reimbursements during the 2015-2017 period of the bonds issued by Monte dei Paschi di Siena that were purchased by the Treasury. In addition, these estimates incorporate the assumption of gradual exit from the Unified Public Treasury as from 2017 and a modest reduction of the MEF's liquidity balances (approximately 0.17 per cent of GDP in 2017 and 0.14 per cent of GDP in 2018).The interest rate scenario used for the estimates is based on implicit forecasts derived from the forward rates on Italian government securities at the period for compiling this document.
3) Includes the effects of Italy's contributions to support the Area Euro: contributions to the Greek Loan Facility (GLF), EFSF and ESM.
4) Include the effects of the contributions for the GLF and the ESM programme.
5) The other account is a residual balance with respect to the accounts above, and includes: changes in the MEF's liquidity balances; statistical discrepancies; Eurostat reclassifications; and contributions to support the Euro Area as provided by the EFSF programme.

In 2018, the reduction increases further, to the point of equalling approximately 4 percentage points of GDP, with a ratio of 123.4 per cent expected at year end. Compared with the DBP, the year-on-year reduction is slightly lower (in the DBP, it was 4.1 percentage points of GDP): while privatisation revenue is approximately 0.4 points lower, the borrowing requirement continues to be lower (by approximately 0.2 percentage points of GDP). The 2018 forecast also contemplates a minor reduction of the MEF's liquidity (approximately 0.14 per cent)39. While the primary surplus continues to increase,

39 The measures to reduce the MEF's liquidity balances have been provided in consideration of the rather significant maturities of the government securities through 2017, and the consequent need for an adequate liquidity buffer as from the end of the preceding year (2016) in order to allow for the proper management thereof. The needs are less pressing after 2017, and thereby allow for a reduction, albeit very gradual, of the

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the snowball effect remains at the prior-year level, thereby giving rise to a more pronounced reduction of the debt-to-GDP ratio if compared with the previous year.
In the final year of the forecast, the ratio stands at 120 per cent, with a decrease of 3.4 percentage points. The gap between the primary surplus and the snowball effect widens further, but is partially offset by a higher stock-flow adjustment that reflects the assumed absence of further privatisation revenue and the impact of higher inflation on the revaluation of the debt, in relation to the inflation-indexed securities.

TABLE III.9 GENERAL GOVERNMENT DEBT BY SUB-SECTOR (1) (in € mn and % of GDP)
	2013	2014	2015	2016	2017	2018	2019
Level, net of Area Euro financial aid (2)
General government bodies	2,013,108	2,074,618	2,111,841	2,141,008	2,151,920	2,153,136	2,157,851
% GDP	125.1	128.4	128.9	127.3	123.9	120.1	116.7

Central government (3)	1,915,729	1,986,785	2,030,741	2,062,714	2,076,556	2,080,736	2,088,489
Local government (3)	137,779	139,613	132,881	130,074	127,144	124,179	121,141
Social security and welfare agencies (3)	158	213	213	213	213	213	213
Level including Area Euro financial aid (2)
General government bodies	2,068,728	2,134,947	2,172,170	2,201,337	2,212,249	2,213,465	2,218,180
% GDP	128.5	132.1	132.5	130.9	127.4	123.4	120.0
Central government (3)	1,971,349	2,047,114	2,091,070	2,123,043	2,136,885	2,141,065	2,148,818
Local government (3)	137,779	139,613	132,881	130,074	127,144	124,179	121,141
Social security and welfare agencies (3)	158	213	213	213	213	213	213
1) Discrepancies, if any, are due to rounding.
2) Inclusive or net of Italy's portion of loans to Member States (bilateral or through the EFSF) and the ESM capital contribution. As of 2014, the amount of such outflows was approximately €60.3 billion, inclusive of €46.0 billion for bilateral loans and loans through the EFSF and €14.3 billion for the ESM programme (see Bank of Italy, Supplement to the statistical bulletin: 'Public finance, borrowing and debt', No. 15 of 13 March 2015). The policy scenario estimates include the proceeds from privatisations amounting to approximately 0.41 per cent of GDP in 2015, 0.5 per cent of GDP in 2016 and 2017 and 0.3 per cent of GDP for 2018. Such proceeds include the residual portion (€1,071 million) of reimbursements during the 2015-2017 period of the bonds issued by Monte dei Paschi di Siena that were purchased by the Treasury. In addition, these estimates incorporate the assumption of gradual exit from the Unified Public Treasury as from 2017 and a modest reduction of the MEF's liquidity balances (approximately 0.17 per cent of GDP in 2017 and 0.14 per cent of GDP in 2018).The interest rate scenario used for the estimates is based on implicit forecasts derived from the forward rates on Italian government securities at the period for compiling this document.
3) Including non-consolidated interest.

Therefore, according to the policy scenario, the debt-to-GDP ratio will cumulatively fall by just over 12 percentage points from 2014 to 2019; considering the very prudent underlying estimates of nominal growth, such reduction suggests a considerable adjustment.
As in all of the recent documents, the data reported herein also illustrate the trend of the debt, net of European loans40 and net of the funds already appropriated or to be appropriated to cover the liquidity advances to the local governments for the purpose of paying trade debts in arrears. While there have been no significant changes to European loans with respect to the 2014 EFD balances, through their employment for the purpose of reducing debt (through fewer issues, buybacks or partial financing of maturing securities).
40 Reference is made to the bilateral loan to Greece (Greek Loan Facility – GLF), Italy's portion of the EFSF debt, and Italy's portion of the ESM capital.

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Update41, a change has been made to the schedule for the payment of the trade debts. Though the overall amount of the trade debt payments has not changed (and is equal to around 2.7 percentage points of GDP), some of the liquidity advances have been deferred from 2014 to 2015, with the amount thereof equal to approximately 0.3 percentage points of GDP.

FIGURE III.6: TREND OF DEBT-TO-GDP RATIO (including and excluding loans to Euro-Area countries)

III.7	THE DEBT RULE AND THE OTHER RELEVANT FACTORS

The debt rule was introduced as part of European economic governance with the Six Pack, and was fully ratified at a national level with the law that provides for including a balanced budget in the Constitution (Law No. 243/2012). The debt rule becomes fully applicable for Italy as from 2015, namely after a three-year transition period following the closing of the Excessive Deficit Procedure in 2012.
The rule provides that at least one of the following criteria is respected in order to ensure that the debt-to-GDP ratio falls at an appropriate pace to the threshold of 60 per cent:

1.      in the three years preceding 2015, the debt in excess of 60 per cent of GDP is reduced by an average of one-twentieth (backward-looking benchmark);
2.      the excess of debt with respect to the first benchmark is attributable to the economic cycle (using an indicator that shows the debt-to-GDP ratio that would have been obtained if, for the preceding three years, the numerator was adjusted for the impact of the economic cycle and the nominal GDP in the denominator was grown at the same pace as potential GDP);
3.      the correction occurs in the years subsequent to the year of reference (forward-looking benchmark).

41 As of 2015, there are other new disbursements to European countries to be made through the EFSF.

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During 2013-2015, namely, the transition period, the debt rule requires a Minimum Linear Structural Adjustment (MLSA) so as to as to allow the debt-to-GDP ratio to consistently converge to the most favourable of the three benchmarks.
Should the debt-to-GDP ratio deviate from the path of adjustment identified on the basis of the rule either during the transition period or after, the Commission has the option of recommending to the European Council the opening of an excessive deficit procedure. In any event, Article 126(3) of the Treaty on the Functioning of the European Union also establishes that, in the event of the nonobservance of the debt rule, the Commission may first prepare an ad hoc report outlining all of the relevant factors explaining the deviation with respect to the benchmark.
Upon the preparation of the 2014 EFD Update and the Draft Budgetary Plan for 2015, the Italian government decided to undertake fiscal measures in 2014 and 2015 that were aimed at ensuring compliance with the preventive arm of the Stability Pact and the convergence toward the MTO, through the reduction of the structural net borrowing for 0.3 percentage points of GDP. The additional fiscal effort needed to ensure the observance of the debt rule in 2015 and to close the gap with the Minimum Linear Structural Adjustment (MLSA), equal to an increase of the structural balance equal to 2.2 percentage points of GDP, has been deemed neither desirable nor feasible.
In a subsequent document42 sent to the Commission in February 2015, the government further explained the decision to deviate from the process of convergence toward the benchmark compatible with the debt rule in 2015, citing the following relevant factors: 1) the continuation of the effects of the economic crisis43, considering Italy experienced a contraction in real GDP in 2013 and 2014; 2) the need to avoid a situation in which the excessive fiscal consolidation required for the observance of the established conditions would further exacerbate the trend of the debt-to-GDP ratio, due to the negative impact on economic activity resulting from high fiscal multipliers; 3) the ongoing risks of deflation that would have made the needed reduction of the debt even more difficult and counterproductive; and 4) the costs related to an ambitious plan of structural reforms capable of favouring the recovery of potential growth and the sustainability of the debt in the medium term.
After having detected, during the preparation of the 2015 Winter Forecast, an excessive deviation with respect to the debt-rule benchmark (which would have required a cumulative correction of the structural balance equivalent to 2.5 percentage points of GDP), the European Commission prepared the report44 pursuant to Article 126(3) of the Treaty in order to evaluate the possible presence of relevant factors and to decide whether or not to open a procedure of infraction for the excessive deficit.

42 In this regard, see the document 'Relevant Factors Influencing Recent Debt Developments in Italy' sent to the European Commission in February 2015, and available at: http://www.tesoro.it/inevidenza/article 0079.html.
43 The current crisis, the longest in the country's history, has caused GDP to contract by 9.0 percentage points since the onset of the crisis; the drop in nominal growth and the contraction of potential GDP have caused an historically high output gap.
44 In this regard, see the Report of the Commission pursuant to the Article 126(3) of the Treaty, available at:http://ec.europa.eu/economy finance/economic governance/sgp/pdf/30 edps/126-03 commission/2015-02-27 it 126-3 en.pdf .

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In light of an accurate analysis, the European Commission concluded that Italy's overshooting with respect to the adjustment required by the debt rule would not have to be considered as significant and it accordingly did not proceed with the opening of an excessive deficit procedure. More specifically, the following were considered as mitigating factors: i) the respect of the preventive arm of the Stability and Growth Pact; ii) adverse economic conditions (low growth and low inflation), which would discourage the activation of a massive fiscal effort that would make it even more difficult for Italy to reduce its debt-to-GDP ratio according to the stringent pace established by the debt rule; and, finally, iii) the start-up of structural reforms capable of increasing potential growth and therefore, the sustainability of the public debt in the medium term.
In the 2015 EFD scenario at unchanged legislation, the debt-to-GDP ratio is forecast to fall from 132.4 per cent in 2015 to 123.7 per cent in 2018. In any event, such trend is not in line with the ratio required by the benchmark of the debt rule, which, according to the forward-looking benchmark, is equal to 123.1 per cent of GDP, or 0.6 percentage points below the debt-to-GDP ratio forecast at unchanged legislation (Figure III.7).

FIGURE III.7: ADJUSTMENT PATH AND DEBT RULE AT UNCHANGED LEGISLATION

Note: FLB = Forward-looking benchmark Source: MEF analyses using 2015 Stability Programme data.

Instead, the public finance targets under the policy scenario in the 2015 EFD are aimed, on the one hand, at an effective use of the flexibility granted by the Stability Pact in the event of the implementation of relevant structural reforms and on the other hand, at getting the debt reduction back on a path compatible with the benchmark indicated by the rule, with the expected return of more "normal" GDP growth conditions in the next few years.
Accordingly, in 2015-2018, the debt-to-GDP ratio under the policy scenario is projected to decline, moving in line with the progression required by the forward-looking benchmark, thereby ensuring respect of the rule as from 2016 (Figure III.8). In 2018, the distance between the debt-to-GDP ratio under the policy

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scenario and the forward-looking benchmark (123.4 per cent) would accordingly be zero. Such result is conditioned on the fiscal adjustments planned for the primary surplus and the realisation of the proceeds from privatisations (0.4 per cent of GDP in 2015, 0.5 per cent of GDP in 2016 and 2017, and 0.3 per cent of GDP in 2018).

FIGURE III.8: ADJUSTMENT PATH AND DEBT RULE BASED ON POLICY SCENARIO

Note: FLB = Forward-looking benchmark Source: MEF analyses using 2015 EFD data.

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IV.1	SHORT-TERM SCENARIOS

This section aims to measure the extent to which the Government's public-finance objectives for 2015-2019 are sensitive to certain macroeconomic shocks. The first part presents a sensitivity analysis, which quantifies how a shock to the yield curve impacts on interest expenditures. The second part describes the simultaneous effect of different growth profiles and different yield-curve dynamics through a stochastic simulation of the debt-to-GDP ratio. Finally, the concept of fiscal risk is expanded to include, through the construction of an ad hoc indicator, the overall risk of fiscal stress for the public finances in the next year.

Sensitivity to interest rates

The level of the interest expenditure depends on the stock of government securities outstanding and on the interest rates at which such securities are issued. The sensitivity analysis presented below aims to analyse the consequences of potential shocks to the government securities yield curve on interest expenditure for the next five years, starting from the current and future composition of the stock of the negotiable government securities.
At the end of December 2014, domestic securities, namely, those issued on the domestic market, amounted to 96.86 per cent of the total stock outstanding, whereas foreign securities, namely, those issued on foreign markets both in euros and other currencies, accounted for the remaining 3.14 per cent.
The composition of the debt by instrument, considering all government securities (both domestic and foreign), was similar to that in 2013, with the continuing reduction of the short-term and variable-rate components, and the continuing increase in the percentage of medium-/long-term instruments.
Compared with the end of December 2013, the structure of the debt as of 31 December 2014 shows a decrease in the percentage of BOTs (which went from 8.19 per cent to 7.04 per cent) for the effect of a sizeable reduction of the volumes issued year on year (a decrease of approximately €36 billion). The variable-rate component (CCT and CCTeu) also decreased, albeit to a lesser extent, going from 7.24 per cent to 6.69 per cent. Within the variable-rate component, the trend of past years continued, with a marked revival of interest in the CCTeu, whose issues went from approximately €5 billion in 2012 to approximately €19 billion in 2013, to reach approximately €24 billion in 2014, thereby confirming the importance of this category for the purposes of diversifying supply.

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Instead, the stock of nominal BTPs rose, going from 65.23 per cent to 67.56 per cent of the total. During 2014, the portion of BTPs with a residual life of more than five years was higher, partly due to the introduction of three new benchmarks for the 7-, 10- and 15-year maturities, and the regular supply of the 30-year maturity launched in 2013.
In line with the Treasury's forecasts, the component indexed to the European HICP1 (BTP€i) slightly decreased with respect to 2013, going from 7.75 per cent to 7.31 per cent in 2014 (in revalued terms), mostly due to the maturity of a 10-year security issued in 2004. Despite low inflation in Europe, the component has enjoyed broad-based interest on the part of Italian and foreign investors, as also demonstrated by the market's positive response to the issuance of a new 10-year security. The Treasury was able to boost the total inflation-indexed issues to the extent to which the overall cost conditions for these instruments aligned with those for nominal securities with the same maturity. Issues totalled almost €14 billion versus the almost €11 billion of 2013 (in non-revalued, nominal terms), with the portion thereof in the 15-/30-year segment increasing for the first time since 2011.
Again in 2014, the market showed discrete interest in the BTP Italia, the security dedicated to retail investors and indexed to Italian inflation (FOI2, net of tobacco products). Confirming the market's appreciation of this instrument (which is directly issued to retail investors through the MOT platform3), two new securities were issued with a 6-year maturity instead of the 4-year maturity issued in 2012 and 2013, with the variation contributing to stabilising the average life of the debt. The amount issued in 2014 (approximately €28 billion) was less than in 2013 (approximately €39 billion), but it increased the weight of the component, going from 3.85 per cent of the debt stock at the end of 2013 to 5.30 per cent at the end of 2014 (in revalued terms).
Confirming with the Treasury's portfolio strategy to control total exposure to inflation, the inflation-indexed securities remained virtually stable in 2014 as a percentage of total debt, amounting to 12.6 per cent versus 11.6 per cent of 2013.
Consistent with the issuing policy of recent years, the percentage of foreign securities to total debt was only slightly reduced, going from 3.30 per cent in 2013 to 3.14 per cent in 2014.
As in 2013, the mix of the debt stock at the end of 2014 was influenced by buyback transactions through auction (a total nominal volume of approximately €4 billion), and swap transactions (withdrawal of approximately €9 billion in nominal terms against issues of approximately €8 billion). These transactions allowed for capitalising on the price disparity between the securities issued and those repurchased; the repurchased securities were both variable- and fixed-rate, and had a short residual life.4

1 Harmonised Index of Consumer Prices.
2 Consumer Price Index for Households Headed by Manual Labourers and Clerical Employees (FOI).
3 Retail bond market regulated and operated by Borsa Italiana S.p.A.
4 In 2014, the repurchases at maturity using resources from the Amortisation Fund amounted to approximately €4 billion.

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Figure IV.1 illustrates the trends described thus far, with reference to the aggregate of domestic government securities only: the slight decrease in the floating-rate and European HICP-indexed components, the continuing relevance of the fixed-rate component, and the increase in the securities indexed to Italian inflation, for the effect of the BTP Italia programme.

FIGURE IV.1: MIX OF DOMESTIC GOVERNMENT SECURITIES OUTSTANDING

Figure IV.2 summarises the exposure of the debt to interest-rate and refinancing risks, thus reflecting the debt management policy in place in 2014. As shown by the indicators, such risks decreased in 2014, but nonetheless remained in line with the levels of recent years. The total average life of all government securities as of 31 December 2014 was 6.38 years, and thus only slightly below the 6.43 years at 31 December 2013. Therefore, the activity to reduce the average life that began in 2011 was essentially concluded in 2014.

FIGURE IV.2: AVERAGE LIFE AND FINANCIAL DURATION OF GOVERNMENT SECURITIES (in years)

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A similar trend was seen with the average refixing period5. With reference to the aggregate of domestic government securities only, the average refixing period went from 5.35 years at the end of 2013 to 5.30 years at the end of 2014. At 5.33 years, financial duration as of 31 December 2014 was significantly higher than the 4.74 years reported at the end of 2013, mostly for the effect of the pronounced general reduction of yields.
The results achieved in 2014 thus confirm a solid debt structure with respect to the main market risks: despite the total size of the stock outstanding, the volumes of circulating securities that are to be refinanced in the next few years are distributed evenly, meaning there will be no peak financing needs; on the other hand, unexpected market tensions resulting in higher interest rates are incorporated very gradually in the cost of the debt (while interest rates rose significantly for several months during the crisis of 2011-2012, the impact on interest expenditure for those years ended up being rather limited6).
Based on the current composition of the debt, a shock entailing a permanent upward shift of 100 basis points across the entire yield curve would lead to an additional interest expenditure equal, in terms of GDP, to 0.15 per cent in the first year, 0.29 per cent in the second, 0.40 per cent in the third and 0.49 per cent in the fourth. When compared with the data in the 2014 EFD, the aforementioned results reflect a pronounced improvement of approximately 0.04 percentage points on average per year for the four-year period considered.
As calculated on an accrual basis (ESA 2010), general government interest expenditure in 2014 decreased by approximately €3 billion in comparison with previous year, going from 4.8 per cent of GDP to 4.7 per cent. This reduction is the result of various factors, including: a better weighted average cost of new issues, which went from 2.08 per cent in 2013 to 1.35 per cent in 2014 (Figure IV.3); and the year-on-year decrease in the volume of total gross issues, mostly due to the sharp decline across the BOT segment, which was only partially offset by increased issues of medium-/long-term instruments.
The levels of the interest rates and inflation expected for the next few years and the gradual improvement of the cash balances will make it possible to further reduce total interest expenditure as a percentage of GDP. The ratio should be around 4.2 per cent for 2015 and 2016 whereas in the subsequent years, interest expenditure should continue to descend, reaching 3.7 per cent of GDP in 2019 thanks to the refinancing of increasing portions of debt at a lower rate. The sharp reduction of the projected average yields and the trend of the cash balances projected under the policy scenario should lead to better financing conditions and a gradual decrease in total issues each year, with beneficial effects on the stock and debt dynamic and, in turn, also on the interest paid to service the debt.
These two factors also explain the significant reduction of interest expenditure compared with the estimates contained in the EFD Update issued in September 2014. The scenario is rounded out by an expected reduction in the

5 The average refixing period (ARP) measures the average time to reset security coupons. In the case of zero-coupon and fixed-rate securities, the ARP is equal to the residual life. For floating-rate securities, the ARP is equal to the time remaining until the setting of the next coupon.
6 The increase in the ratio of interest expenditure to GDP was 0.4 points between 2010 and 2011, and 0.5 points between 2011 and 2012.

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slope of the yield curve, which should allow for achieving significant savings, albeit in the presence of a debt management policy heavily oriented toward controlling market risks (mainly through the abundant offering of medium-/long-term instruments that is expected to occur at particularly favourable conditions).

FIGURE IV.3: RATIO OF INTEREST EXPENDITURE TO GDP AND WEIGHTED AVERAGE COST AT ISSUANCE

These projections have been prepared by analysing the current market framework and the expectations about future interest rate for the various maturities and instruments offered by the Treasury, as incorporated in the average level of forward rates in recent weeks. Considering the complexity in taking into account the impact of the ECB's QE programme on the spread between the yields on Italian and German securities, the focus has been maintained exclusively on the level and expected shape of the Italian government securities curve7. In addition, with reference to the inflation rate (for the forecasts about inflation-indexed securities), the ECB's most recent official estimates have been adopted.

Stochastic simulations of the trend of the debt

In order to jointly consider the uncertainty of the macroeconomic forecasts about the yield curve and economic growth, the 2015-2019 projections of the debt-to-GDP ratio within the policy scenario have been subjected to several

7 The ECB's purchases of government securities will obviously involve both German and Italian securities, although the impact could be much different for the former because the purchases will be much larger as a percentage of the German government securities outstanding. In addition, the pool of investors in German debt may partially overlap the pool of investors holding Italian debt, and thus, the inclination to sell securities to the ECB could be quite different, with unpredictable effects on average prices and the average rates of the two countries' securities. Likewise, the relevance of German debt as collateral within the European and international financial markets needs to be taken into account, also when compared with Italian debt. It should also be noted that German interest rates are currently negative for 5-/7-year maturities. In this very unique framework, it still remains to be seen if the impetus to rate reduction coming from the purchases will have similar effects whether interest rates are positive or negative, or instead, if, when rates change from positive to negative, there will be other factors to cause actual asymmetry. In view of these considerations, the preparation of forecasts about the expected trend of the Italy-Germany spread would not be highly meaningful.

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stochastic simulations that incorporate simultaneously both: i) the historical volatility of short- and long-term interest rates; and ii) the possibility of shocks to nominal growth8. Through these simulations, it is possible to identify the distribution of the debt-to-GDP ratio for each year of the forecast horizon and for each individual shock. Each distribution is represented in probabilistic terms through a fan chart (Figures IV.4A and 4B).
As shown by the simulations, the debt stands at a median value of approximately 120 per cent of GDP through the end of the time horizon in the event of temporary and simultaneous shocks to growth rates and interest rates, whose amplitude is based on the past volatility of such variables. The uncertainty about the 2019 results is relatively high on both the upside and downside, as shown by a difference of approximately 29 percentage points between the tenth and ninetieth percentiles of the distribution.
In the event of a temporary shock, the debt-to-GDP ratio would tend to fall starting in 2015 for the first 40 percentiles, while the reduction for the fiftieth and sixtieth percentiles would start in 2016, and beyond the eightieth percentile, it would start only in 2017. In any event, even in the case of the most severe shocks (which are positioned above the eightieth percentile), the debt-to-GDP ratio would tend to level off after having reached a peak of around 140 per cent.
The permanent shock would result in a broader distribution of the values of the debt-to-GDP ratio with respect to the baseline scenario, but, in this case too, the trend of the debt is rising only as from the eightieth percentile.

FIGURE IV.4A: STOCHASTIC PROJECTION OF THE DEBT-TO-GDP RATIO WITH TEMPORARY SHOCKS	FIGURE IV.4B: STOCHASTIC PROJECTION OF THE DEBT-TO-GDP RATIO WITH PERMANENT SHOCKS

Note: The graphs illustrate the tenth, twentieth, fortieth, fiftieth, sixtieth, eightieth and ninetieth percentiles of the distribution of the debt-to-GDP ratio obtained with the stochastic simulation.
Source: MEF analyses

8 Berti K., (2013), "Stochastic public debt projections using the historical variance-covariance matrix approach for EU countries", Economic Papers 480. The simulations were carried out with the Monte Carlo method, using historical data for the yield curve and the nominal GDP growth rate, and applying interest-rate and growth shocks to the level of debt-to-GDP ratio under the policy scenario. These shocks were obtained by executing 2,000 extractions starting from a normal distribution with a zero average and a variance-covariance matrix observed in the 1990-2014 period. More specifically, it is assumed that the interest-rate shocks may be either temporary or permanent. In addition, it is assumed that the temporary shocks to nominal growth will also wield their effects on the cyclical component of the primary surplus.

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Overall analysis of fiscal risks in the short term

The analysis presented below is based on a statistical signal extraction applied to a number of fiscal and macro-financial variables, which, in the past, have had a role in predicting the risk of fiscal sustainability in the short term. More specifically, 28 variables were considered, and divided in two sub-groups: fiscal and macro-financial. On the basis of the methodology developed by the European Commission9, the analysis of the fiscal and macro-financial variables allows for obtaining a summary indicator, known as S0, that measures the probability of the materialisation of debt-sustainability risks in the short term, namely, in 2016.
The methodology underlying the calculation of the S0 indicator adopts the so-called the signals-approach, which allows for endogenously determining the thresholds for the measurement of risk for each of the variables included in the indicator. The values of S0, the individual variables and the two sub-indices (fiscal and macro-financial) that possibly exceed the respective thresholds (0.43, 0.35 and 0.45, respectively) are to be interpreted as signals of a growing risk in the short term.
As shown in Figure IV.5, total short-term fiscal risk has fallen considerably from the peak in 2012. The improvement starting from 2013 was seen in both subcomponents, but to a greater extent in the fiscal component. The results for 2014, even though not entirely final, confirm a limited risk of fiscal crisis in 2015. In any event, since the optimal thresholds are common to all countries of the European Union subject to multilateral surveillance, these values represent only an initial indicator about a country's sustainability in the short term. The detailed analysis of the individual variables that make up the S0 indicator has shown that some critical elements could emerge in the short term mostly in relation to the high level of the public debt (in this regard, see the heat map presented in Table IV.1).

FIGURE IV.5: S0 INDICATOR AND SUB-COMPONENTS

Source: MEF analyses using data from the 2015 Stability Programme; AMECO; WEO; EUROSTAT

 9 Berti, K., Salto, M. and Lequien, M., (2012), “An early-detection index of fiscal stress for EU countries”, European Economy Economic Papers No. 475.

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TABLE IV.1: HEAT MAP ABOUT VARIABLES UNDERLYING THE S0 INDICATOR FOR 2014

Note: The red and green colours respectively indicate the variables above and below the optimal threshold. The asterisks (*) indicate that the 2014 value is calculated as the 2011-2013 three-year average in the absence of current data. L1 indicates that the variable is reported with the delayed value of one period.
Source: MEF analyses

IV.2	MEDIUM-TERM SCENARIOS

Alternative scenarios and sensitivity analysis

This section presents deterministic scenarios for projecting the debt-to-GDP ratio over the medium term. The objective is to measure, over a horizon extending to 2027, the debt-to-GDP ratio's sensitivity to the combination of alternative assumptions about economic growth and interest rates.
The debt-to-GDP ratio is projected over the medium term on the assumption that the starting point is represented by the most recent composition and structure-by-maturity as assumed in the forecasts for this EFD (see Section IV.1). In all of the scenarios, the projections of the debt-to-GDP ratio are carried out by estimating endogenously the implicit interest rate which, in turn, depends on the different assumptions about the yield curve as well as the assumptions about the primary surplus. The alternative scenarios allow a certain degree of interactions between macroeconomic variables so that, for example, lower growth rates are matched with lower primary surpluses, and lower growth rates are associated with higher borrowing costs.
The medium-term simulations include:
•
A baseline scenario that incorporates both the GDP and potential output growth rates of the 2015 EFD macroeconomic policy scenario for the years of 2015-2019. For the years subsequent to 2019, consistent with the so-called T+10 methodology adopted by the European Commission and agreed by the Economic Policy Committee-Output Gap Working Group (EPC-OGWG), the potential GDP growth rate is projected on the basis of the production

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function model, assuming that the variables related to individual productive factors are extrapolated with simple statistical techniques or converge toward structural parameters (Table IV.2)10. As of 2019, the output gap is closed in the next three years. Also as from 2019, the yield curve is held constant, while the growth rate of the GDP deflator converges to 2.0 per cent in 2022. In addition, on the basis of no-policy change assumption, the structural primary balance in 2019 is held constant at the reference level of 3.8 per cent of GDP until the end of the projection horizon.
•
A lower growth scenario in which it is assumed that for the 2015-2019 period11, GDP growth is reduced by 0.5 percentage points in each year vis-à-vis the values of the baseline scenario The series of potential GDP for 20152019 is obtained by applying the production function method agreed at a European level12. From 2019 to 2027, the NAWRU and Total Factor Productivity (TFP) converge toward the corresponding average values reported for the years of the crisis (2011-2014), while the output gap closes in 2022. Given lower real growth of the Italian economy, the yield curve surges by approximately 100 basis points over the level of the curve in the baseline scenario to take into account the deteriorated market's perceptions about debt sustainability and economic prospects. The increase in the yield curve is gradually reabsorbed after 2019. For effect of the lower growth, the primary surplus13 experiences a corresponding decrease in 2015-2019, whereas it is held constant at its structural level thereafter until the end of the forecast horizon (no-policy change assumption). The growth rate of the GDP deflator converges to 2.0 per cent in 2022.

•
A higher growth scenario in which it is assumed that, for the 2015-2019 period14, GDP growth increases by 0.5 percentage points in each year vis-à-vis the values of the baseline scenario. The series of potential GDP for 2015-2019 is obtained by applying the production function method agreed at a European level. From 2019 to 2027, the NAWRU and Total Factor Productivity (TFP) converge toward the average pre-crisis values, while the output gap is closed in 2022. Given higher real growth of the Italian economy, the yield curve shifts downward by 50 points as of 2016, to take into account the increased market's confidence about debt sustainability and economic prospects. The yield curve converges to the values of the baseline scenario after 2019. For effect of the higher growth, the primary surplus experiences a corresponding increase in 2015-2019, whereas it is held constant at its structural level

10 For further details about the methods for convergence to the structural values, see the Methodological Note provided as an exhibit to Section III.3.
11 The lower growth scenario over the 2015-2019 horizon is obtained by starting from the macroeconomic policy scenario in the 2015 EFD and assuming a slowdown of the global economy (both in the advanced and emerging countries) with effects on international trade. The Italian economy would record less sustained contribution to growth from exports and investments. The poorer prospects for the labour market would contribute to raising the unemployment rate.
12 In this regard, see the Methodological Note provided as an exhibit to Section III.3.
13 For additional details about the methodology for deriving the alternative series of the primary surplus in the high and low growth scenarios, see the Methodological Note provided as an exhibit to Section III.2 of the 2015 EFD.
14 Mirroring the low-growth scenario, the high-growth scenario assumes more robust growth of the global economy (both in the advanced and emerging countries) and better performance of international trade. The Italian economy would enjoy higher growth of exports and investments. The better prospects for the labour market would contribute to reducing the unemployment rate.

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thereafter until the end of the forecast horizon (no-policy change assumption). The growth rate of the GDP deflator converges at 2.0 per cent in 2022.

Table IV.2 illustrates in more detail the characteristics of the shocks applied to the main macroeconomic and public-finance variables underlying the dynamic of the debt-to-GDP ratio. Table IV.3 reports the values of the main macroeconomic and public-finance variables of the different scenarios for the 2015-2019 period, and the values of convergence at the end of the medium-term forecast horizon.

TABLE IV.2: SUMMARY OF MACRO-FISCAL SHOCKS
Scenario:
	High Growth	Baseline	Low Growth
GDP	a) +0.5 percentage points per year compared with baseline projections in the 2015-2019 period b) convergence from 2019 to 2027 to average pre-crisis values (1991-2007) for NAWRU (8.9%) and TFP (0.5%)	a) baseline scenario of the 2015-2019 EFD b) convergence at structural parameters as OGWG T+10
a) -0.5 percentage points per year compared with baseline projections in the 2015-2019 period
b) convergence from 2019 to 2027 to average values during the crisis for NAWRU (9.9 per cent), and TFP (0.05%)

Yield curve	a) yield curve from baseline scenario until 2016 (end of QE) 50bp reduction until 2019 b) From 2019 convergence to baseline yield curve in one year	a) yield curve from EFD policy scenario (2015-2019) b) constant yield curve from 2019	a) 100 bp increase of the yield curve of the baseline scenario up till 2019 b) From 2019 convergence to baseline yield curve in one year
Primary surplus	a) redetermination of primary surplus based on elasticity (sensitivity analysis) in 2015- 2019 period b) 2020-2027: structural primary surplus constant at 2019 level	a) primary surplus of the EFD policy scenario (2015-2019) b) 2020-2027: structural primary surplus constant at 2019 level	a) redetermination of primary surplus based on elasticity (sensitivity analysis) in 2015-2019 period b) 2020-2027: structural primary surplus constant at 2019 level
Inflation	a) deflator increase as per high-growth scenario for 2015-2019 b) convergence at 2% between 2019 and 2022	a) baseline EFD scenario for 2015-2019 b) convergence at 2% between 2019 and 2022	a) deflator reduction as per low-growth scenario for 2015-2019 b) convergence at 2% between 2019 and 2022

On the basis of the macroeconomic and public-finance assumptions considered, Figure IV.6 confirms the declining trend of the debt-to-GDP ratio in the medium term in all the sensitivity scenarios. In the baseline scenario, the debt converges to a level below 95 per cent of GDP in 2027. The debt rule would be respected across the entire forecast horizon.
In the high-growth scenario, the debt-to-GDP ratio would fall even more rapidly, reaching 84.9 per cent of GDP in 2027, which is approximately 10 percentage points below the comparable level in the baseline scenario. In this case, too, the debt rule would be respected over the entire projection period.
In the low-growth scenario, instead, the debt-to-GDP ratio would continue to fall, but at a slower pace. The ratio would be equal to 108.7 per cent in 2027, with a difference of approximately 14 percentage points compared with the baseline scenario. With the lower growth scenario, there would never be compliance with the debt rule during the projection horizon.

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TABLE IV.3: SENSITIVITY TO GROWTH (percentage values)
		2015	2016	2017	2018	2019	…	2027
	Higher growth scenario	2.0	3.2	3.9	3.8	3.7	…	3.2
Nominal GDP growth rate	Baseline scenario	1.4	2.6	3.3	3.2	3.1	…	2.8
	Lower growth scenario	0.8	2.0	2.7	2.6	2.5	…	2.3
	Higher growth scenario	1.2	1.9	2.0	1.9	1.8	…	1.2
Real GDP growth rate	Baseline scenario	0.7	1.4	1.5	1.4	1.3	…	0.8
	Lower growth scenario	0.2	0.9	1.0	0.9	0.8	…	0.3
	Higher growth scenario	0.1	0.3	0.5	0.7	0.9	…	1.2
Potential GDP growth rate	Baseline scenario	-0.1	0.0	0.2	0.3	0.5	…	0.8
	Lower growth scenario	-0.3	-0.2	-0.1	0	0.2	…	0.3
	Higher growth scenario	-3.5	-2.1	-0.6	0.6	1.5	…	0.0
Output gap	Baseline scenario	-3.8	-2.5	-1.3	-0.3	0.5	…	0.0
	Lower growth scenario	-4.1	-3.0	-1.9	-1.1	-0.5	…	0.0
	Higher growth scenario	-2.6	-1.6	-0.4	0.5	1.1	…	1.6
Net borrowing	Baseline scenario	-2.6	-1.8	-0.8	0.0	0.4	…	0.6
	Lower growth scenario	-2.7	-2.0	-1.2	-0.6	-0.4	…	0.3
	Higher growth scenario	-0.5	-0.3	0.1	0.4	0.5	…	1.6
Cyclically adjusted net borrowing	Baseline scenario	-0.6	-0.5	-0.1	0.1	0.1	…	0.6
	Lower growth scenario	-0.6	-0.6	-0.3	-0.2	-0.2	…	0.3
	Higher growth scenario	1.8	2.8	3.8	4.5	4.9	…	4.1
Primary surplus	Baseline scenario	1.6	2.4	3.2	3.8	4.0	…	3.8
	Lower growth scenario	1.4	2.0	2.7	3.0	3.2	…	3.4
	Higher growth scenario	3.7	3.9	4.1	4.2	4.1	…	4.1
Cyclically adjusted primary surplus	Baseline scenario	3.7	3.8	3.9	3.9	3.8	…	3.8
	Lower growth scenario	3.6	3.6	3.7	3.6	3.4	…	3.4
	Higher growth scenario	3.3	3.3	3.2	3.1	3.0	…	2.9
Implicit interest rate	Baseline scenario	3.3	3.3	3.1	3.1	3.1	…	2.8
	Lower growth scenario	3.3	3.4	3.4	3.4	3.4	…	2.8
	Higher growth scenario	132.2	129.7	125.0	119.7	114.9	…	84.9
Public debt	Baseline scenario	132.5	130.9	127.4	123.4	120.0	…	94.6
	Lower growth scenario	133.1	132.8	130.7	128.5	126.9	…	108.7

FIGURE IV.6: MEDIUM-TERM FORECAST OF DEBT-TO-GDP RATIO IN HIGH AND LOW GROWTH SCENARIOS

Source: MEF

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FOCUS
Medium-term trend of the public debt in low-growth and deflation scenario
The 2015 EFD forecasts assume that the ECB's quantitative easing (QE) programme can aid in driving inflation quickly back to the target of 2 per cent in the next few years, thereby dispelling the risk of deflation.
Starting from the low-growth scenario described above, two additional deterministic scenarios were constructed for the purpose of assessing the medium-term trend of the debt-to-GDP ratio in a situation of deflation or continuing low inflation.
Retaining the assumptions of the low growth scenario, the first alternative setting assumes, in addition, that Italy and the rest of Europe end up in a general deflationary spiral despite the introduction of QE (the "QE failure scenario"). As of 2015, the rate of change of the GDP deflator is significantly reduced, vis-à-vis the rate in the low-growth scenario, and it remains negative until the end of 2016. Thereafter, the GDP deflator starts to grow again, however without getting close to the target of the 2 per cent and converging to the threshold of 1.0 per cent in 2022. As a result of the deflation, the primary surplus of the low-growth scenario is reduced further and permanently by 0.25 per cent for each point of inflation below the corresponding value of the baseline scenario.
The second alternative scenario is similar to the one, but it has the objective of assessing the assumption of decoupling, according to which the level of prices in Italy remains permanently below the European average in the medium term due to a mix of deflation (or low inflation) and structural policies that increase Italy's overall competitiveness. The European average inflation converges, over the medium-term, to the target of 2 per cent, whereas Italy does not. In order to take into account Italy's competitiveness gains, this scenario assumes that the Italian economy's potential growth rate over the medium term returns to growing in line with that assumed in the baseline scenario. In any event, at the same time, it considers the negative impact on the public finances due to the need to pay interest and reimburse the total stock of government securities that is indexed to higher European inflation (approximately 7.5 per cent of the total stock of debt at the end of 2014).
The table below summarizes the assumptions about the two alternative scenarios with respect to the low-growth scenario, while the subsequent table presents the main results of the simulations.

DEFLATION SCENARIOS: DESCRIPTION OF MAIN WORKING ASSUMPTIONS
		QE failure	Low-growth scenario	Decoupling vs Euro Area inflation and nominal devaluation
	GDP	a) -0.5 percentage points per year compared with baseline projections for 2015-2019	a) -0.5 percentage points per year compared with baseline projections for 2015-2019	a) -0.5 percentage points per year compared with baseline projections for 2015-2019

		b) convergence from 2019 to 2027 to average values during crisis years for NAWRU (9.97%), and TFP (0.0%)	b) convergence from 2019 to 2027 to average values during crisis years for NAWRU (9.97%), and TFP (0.0%)	b) convergence to structural parameters as per OGWG T+10 of the baseline scenario

	Yield curve	a) shock to yield curve (+100 bp) until 2019	a) shock to yield curve (+100 bp) until 2019	a) shock to yield curve (+100 bp) until 2019

		b) from 2019 convergence to baseline yield curve in one year	b) from 2019 convergence to baseline yield curve in one year	b) from 2019 convergence to baseline yield curve in one year

c) increase in interest expenditure due to repayment of Euro Area inflation-indexed debt

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Primary surplus	a) redetermination of primary surplus based on elasticity (traditional sensitivity analysis) in 2015-2019	a) redetermination of primary surplus based on elasticity (traditional sensitivity analysis) in 2015-2019	a) redetermination of primary surplus based on elasticity (traditional sensitivity analysis) in 2015-2019

	b) deflation impact on primary surplus: -0.2% permanent per 1 point percentage of reduction GDP deflator		b) deflation impact on primary surplus: -0.2% permanent per 1 point percentage of reduction GDP deflator

	c) 2020-2027: structural primary surplus constant at 2019 level	C) 2020-2027: structural primary surplus constant at 2019 level	c) 2020-2027: structural primary surplus constant at 2019 level
Inflation	a) reduction of deflator as per low-growth scenario in 2015-2019	a) reduction of deflator as per low-growth scenario in 2015-2019	A) reduction of deflator as per low-growth scenario in 2015-2019

	b) Deflation assumption – further reduction of GDP deflator: 1% in 2015 and 1.5% in 2016-2019. Negative deflator in 2015 and 2016 and then a gradual increase.		b) Deflation assumption – further reduction of GDP deflator of the 1% in 2015 and 1.5% in 2016-2019. Negative deflator in 2015 and 2016 and then a gradual increase.

	c) convergence to 1% from 2019 to 2021, and constant thereafter	c) convergence to 2% from 2019 to 2021	C) convergence to 1% from 2019 to 2021, and constant thereafter

As shown in the chart that follows, Italy's public debt remains at high levels over the medium term in the alternative deflation scenarios, but the debt does not exhibit any explosive trend. The results also show that although the inflation-indexed debt allows for cushioning the increase of the total debt stock when prices are generally falling, the same cannot be said for a framework in which there is a decoupling between the rate of inflation in Italy and that in Europe. In general, it can be noted that, regardless of the debt initial composition, deflation exerts the greatest impact on the trend of the debt-to-GDP ratio, which is projected to rise (or not to fall), including in the presence of large primary surpluses. Finally, the results of these simulations show the extent to which the return to a higher inflation rate (closer to the 2 per cent target) and the maintenance of high primary surpluses are crucial for ensuring that Italy's debt will be moving toward threshold of 60 per cent of GDP in the medium term.

DEFLATION SCENARIOS: MAIN RESULTS
		2015	2016	2017	2018	2019	…	2027
	Low-growth scenario	0.8	2	2.7	2.6	2.5	…	2.3
Nominal GDP growth rate	QE failure scenario	0.1	0.5	1.2	1.1	1.2		1.3
	Decoupling scenario	0.1	0.5	1.2	1.1	1.2		1.7
	Low-growth scenario	0.2	0.9	1	0.9	0.8	…	0.3
Real GDP growth rate	QE failure scenario	0.6	0.9	1.0	0.9	0.8		0.3
	Decoupling scenario	0.6	0.9	1.0	0.9	0.8		0.7
	Low-growth scenario	1.4	2	2.7	3	3.2	…	3.4
Primary surplus	QE failure scenario	1.4	1.7	2.1	2.1	2.0		2.1
	Decoupling scenario	1.4	1.7	2.1	2.1	2.0		2.9
	Low-growth scenario	3.3	3.4	3.4	3.4	3.4	…	2.8
Implicit interest rate	QE failure scenario	3.3	3.2	3.1	3.1	3.1		2.3
	Decoupling scenario	3.3	3.4	3.3	3.4	3.4		3.1
	Low-growth scenario	133.1	132.8	130.7	128.5	126.9	…	108.7
Public debt	QE failure scenario	134.7	136.6	136.8	137.2	138.1		137.7
	Decoupling scenario	134.7	136.8	137.4	138.3	139.8		143.1

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DEBT-TO-GDP RATIO IN THE DEFLATION SCENARIOS

IV.3	LONG-TERM SCENARIOS

This section presents the results of the medium-/long-term debt sustainability analysis carried out through the updating of the projections of age-related expenditure and the traditional sustainability indicators. The reference projection horizon is extended out to 2060 on the basis of the methodology agreed within the Economic Policy Committee – Working Group on Ageing (EPC-WGA), which benefits this year from Eurostat's new demographic projections (EUROPOP2013) and the updating of the long-term macroeconomic scenarios. The changes include the decision to use the EPC-OGWG T+10 projections as the starting point for the long-term forecasts. Such an update resulted in a downward revision of 0.3 percentage points in the medium-term forecast of the real GDP growth rate (2015-2030) vis-à-vis the forecasts contained in the 2012 Ageing Report. Such revision has a predictable negative impact on fiscal consolidation and the trend of the debt in the medium term.

The impact of the population ageing on fiscal sustainability

Consistent with the methodological indications agreed at a European level as part of the EPC-WGA, Italy normally develops medium-/long-term projections in relation to five components of the age-related expenditures: public expenditure for pensions; healthcare expenditure; long-term care (LTC) expenditure for the elderly and disabled; education expenditure; and expenditure for social safety nets15.
The projections incorporate the demographic and macroeconomic assumptions underlying the baseline scenario defined and agreed at the level of the EPC-WGA for the purpose of preparing the 2015 forecast of the components of

15 The projections are carried out on the basis of the long-term forecasting model of the State General Accounting Office.

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age-related expenditure16, as appropriately adjusted to consider the most recent developments in public finance and the short-term macroeconomic scenario of the EFD17.
The demographic assumptions used are those related to the Eurostat baseline forecast, with base year of 2013, which is an integral part of the EPC-WGA baseline scenario. For Italy, this scenario provides for: i) an average net annual inflow of immigrants equal to approximately 306,000, with an increasing profile for the first 15 years and a decreasing profile thereafter; ii) average life expectancy in 2060 of 85.5 years for men and a 89.7 years for women; and iii) a total birth-rate of 1.61 expected in 2060.
As to the macroeconomic variables, the projections incorporate the national accounting data until 2014; for 2015-2019, the assumptions about growth, both in constant and current prices are consistent with the macroeconomic framework outlined in the 2015 EFD. For the long term, the structural assumptions of the 2015 EPC-WGA baseline scenario were used, and appropriately reconciled, in the transitory phase, with short-term trends18. With regard to the latter, the EPC-WGA's assumptions provide that the average annual rate of change in real labour productivity will grow to reach 1.7 per cent in 2035 and remain constant for 10 years thereafter before dropping to around 1.5 per cent toward the end of the projection period. The employment rate for the 15-to-64 age bracket is projected to rise from 55.7 per cent in 2014 to 60.3 per cent in 2060. The interaction of these assumptions with the demographic scenario will result in an average real GDP growth rate of around 1.5 per cent per year during the 20152060 period. Starting from 2020, the GDP deflator and the inflation rate are assumed to equal to 2.0 per cent.
The projections reported in Table IV.4 have been updated on the basis of the scenario at unchanged legislation. In addition to the legislative developments already included in the 2014 EFD, the forecasts consider the measures adopted thereafter.
In particular, for healthcare expenditure, the projection includes the measures to hold down regional spending19 as provided by the 2015 Stability Law (total of €2.352 billion as from 2015). In addition, the forecast considers the provisions of prevailing laws and regulations related to the containment and the freezing of the wages in the healthcare sectors as well as the provisions adopted for the transitional periods between former public contract and the forthcoming one20. With reference to expenditure for unemployment benefits, the forecast incorporates the allocation of additional resources for financing the measures

16 European Commission-Economic Policy Committee (2014), 2015-Ageing Report: Underlying assumptions and Projection Methodologies.
17 In particular, the following adjustments were considered: i) national accounting data updated to 2013 and the data published by Istat with its note of 2 March 2015, for the year of 2014; ii) the adjustments needed for reconciling the 2015-2019 macroeconomic projections at unchanged legislation of the EFD with the medium-/long-term structural data set out in the EPC-WGA's 2015 baseline scenario.
18 Such reconciliation only regarded employment variables since the trend of productivity in the EPC-WGA's baseline scenario has been confirmed as from 2020. In particular, the employment differences evidenced in 2019 (coming from the comparison of the EPC-WGA baseline scenario and the short-term macroeconomic scenario at unchanged legislation included in the 2015 EFD) are gradually zeroed out over 15 years.
19 In this regard, reference should also be made to the agreement of 26 February 2015 between the State, the regions and the autonomous provinces of Trento and Bolzano.
20 For further information, see detailed analysis contained in Section II of the 2015 EFD.

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outlined for implementation of the so-called Jobs Act21, with the related structural enhancement (vis-à-vis the previously prevailing provisions22) of the benefits related to social safety nets, including the refinancing of supplementary social safety nets (ammortizzatori sociali in deroga). Finally, with reference to the expenditure for financing the education system and the cost of the personnel, the projection reflects not only the provisions of existing law regarding the containment of wage dynamics, but also the appropriation provided by the 2015 Stability Law for the purpose of an extraordinary recruitment plan ("The Good Schooling Programme" fund).
For pension expenditure, there were no changes made to laws and regulations that entailed significant financial effects vis-à-vis the measures already incorporated into the forecast set out in the 2014 EFD.
Taken altogether, the age-related expenditure (Table IV.4) in the years after 2015 is reduced by one percentage point of GDP until 2020, before it starts to rise again gradually and reach a peak of approximately 28.5 per cent of GDP in 2043. In the final years of the forecast horizon, the age-related expenditure is reduced, converging to 27.1 per cent of GDP in 2060.
As far as the individual components are concerned, the ratio of pension expenditure to GDP decreases to reach 15.3 per cent around 2020, reflecting both a more favourable growth trend and the ongoing process of raising the minimum requirements for pension eligibility. Later, in view of the impact of the retirement of the baby boomers, the ratio starts growing again, hitting a high of 15.9 per cent of GDP in 2036. In the final years of the projection period, the pension expenditure-to-GDP ratio declines rapidly, hitting 13.8 per cent in 2060.
The healthcare expenditure projection is based on the so-called reference scenario methodology which incorporates both the effects of population ageing, and the effects of other factors capable of significantly affecting the trend of healthcare expenditure23. It follows that the ratio of healthcare expenditure to GDP, after initially trending downward due to the effect of the measures to control spending (and specifically those provided in the Stability Law with effects from 2015), is projected to grow from 2020 onward and should amount to approximately 7.6 per cent of GDP in the final decade of the projection period.

21 Law No. 183/2014.
22 Law No. 92/2012.
23 The reference scenario contemplates the following assumption for the acute component of the healthcare expenditure: i) 50 per cent of the expected increases in life expectancy are translated into number of years for which an average person enjoys good health; ii) the trend in unitary costs moves in line with per capita GDP; iii) unitary cost elasticity with respect to per capita GDP is assumed above 1.0 (the elasticity falls on a linear basis during the projection period, going from an initial level of 1.1 to 1.0 in 2060). With regard to the LTC component of healthcare expenditure, the reference scenario provides for the partial application of the increase in life expectancy as assumed for the acute component of healthcare expenditure. Moreover, the trend of unitary costs is linked to productivity whereas the elasticity of the unitary cost to GDP per employed person is assumed to be equal to 1.0 for the entire projection period. The methodology of the reference scenario is applied as from 2020. For the preceding period, the values are consistent with the forecast of healthcare expenditure contained in the EFD.

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TABLE IV.4 PUBLIC EXPENDITURE FOR PENSIONS, HEALTHCARE, LONG-TERM CARE, EDUCATION AND UNEMPLOYMENT COMPENSATION (2010-2060)
	2010	2015	2020	2025	2030	2035	2040	2045	2050	2055	2060
	% GDP
Total expenditure	50.6	50.5	50.8	49.9	49.0	48.4	47.9	47.2	46.1	44.8	43.3
including:
- Age-related expenditure	27.5	28.4	27.4	27.6	27.8	28.0	28.4	28.4	28.0	27.5	27.1
Pension expenditure	14.8	15.8	15.3	15.5	15.7	15.8	15.8	15.5	14.9	14.2	13.8
Healthcare expenditure	7.0	6.8	6.6	6.8	7.0	7.1	7.3	7.5	7.6	7.6	7.6
Including: LTC - healthcare	0.8	0.8	0.8	0.8	0.8	0.9	0.9	1.0	1.0	1.1	1.1
LTC for elderly and disabled	1.0	1.1	1.1	1.1	1.1	1.2	1.2	1.3	1.4	1.5	1.6
Education expenditure	3.9	3.7	3.5	3.4	3.3	3.3	3.4	3.5	3.5	3.6	3.5
Unemployment benefits	0.7	1.0	0.9	0.7	0.7	0.6	0.6	0.6	0.6	0.6	0.6
- Interest expenditure	4.3	4.2	5.6	4.5	3.5	2.5	1.7	1.0	0.3	-0.6	-1.6
Total revenue	46.1	50.5	50.5	50.4	50.4	50.4	50.4	50.4	50.4	50.4	50.4
Including: property income	0.5	0.5	0.6	0.5	0.5	0.5	0.5	0.5	0.4	0.4	0.4
ASSUMPTIONS						%
Labour productivity growth rate	2.1	0.0	0.1	0.6	1.2	1.7	1.7	1.7	1.7	1.6	1.5
Real GDP growth rate	1.7	0.7	1.4	1.3	1.4	1.6	1.5	1.5	1.6	1.6	1.5
Male participation rate (20-64)	78.5	78.7	79.5	79.7	78.9	78.2	77.9	77.8	77.8	77.7	77.8
Female participation rate (20-64)	54.6	58.1	60.6	61.4	61.9	62.3	62.7	62.9	63.0	63.2	63.1
Total participation rate (20-64)	66.5	68.3	70.0	70.6	70.4	70.3	70.4	70.5	70.5	70.6	70.6
Unemployment rate	8.4	12.3	10.5	8.9	8.2	7.5	7.1	7.1	7.1	7.1	7.0
Population of age 65 and over/ total population	20.2	21.5	22.3	23.4	25.1	27.1	28.8	29.7	29.9	29.9	30.0
Old age dependency ratio
(65+/[20-64])	33.3	36.0	37.8	40.2	44.3	49.4	54.2	57.0	57.7	57.9	58.0
Note: The rounding to the first decimal point may cause the discrepancies with the values presented in the table. The 2015-2019 five-year period incorporates growth assumptions in line with the indications provided in the short-term macroeconomic scenario set out in the 2015 EFD. For the years thereafter, the structural assumptions of 2015 EPC-WGA baseline scenarios have been used and appropriately reconciled with the short term forecast. The national accounting data for GDP, pension expenditure, expenditure on social safety nets and healthcare expenditure have been developed on a basis consistent with the new European System of National and Regional Accounts (ESA 2010). For the 2015-2019 period, the values are in line with those underlying the forecast of the public finance framework.
The expenditure for education includes the International Standard Classification of Education (ISCED) levels of education 1-6, according to the OECD classification; it does not include expenditure for life-long learning and pre-primary schools.
Source: MEF analyses using the long-term forecasting model of the State General Accounting Office.

The long-term care expenditure for the elderly and disabled24 presents a growing profile in terms of GDP that extends over the entire projection period, amounting to 1.6 per cent in 2060.
The expenditure for social safety nets in relation to GDP increases from 0.7 per cent in 2010 to an estimated 1.0 per cent in 2015, and then gradually descends to approximately 0.6 per cent of GDP as from the second half of the projection period.
Finally, the projection of education expenditure in relation to GDP is essentially stable until 2016, with the measures to hold down the expenditure for personnel (as provided by current legislation) being offset by the resources appropriated by the Stability Law for reforms in the sector. In later years, the

24 The public expenditure for LTC refers to accompanying person allowances (80%) and to social-assistance services rendered at a local level (20%). With reference to the latter, the projection of the ratio between the expenditure and GDP was carried out in accordance with the assumptions of the reference scenario, as defined for the healthcare component of the expenditure for LTC. For additional details, see: MEF-RGS (2014), Report No. 15, Chapter 4 . Instead, with reference to accompanying person allowances (cash benefits), the amount of the benefits (which are represented by monetary benefits paid to a beneficiary and not by the purchase of goods and services) is structurally tied to the trend in per capita GDP starting in 2020, in line with the methodology agreed at the level of the EPC-WGA.

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ratio of education expenditure to GDP shows a gradually decreasing trend that extends out over roughly 15 years. As from 2020, such reduction is essentially driven by a decrease in the number of students caused by demographic trends. The ratio starts to rise again slightly in the final years of the forecast period, reaching 3.5 per cent in 2060.

FOCUS
The reform of the pension system

The new rules introduced by the reform adopted with Law No. 214/2011 have significantly changed the pension system, improving its medium-/long-term sustainability and ensuring greater fairness among generations.

As of 2012, the reform extends the contribution-based regime to all workers, including those who, on the basis of preceding legislation, would have received a pension calculated according to the earnings-related regime (namely, all individuals who had made more than 18 years of contributions as of 31 December 1995). In line with the regulatory-institutional structures of most European countries, the reform confirms two types of retirement: a) old age retirement at a statutory age as set by law, with at least 20 years of contributions; and b) early retirement at an age below the statutory retirement age, but with a longer period of contributions25.

Starting in 2013, all age requirements (including those for obtaining social allowances) and the contribution requirement for qualifying for early retirement regardless of age are indexed to changes in life expectancy as measured by ISTAT with reference to the three previous years. The adjustment of the eligibility requirements to changes in life expectancy occurs every three years and, starting from the adjustment subsequent to 2019, every two years, on the basis of an entirely administrative procedure26. In addition, starting from 2013, the calculation of the transformation coefficients27 at the time of retirement is extended until age 70. Other protection measures are likewise provided so as to guarantee more gradual application of the reform, namely, to take into account specific factors in relation to proximity to retirement and difficult situations related to staying in the labour market, cases that have all been outlined at a regulatory level28.

25 For details on the minimum age requirements and the minimum contributions needed to qualify for an old-age pension, early retirement, and social allowances, see the box on the reform of the pension system included in the Update to the 2012 Stability Programme.
26 The adjustment of the requirements for pension eligibility as of 2013 was adopted with a decree of 6 December 2011, published in the Official Gazette of the Republic of Italy on 13 December 2011. The following adjustment, to take effect in 2016 (an additional four months), in accordance with the law (Article 12, Paragraph 12-bis of Decree-Law No. 78 of 31 May 2010, converted with amendments by Law No. 122 of 30 July 2010), had to be adopted at least 12 months before the adjustment's effective date, and was thus adopted with decree of 16 December 2014, published in the Official Gazette of the Republic of Italy on 30 December 2014. It is worth noting that the current law contains a safeguard clause on the basis of which the minimum age requirement for old-age pensions may be no less than 67 for anyone becoming eligible for retirement as from 2021. In any event, on the basis of the latest ISTAT demographic projections, the statutory retirement age for old age pension is projected to be 67 as early as 2019.
27 The transformation coefficients are also adjusted with the same calendar adopted for revising the eligibility requirement for retirement to changes in life expectancy. The adjustment taking effect on 1 January 2013 was adopted by decree of 15 May 2012, published in the Official Gazette of the Republic of Italy on 24 May 2012. The proceedings for the updating of the transformation coefficients to go into effect in 2016 are still in process.
28 The total amount of workers entitled to such safeguard measures is approximately 170,000. The safeguard is applied to workers entitled to a pension after 31 December 2011 (all people who have met the requisites by such date are expressly exempt from the application of the new requisites for pension eligibility) and who have had difficulty of remaining in the labour market. Such workers must also fall within the categories expressly defined by the law. Pension access for such workers started in 2013, and will continue in the next few years.

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PUBLIC EXPENDITURE FOR PENSIONS AS % OF GDP UNDER DIFFERENT REGULATORY ASSUMPTIONS
Note: EPC-WGA Baseline Scenario - 2015 Stability Programme Source: Long-term forecasting model of the State General Accounting Office

As a result of the overall reform process inaugurated in 2004, the average age at retirement (considering both statutory retirement and early retirement ages) rises from 60-61 during the 2006-2010 period to approximately 64 years in 2020, 67 in 2040 and 68 in 2050. On a cumulative basis, the savings in pension expenditure resulting from the overall reform process begun 2004 amounts to approximately 60 percentage points of GDP as of 2050. Approximately one-third of this is attributable to the reform introduced with Law No. 214/2011, whereas the other two-thirds are attributable to the preceding reform measures.

Fiscal sustainability indicators

The indicators (S1 and S2) provide an assessment of the impact of implicit age-related liabilities on fiscal sustainability over the medium/long term.
The medium-term sustainability indicator (S1) shows the increase in the structural primary balance to be achieved cumulatively through 2020 so as to ensure, if the increase is maintained, the achievement of a debt-to-GDP ratio of 60 per cent by 2030 and to repay age-related costs. The long-term sustainability indicator (S2) measures the fiscal adjustment in terms of structural primary balance which, if immediately realized and maintained, guarantees the compliance with intertemporal budget constraint over an infinite time horizon.
Both indicators are based on the growth forecasts and budget balances of the policy scenario set out in the 2015 Stability Programme, and incorporate the medium-/long-term projections of age-related expenditure. The higher and more positive the values of the S1 and S2 sustainability indicators, the greater will be the need for fiscal adjustment and thus, the greater the sustainability risk will be. With other conditions being equal, as the projection of the age-related expenditure increases and as the maintenance of the intertemporal budget constraint becomes more difficult, the required primary surpluses are increasingly more demanding.

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Table IV.5 reports the results for the S1 and S2 indicators and their components. In comparison with the past analyses, the value of S1 deteriorates but it continues to highlight small risks with regard to fiscal sustainability in the medium term29. The breakdown of S1 shows that, even with a reduced contribution compared with previous measurements, the value related to the component that measures the effort needed to stabilise the debt-to-GDP ratio at the 2019 level has continued to be negative (and equals -2.9 per cent of GDP). This implies that the government's policy targets, as expressed in terms of the structural primary surplus, are more than sufficient to stabilise the debt at the 2019 level, by more than offsetting the upward pressure that might stem from age-related expenditure and interest expenditure. Instead, the component that continues to negatively impact the indicator is that which measures the adjustment needed to reduce the debt-to-GDP ratio from the initial level to 60 per cent of GDP in 2030. This component contemplates a fiscal adjustment equal to 4.7 per cent of GDP.

TABLE IV.5: SUSTAINABILITY INDICATORS (points of GDP)
S1 Indicator	2015 EFD	2014 EFD Update	2014 EFD	2012 Sustainability Report
Total adjustment including:	1.9	1.7	0.3	0.6
Initial budgetary position	-2.9	-2.6	-3.6	-2.8
Cost of delay in the adjustment	0.0	0.1	0.0	0.1
Debt requirement (convergence to 60% of GDP target)	4.7	4.6	4.4	3.7
Ageing costs	0.1	-0.5	-0.6	-0.3
S2 Indicator
Total adjustment including:	-2.2	-2.1	-2.7	-2.3
Initial budgetary position	-2.2	-2.1	-2.9	-3.0
Ageing costs	-0.1	0.0	0.2	0.7
Source: MEF analyses.
With reference to the S2 indicator, the value related to the component that measures the effort needed to stabilise the debt-to-GDP ratio at the 2019 level, coeteris paribus, remains negative (equal to -2.2 points of GDP), thereby indicating the capacity of Italy's public finances, given the planned budgetary targets of the EFD, to cope with the accumulation of interest expenditure as a share of GDP (snowball effect) expected over the long term. The other component of S2 (common also to the S1 indicator) measures the additional adjustment needed to cover the increase in age-related expenditure. In Italy's case, this adjustment remains close to zero (both for S1 and S2), and thus indicates that the component of the age-related expenditure, thanks to the implemented reforms, appears to be fully under control.

29 According to the European Commission's methodology, the threshold value of S1 (which indicates the point between the medium- and high-risk areas) is set so as to reflect an adjustment of 0.5 percentage points of GDP between the final year of the forecast and 2020. With reference to the Commission's Winter Forecast 2015 (which goes through 2016), it is possible to reasonably argue that the threshold value of S1 above which a country's debt sustainability is deemed to be highly risky is equal to 2 per cent of GDP. With respect to such value, the current value of S1 indicates a medium risk of fiscal sustainability for Italy.

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Accordingly, the fiscal consolidation planned by the government in the short term in the EFD can be considered adequate to ensure the sustainability of the public finances in the medium/long term.

Analysis of sensitivity of the public debt dynamics over the long term

The sensitivity analysis presented in this section is aimed at (i) testing the robustness of the results in view of the uncertainty affecting them, and (ii) verifying under which reform assumptions and on the basis of which budget conditions, the sustainability of the debt can either be guaranteed or is at risk
Accordingly, in the following sections are presented different alternative scenarios that replicate the assumptions underlying the sensitivity analyses contained in the most recent methodological Report, which is part of the European Commission's 2015 Ageing Report (forthcoming publication). In line with the European Commission's methodology, in projecting the debt-to-GDP ratio through 2060, the baseline scenario assumes that fiscal revenue will be constant as a percentage of GDP at the level planned for 2019 for the entire projection period. Instead, public expenditure varies according to the trend of the age-related expenditure described above. The GDP deflator converges at 2.0 per cent as of 2023, the year when the output gap closes, and the real interest rate starting at the 2019 level converges to 3.0 per cent over 10 years30.
The baseline scenario is compared with the results derived from the other simulations which are aimed at presenting the impact of demographic, macroeconomic and fiscal shocks. In addition, results are presented in relation to a risk scenario where the impact of non-demographic factors exerts additional pressure on the expected trend of healthcare expenditure and LTC expenditure for the elderly and disabled.

Simulations with respect to demographic variables

Population ageing represents one of the most critical aspects that Italy will need to tackle in the coming decades. In this regard, it is particularly important to evaluate properly the weight of migratory flows expected in coming decades, measuring their impact on Italy's public finances. In line with the assumptions agreed at the EPC-AWG and based on an ad-hoc demographic scenario developed by EUROSTAT, the simulation assumes two alternative scenarios for the 2020-2060 period: i) a 20 per cent decrease in the average yearly net flow of immigrants with respect to the baseline assumptions; and ii) a 20 per cent increase of the same magnitude.
In Figure IV.7 the trend of the public debt in the two alternative scenarios is compared with that resulting from the baseline assumptions. With the government's planned 2019 structural primary balance held constant, and considering the starting level of the debt, the alternative scenarios yield consequences regarding the sustainability of the public finance. More specifically,

30 European Commission-Economic Policy Committee (2014), 2015-Ageing Report: Underlying assumptions and Projection Methodologies.

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a 20-per cent decrease in the flow of immigrants would significantly draw out the time period needed to get the debt-to-GDP ratio below the threshold of 60 per cent when compared with baseline scenario.

FIGURE IV.7: PUBLIC DEBT SENSITIVITY TO INCREASE/DECREASE IN NET FLOW OF IMMIGRANTS (% of GDP)
Source: MEF analyses using the long-term forecasting model of the State General Accounting Office.

Simulations with respect to macroeconomic variables

The sensitivity analysis with respect to macroeconomic variables aims at testing the robustness of the projections of the debt-to-GDP ratio vis-à-vis alternative scenarios that assume more favourable or less favourable trends for labour productivity, the employment rate, and the activity rate, particularly with reference to elderly workers.
With reference to productivity, the simulation exercise calls for two alternative scenarios in which the labour productivity growth rate is permanently increased or decreased by 0.25 percentage points with respect to the baseline scenario, starting in 2025. The convergence to the new level is to be achieved gradually during the 2020-2025 period.
The impact on sustainability of a better (worse) trend of productivity appears only marginally significant in the short term and medium term, but it significantly accelerates (slows) the reduction of the debt-to-GDP ratio in the long term (Figure IV.8).
Another assumption is a permanent increase/reduction of 20 per cent in the rate of change of total factor productivity (TFP) compared with the baseline, with a gradual change starting from 2035. The scenario with lower TFP over the long term is consistent with the assumption of a permanent loss of productive capacity caused by the recent economic crisis. The following chart shows that the decrease in the debt-to-GDP ratio would occur, even in this worst-case scenario.

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FIGURE IV.8: SENSITIVITY TO MACROECONOMIC ASSUMPTIONS. HIGHER / LOWER PRODUCTIVITY GROWTH (% of GDP)

Source: MEF analyses using the long-term forecasting model of the State General Accounting Office.

FIGURE IV.9: SENSITIVITY TO MACROECONOMIC ASSUMPTIONS: HIGHER/LOWER TFP GROWTH (% of GDP)

Source: MEF analyses using the long-term forecasting model of the State General Accounting Office.

Another simulation assumes that the rate of employment (15-/64-year old population) is increased gradually by 2.0 percentage points, assuming a reduction in the unemployment rate in comparison with the baseline assumptions. In this scenario, the debt-to-GDP ratio would improve only marginally in the first years of the simulation, but more significantly in the long term (Figure IV.10).
Considering, instead, a gradual increase in the rate of activity of the population between the ages of 55 and 74 (to the point of being 10 percentage points higher in 2030 than the rate assumed in the baseline scenario), the curve of the debt-to-GDP ratio would shift significantly downward starting as of 2025 (Figure IV.10).

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FIGURE IV.10: SENSITIVITY TO MACROECONOMIC ASSUMPTIONS. RATES OF EMPLOYMENT AND RATES OF ACTIVITY OF THE ELDERLY (% of GDP)

Source: MEF analyses using the long-term forecasting model of the State General Accounting Office.

Simulations with respect to a risk scenario for healthcare expenditure

In borrowing the European Commission's risk scenario methodology, this section evaluates the effects on the debt of the application of alternative assumptions about healthcare expenditure and long-term care expenditure for the elderly and disabled. Such scenario is different from the baseline scenario due to several more stringent assumptions about non-demographic factors31. It follows that the medium-term risk scenario would cause the trend of the debt-to-GDP ratio to deteriorate only slightly, with the ratio remaining under 60 per cent as from 2035 (Figure IV.11).

FIGURE IV.11: SENSITIVITY OF PUBLIC DEBT TO ASSUMPTIONS OF HEALTHCARE EXPENDITURE IN RISK SCENARIO (% of GDP)

Source: MEF analyses using the long-term forecasting model of the State General Accounting Office.

31 More specifically, it is assumed that: i) in the case of acute care, the elasticity of the unitary cost vis-à-vis per capita GDP is equal to 1.3 (instead of 1.1 as in the baseline scenario) at the start of the forecast period and converges to 1.0 in 2060; and ii) in the case of long-term care, and excluding cash benefits, the cost per recipient by age is assumed to converge at the EU-27 average only when its starting point is lower.

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Simulations with respect to primary surplus

With this simulation, the robustness of the results of sustainability of the public finances is tested in view of a deterioration of the primary surplus as of 2019. For this purpose, the value of the structural l primary surplus in the baseline scenario (equal to 3.8 per cent of GDP in 2019) is reduced by 1.0 percentage point, to 2.8 per cent and 1.8 per cent, respectively (Figure IV.12).

FIGURE IV.12: PUBLIC DEBT SENSITIVITY TO THE STRUCTURAL PRIMARY SURPLUS (% of GDP)

Source: MEF analyses using the long-term forecasting model of the State General Accounting Office.

The trend of the public debt changes significantly following the deterioration of the primary surplus as of 2019, and in particular for the levels below 3.0 per cent of GDP. More specifically, for an initial level of 2.8 per cent, the debt continues to decrease, but hits the threshold of 60 per cent only in the long term. Instead, a structural primary surplus of less than 2.0 per cent of GDP would not be sufficient to stabilise the debt-to-GDP ratio, whose value would slightly increase, rising in the long term to a level above the starting point. It is evident from these simulations that the government's planned public-finance targets are sufficient to ensure the sustainability of the public finances in the long term. In any event, the sustainability of the debt requires the maintenance of sizeable primary surpluses over time.

Simulations with respect to pension reforms

Based on the Government's programmed budget targets through 2019 (namely, the achievement and maintenance of the MTO as of 2017), the sensitivity tests presented in the previous section demonstrate that the long-term trend of age-related expenditures should not put the sustainability of Italy's public debt at risk, even if macroeconomic, demographic or fiscal conditions were to be different. It should be noted, however, that this conclusion is the by-product of a series of pension reforms over the past 20 years that have significantly contributed to reducing age-related expenditures.

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Figure IV.13 illustrates the implications on the debt-to-GDP ratio of the various measures adopted from 2004 to 2011 on the basis of a counterfactual analysis, which recomputes the initial levels of the debt and the primary surplus assuming the absence of the pension reforms considered. All of the reform measures considered, from 2004 to the most recent, have entailed structural effects and have determined an overall a reduction in the ratio of pension expenditure to GDP vis-à-vis the forecasts based on legislation previously in effect, thereby impacting the present value of the expected expenditure flows (see Focus: Pension reform).

FIGURE IV.13: THE IMPACT OF THE REFORMS ON THE DEBT-TO-GDP RATIO (% of GDP)
Source: MEF analyses using the long-term forecasting model of the State General Accounting Office.

The results for the scenario that excludes the reforms adopted since 2004 show that the debt-to-GDP ratio would in any case initially increase due to the ongoing retirement of the baby boom generation, and would then start falling only as of 2040. However the level of the debt/GDP ratio when excluding the impact of pension reforms would be permanently higher than that of the baseline scenario which instead incorporates the financial effects of all of the reforms interventions adopted at different points in time.

FOCUS
State guarantees

As of 31 December 2014, the guarantees granted by the State amounted to approximately €43.1 billion, or 2.7 per cent of GDP, which reflects a significant reduction of €55.6 billion year on year. The guarantees granted to credit institutions following the financial crisis declined to €23.4 billion to 1.4 per cent of GDP, falling by €58.3 billion as a result of the improved capitalisation of financial institutions.

PUBLIC GUARANTEES (in € mn)
	2014
	Level	% of GDP
Stock guarantees	43,068	2.7
of which: financial sector	23,375	1.4

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The total amount of State guarantees is composed as follows:

●	Central guarantee fund for small- and medium-sized enterprise (SME). The fund is an industrial policy instrument of the Ministry for Economic Development which operates through three distinct vehicles: direct guarantees, granted to banks and financial intermediaries; counter guarantees against guarantees granted by the collective-loan guarantee consortiums (Confidi) and other guarantee funds; and co-guarantees granted directly in favour of the financing parties and jointly to collective-loan guarantee consortiums (Confidi) and other guarantee funds or to guarantee funds set up by the EU or co-financed by the EU. As of 31 December 2014, the residual debt guaranteed amounted to approximately €13,800 million.

●	TAV S.p.A. The Ministry of Economy and Finance guarantees the fulfilment of the Ferrovie dello Stato S.p.A.'s obligations with respect to TAV S.p.A., in relation to the concession, construction and operation of the high-speed train system. This is a surety bond designed to facilitate transactions to raise the funds on the financial markets that are needed for the design and construction of the high-speed network. As of 31 December 2014, the residual debt guaranteed amounted to approximately €1,986 million.

●	Aid to the bailout of businesses. Such aid includes guarantees given by the State to companies to cover debt contracted with credit institutions for the financing of current operations and for the reactivation and completion of plant facilities, buildings and industrial equipment. New guarantees amounting to €73.9 million were granted during the year, €44.9 million of which expired or were enforced during the year. As such, the residual debt guaranteed at 31 December 2014 amounted to €29 million.

●	Guarantees assumed by local government. The data related to the guarantees given by local governments are supplied by the Bank of Italy, which gathers the data through the information submitted directly the beneficiary institutions as part of their regulatory reporting. As of 31 December 2014, the residual debt guaranteed amounted to approximately €3,824 million.

●	Italian banks. Such guarantees are granted by the State to cover liabilities of Italian banks in relation to debt securities issued by the banks. As of 31 December 2014, the residual debt guaranteed amounted to approximately €23,375 million.

Finally, it is noted that two other funds were set up in 2014 to cover State guarantees of last resort:

●	Public administration debt guarantee fund (Article 37 of Decree-Law No. 66/2014 converted by Law No. 89/2014), which ensures the granting of current credit for the supplies, tenders and professional services booked as of 31 December 2013 with respect to public administrations other than the State. As of 31 December 2014, the fund had guaranteed receivables transferred in the amount of €50.6 million.

●	First-home guarantee fund (Article 1, Paragraph 48, letter c of the 2014 Stability Law), which guarantees 50 per cent of mortgage indebtedness for the purchase, restructuring and energy upgrade of properties classified as a primary residence. The fund become operational only at end of the year, with the participation and interconnection of banks and other financial intermediaries.

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The 2015-2017 budget is consistent with the fiscal consolidation process started in past years, ensuring a significant margin with respect to the 3 per cent threshold set at a European level. The mix of the budget measures is heavily growth-oriented, with a permanent reduction of the corporate and individual tax burden, in line with the measures already adopted in 2014. The reduction of the tax wedge is mostly financed through the public spending review. After declining for a number of years, public investment should start to grow again significantly as of 2015.
The measures contained in the 2015 Stability Law reflect and reinforce the series of structural reforms now being implemented, including the reform of the labour market, the taxation system, the general government and the civil justice system.

V.1	ACTIONS TAKEN AND INDICATIONS FOR FUTURE YEARS

Measures adopted in 2014

During 2014, the government adopted various urgent legislative provisions in order to favour the revival of the economy through support to earned income, the reduction of the corporate tax burden, and the completion of the payment of the trade debts in arrears of general government and convergence toward European standards with respect to average payment terms.

TABLE V.1: CUMULATIVE NET IMPACT OF 2014 LEGISLATION ON PUBLIC FINANCE BALANCES (before netting out induced effects; in € mn)
	2014	2015	2016	2017	2018	2019
Decree-Law No. 4/2014 (converted by Law No. 50/2014)	2	1	0	0	0	0
Decree-Law No. 16/2014 (converted by Law No. 68/2014)	0	0	0	0	0	0
Decree-Law No. 47/2014 (converted by Law No. 80/2014)	48	50	0	0	0	0
Decree-Law No. 66/2014 (converted by Law No. 89/2014)	5	12	13	10	10	10
Decree-Law No. 90/2014 (converted by Law No. 114/2014)	4	17	6	5	5	5
Decree-Law No. 91/2014 (converted by Law No. 116/2014)	0	1	5	2	3	3
Decree-Law No. 133/2014 (converted by Law No. 164/2014)	3	5	3	9	8	8

NET BORROWING	62	87	27	26	26	26
In % of GDP	0.0	0.0	0.0	0.0	0.0	0.0
NET BALANCE TO BE FINANCED	-17,858	94	87	87	96	96
In % of GDP	-1.1	0.0	0.0	0.0	0.0	0.0
BORROWING REQUIREMENT	-8,158	82	68	74	65	65
In % of GDP	-0.5	0.0	0.0	0.0	0.0	0.0

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Additional measures regarded the clearance of urgent public works, the relaunching of the farming sector, public sector employment, and the refinancing of exceptional social safety nets. Finally, measures were approved to facilitate the recovery of the construction sector and to tackle difficulties in relation to the housing emergency.
The measures approved are essentially neutral in terms of net borrowing in the 2014–2019 period (Table V.1), whereas in 2014, they entailed an approximately €8.2 billion increase in the borrowing requirement and a €17.9 billion deterioration of the State's budget balance, which were due to accelerated payment of the general government trade debts in arrears as provided by Decree-Law No. 66 of 2014. The incremental disbursements were authorised by Parliament with procedures provided for temporary deviation from the programmed targets in the presence of exceptional events.
The aggregate gross effect of the measures approved amounts to €10.4 billion in 2014, €8.9 billion in 2015, €9.8 billion in 2016, €9.4 billion in 2017, €7.8 billion in 2018 and €7.5 billion in 2019 (Table V.2). More than one-half of the resources will be secured through spending cuts, 73 per cent of which refer to current expenditure.

TABLE V.2: CUMULATIVE IMPACT OF 2014 BUDGET PACKAGES ON GENERAL GOVERNMENT NET BORROWING (before netting out induced effects; in € mn)
	2014	2015	2016	2017	2018	2019
INCREMENTAL RESOURCES	10,445	8,923	9,789	9,448	7,828	7,456
Higher revenue	5,688	3,513	4,489	3,691	3,820	3,891
Lower expenditure	4,756	5,410	5,300	5,757	4,007	3,565
- current expenditure	4,098	4,440	4,220	4,216	1,962	1,964
- capital expenditure	659	970	1,080	1,541	2,045	1,601
USE OF RESOURCES	10,383	8,837	9,763	9,422	7,802	7,430
Lower revenue	1,267	4,521	3,170	2,887	2,837	2,769
Higher expenditure	9,115	4,316	6,593	6,534	4,965	4,661
- current expenditure	8,305	3,727	5,900	5,401	3,351	3,343
- capital expenditure	811	589	693	1,134	1,614	1,318
Effects net borrowing	62	87	27	26	26	26
Net change in revenue	4,421	-1,008	1,320	804	984	1,122
Net change in expenditure	4,359	-1,094	1,293	777	958	1,096
- current expenditure	4,207	-713	1,680	1,185	1,389	1,379
- capital expenditure	152	-381	-387	-408	-431	-283

The mix of the budget with respect to the various sub-sectors of general government (Table V.3) has changed as a result of the measures adopted, and the result is an uneven trend for both the central government and local government for the 2014-2017 period, which tends to be counterbalancing. The change in the mix of the budget becomes significant as from 2018, when the increase in local government borrowing is entirely offset by the improvement of the central government balance.

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TABLE V.3: CUMULATIVE NET IMPACT OF 2014 BUDGET PACKAGES ON GENERAL GOVERNMENT NET BORROWING BY SUB-SECTOR (before netting out induced effects; in € mn)
	2014	2015	2016	2017	2018	2019
CENTRAL GOVERNMENT	-294	550	-455	-187	2,703	2,576
- net change in revenue	3,954	1,739	3,088	2,581	2,751	2,882
- net change in expenditure	4,248	1,188	3,543	2,768	47	306
LOCAL GOVERNMENT	477	-400	708	470	-2,384	-2,274
- net change in revenue	142	-2,812	-1,740	-1,744	-1,745	-1,747
- net change in expenditure	-335	-2,411	-2,448	-2,214	639	527
SOCIAL SECURITY FUNDS	-121	-64	-227	-257	-293	-276
- net change in revenue	324	65	-29	-34	-22	-13
- net change in expenditure	446	129	198	223	271	263
TOTAL	62	87	27	26	26	26

This trend is the result of: i) the reduction in the rate of the regional tax on productive activity (IRAP) for businesses; ii) the end of the contribution of the measures to streamline expenditure (Decree-Law No. 66/2014) from 2017; and iii) the financial effects of the provisions to open construction sites and complete non-deferrable public works.

Key measures

The measures adopted in 2014 provided for support to the earned income of employees, and the reduction of the corporate tax burden. In the former case, the government provided for the disbursement of a monthly bonus of €80 for 2014; in the latter case, the IRAP rate was reduced by 10 per cent as of 2014 and the prepayment of such tax was reduced by 40 per cent for 20141. With a view toward the ongoing reduction of the tax burden, the decrease in tax deductions initially provided by the 2014 Stability Law was substituted by measures to cut spending by the Ministries2.
Additional resources for completing the payment of the general government trade debts in arrears were appropriated to favour an economic recovery. In order to allow for the effective use of the resources disbursed, the payments of principal by municipalities, provinces and regions were excluded from the Domestic Stability Pact (DSP) for 2014 and 2015 to the extent of the financial leeway granted. Additional measures have provided for the execution of public works whose construction sites have already been opened, the start-up of new strategic or urgent public works, and personal income tax relief for the purchase of property units to be rented3.
In order to revive public investment at a local level, municipalities were permitted to exclude from the DSP for 2014, the expenditure sustained for public works that are planned, in process, and/or that could be inaugurated immediately; in addition, procedures were simplified for tenders for the execution of school building projects. For 2014 and 2015, local entities will be allowed to

1 Decree-Law No. 66/2014, converted by Law No. 89/2014.
2 Decree-Law No. 4/2014, converted by Law No. 50/2014.
3 Decree-Law No. 133/2014, converted by Law No. 164/2014.

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enter into new long-term secured financing transactions and to borrow other amounts, including as an exception to the laws and regulations in effect4. This option, which is designed to ensure public finance equilibrium, has been granted within the limit of the amount of the debt reimbursed in the preceding year and in respect of the limits of the DSP.
Measures to support the productive sectors include: incentives to micro and small businesses operating in areas affected by socio-economic and employment difficulties5; tax credits for expenditure on the purchase of new capital goods and investments to strengthen e-commerce and new product development; and reinforcement of the tax allowance to favour risk capital funding (ACE, Aid to Economic Growth Programme) to the advantage of companies traded on regulated markets6. Businesses operating in the farming sector have been granted a tax credit for investment in capital goods and an IRAP reduction for the hiring of young workers (18-to-35 age bracket) with an open-ended contract or a fixed-term contract guaranteeing certain conditions (including a minimum period of employment per year). In order to develop businesses owned by young people, personal income tax deductions were introduced for the leasing of farmland and zero-rate mortgages were made available for the investments7. Farm businesses operating for at least two years that present development plans for the sector can also benefit from such financing.
The initiatives undertaken with respect to public sector employment have been directed at i) facilitating generational change within the general government (through revision of the legal rules that allowed public sector employees to remain in service even after reaching retirement age); ii) providing incentives for voluntary mobility; and iii) ensuring a reduction of temporary assignments and trade union leave time8. With reference to the labour market, the refinancing of the exceptional social safety nets was approved for 20149.
Special provisions adopted to tackle the housing emergency10 have focused on three areas: support to rents through administered prices; expansion of public housing; and development of the public residential building. More specifically, the measures provide for the reduction of the landlord's fixed tax payment on income from rents at administered prices (reduced from 15 per cent to 10 per cent from 2014 to 2017) and an increase in funding available to tenants who cannot cover rent payments due to the loss or considerable reduction of the earnings capacity within the household (so-called 'tenants innocently in arrears'). Interest subsidies have been granted for financing the purchase of housing owned by the Autonomous Institutes for Public Housing, and a programme has been initiated for the recovery of public residential building, through planned extraordinary maintenance and the technical upgrade of systems.

4 Decree-Law No. 16/2014, converted by Law No. 68/2014.
5 Decree-Law No. 66/2014, converted by Law No. 89/2014.
6 Decree-Law No. 91/2014, converted by Law No. 116/2014.
7 Decree-Law No. 91/2014, converted by Law No. 116/2014.
8 Decree-Law No. 90/2014, converted by Law No. 114/2014.
9 Decree-Law No. 133/2014, converted by Law No. 164/2014.
10 Decree-Law No. 47/2014, converted by Law No. 80/2014.

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2015 Stability Law and initial measures for 2015

The 2015 Stability Law introduces measures consistent with the policy scenario outlined in the report of change to the 2014 EFD Update approved in October 2014. For the effect of the measures set out mainly in the Stability Law, the budget and the initial measures for 2015 entail a €5.8 billion increase in the net borrowing for 2015, and an improvement of the balance amounting to €0.2 billion in 2016, €6.9 billion in 2017, €10.4 billion in 2018 and €5.2 billion in 2019 (Table V.4).
The improvement in the net borrowing for 2014 comes from some of the Stability Law measures aimed at offsetting lower VAT revenue related to payments of the general government trade debts in arrears (approximately €0.4 billion) and the measures to ensure payment of the occasional and brief substitution of teaching and administrative personnel in the school system (€64 million).

TABLE V.4: CUMULATIVE NET IMPACT OF 2015 STABILITY LAW AND INITIAL MEASURES FOR 2015 ON GENERAL GOVERNMENT NET BORROWING (before netting out induced effects; in € mn)
	2014	2015	2016	2017	2018	2019
2015 Stability Law (Law No. 190/2014)	463	-5,824	148	6,891	10,369	5,244
Decree-Law No. 192/2014 (converted by Law No. 11/2015)	0	0	40	23	0	0
Legislative Decree no. 22/2015 and Legislative Decree no. 23/2015	0	0	0	0	0	0
Decree-Law No. 3/2015 (converted by Law No. 33/2015)	0	4	12	15	0	0
Decree-Law No. 4/2015 (converted by Law No. 34/2015)	0	0	0	0	0	0

NET BORROWING	463	-5,820	200	6,929	10,370	5,245
% of GDP	0.0	-0.4	0.0	0.4	0.6	0.3

The incremental resources amount to €30.1 billion in 2015, €49.6 billion in 2016, €56.6 billion in 2017, €56.8 billion in 2018 and €43.1 billion in 2019 (Table V.5)

TABLE V.5: CUMULATIVE IMPACT OF 2015 STABILITY LAW AND INITIAL MEASURES FOR 2015 ON GENERAL GOVERNMENT NET BORROWING (before netting out induced effects; in € mn)
	2014	2015	2016	2017	2018	2019
INCREMENTAL RESOURCES	666	30,078	49,592	56,599	56,815	43,099
Higher revenue	31	12,354	28,092	34,574	34,969	31,996
Lower expenditure	634	17,724	21,500	22,025	21,846	11,103
- current expenditure	364	14,746	18,805	19,339	20,058	9,996
- capital expenditure	270	2,978	2,695	2,686	1,788	1,107
USE OF RESOURCES	203	35,898	49,393	49,670	46,446	37,854
Lower revenue	49	12,697	21,447	21,376	17,980	12,713
Higher expenditure	154	23,202	27,946	28,293	28,466	25,142
- current expenditure	64	18,504	22,039	21,501	21,148	20,201
- capital expenditure	90	4,698	5,907	6,792	7,318	4,940
Effects net borrowing	463	-5,820	200	6,929	10,370	5,245
Net change in revenue	-18	-343	6,645	13,198	16,989	19,283
Net change in expenditure	-480	5,478	6,446	6,269	6,620	14,039
- current expenditure	-300	3,757	3,233	2,162	1,089	10,205
- capital expenditure	-180	1,720	3,212	4,107	5,530	3,834

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In net terms, the measures considered will entail an increase of expenditure amounting to €5.5 billion in 2015, €6.5 billion in 2016, €6.3 billion in 2017, €6.6 billion in 2018 and €14 billion in 2019. The change in expenditure reflects the stabilisation of the €80 bonus for employees (€9.5 billion per year), which has been booked as cash social benefits according to national accounting criteria; also contributing to the change is the financing of certain expenditures (at no policy change) provided by the Stability Law for the entire planning period versus the financing in prior budgets for the first year only. In 2019, the increase in expenditure also reflects the absence of certain public finance improvements for which the territorial entities have been responsible.
Net revenue increases by €6.6 billion in 2016, €13.2 billion in 2017, €17 billion in 2018 and €19.3 billion in 2019. The changes as from 2016 incorporate the effect of the safeguard clause provided by the 2015 Stability Law to ensure achievement of the planned public finance targets, quantified as €12.8 billion in 2016, €19.2 billion in 2017 and approximately €22 billion as from 2018. Net of this item, revenue would experience a net reduction equal to €6.2 billion in 2016, €6 billion in 2017, €5 billion in 2018 and €2.7 billion in 2019. The suspension of the safeguard clause provided by the 2014 Stability Law has the opposite effect, reducing tax revenue by €3 billion in 2015 and €3.7 billion as from 2016.

TABLE V.6: CUMULATIVE NET IMPACT OF 2015 STABILITY LAW AND INITIAL MEASURES FOR 2015 ON GENERAL GOVERNMENT NET BORROWING BY SUB-SECTOR (before netting out induced effects; in € mn)
	2014	2015	2016	2017	2018	2019
CENTRAL GOVERNMENT	460	-925	10,317	16,607	13,885	10,541
- net change in revenue	-5	7,073	19,817	26,382	26,452	23,991
- net change in expenditure	-465	7,998	9,500	9,775	12,567	13,450

LOCAL GOVERNMENT	-2	1,340	-909	-391	1,917	-4,166
- net change in revenue	-2	-2,689	-5,528	-5,589	-5,603	-5,577
- net change in expenditure	0	-4,029	-4,619	-5,198	-7,520	-1,412

SOCIAL SECURITY FUNDS	4	-6,235	-9,209	-9,286	-5,433	-1,130
- net change in revenue	-11	-4,727	-7,644	-7,595	-3,860	869
- net change in expenditure	-15	1,509	1,564	1,691	1,573	2,000

TOTAL	463	-5,820	200	6,929	10,370	5,245

For 2015, the public finance measures cause a deficit at the level of the central government and social security funds, which is only partly offset by the positive correction seen at the level of local government (Table V.6).
For the years thereafter, the corrective measures result in the central government contributing toward improving the budget balance.

2015 Stability Law

With respect to revenue, the Stability Law provides important measures for fighting tax evasion. Extending the reverse charge (a specific method to calculate VAT) to certain transactions, including those related to the energy and gas sector,

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is expected to supply higher revenue of approximately €7.2 billion in the 2015-2019 period. A similar measure, which is known as a split payment, provides for the VAT on purchases made by the general government to be paid directly to the Treasury, and should prompt a revenue increase of approximately €5 billion during 2015-201911. Additional provisions are addressed to improving cooperation between taxpayers and the financial administration, and providing incentives for voluntary compliance with tax obligations. The recovery of revenue expected from these measures amounts to approximately €4.4 billion in the period considered.
Measures in the gaming industry are expected to produce incremental revenue of approximately €8 billion during 2015-2019. More specifically, the provisions refer to: the commissioning of concessionaires identified through public tenders to collect the proceeds from the lottery and other fixed odds games (€0.8 billion); the reduction of the fees and premiums for establishments that take wagers and bets for the account of the State through amusement-with-prize (AWP) devices and video lottery terminals (VLTs) (€2.5 billion); and actions to encourage the regularisation of those establishments operating without a concession and not operating with a direct connection to the Customs and State Monopoly Agency (€4.7 billion).
Higher revenue (€2.4 billion in the 2015-2019 period) is also to be derived from higher tax rates on pension funds (from 11 per cent to 22 per cent) and the revaluation of employee severance indemnity reserves (TFR) (from 11 per cent to 17 per cent).
With a view toward ensuring the achievement of the public finance targets, the Stability Law has provided, as indicated beforehand, a safeguard clause that contemplates a two-percentage-point increase in 2016 in the current VAT rates of 10 per cent and 22 per cent and an additional 1.0 percentage point in 2017; and in 2018, another 0.5-percentage-point increase with respect to the current VAT rate of 22 per cent and an increase in the rate of excise taxes on gasoline (so as to ensure incremental revenue of €0.7 billion per year). The clause specifies that such increases will not go into effect if measures are adopted to streamline spending or increase revenue so as to ensure an improvement of an equivalent magnitude in net borrowing.
On the expenditure side, the incremental resources of €11.3 billion in the 2015-2019 five-year period are to be assured through measures ordered by the Ministries, as part of a process to optimise the resources managed by each administration. During the same period, the central government will undertake actions to: i) reduce the resources to be allocated to transfers to businesses and to re-order tax credits (€0.5 billion); ii) reduce the fund for the extraordinary assessment of residual amounts payable (approximately €1 billion); and iii) reduce

11 The provisions related to the reverse charge with reference to large retailers (Paragraph 629, letter a), n. 3 letter d-quinquies) and the split payment are subject to the related exception on the part of the Council of the European Union pursuant to Article 395 of the EU Directive 2006/112/CE. In any event, a guarantee of the higher revenue expected is provided by the subsequent Paragraph 632, with its special safeguard clause in the event in which the exception is not given. Under such assumption, a measure to be approved by the Director of the Customs and State Monopoly Agency and adopted prior to 30 June 2015 will entail an increase of excise taxes on fuels; the excise tax increase will increase the revenue so as to improve the balances in accordance with the net positive effect provided (€1,716 million, inclusive of €728 million for the reverse charge with reference to large retailers and €988 million for the split payment).

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the transfers to be allocated to the Italian State Railways for 2015 only (€0.4 billion).
On the basis of the 2015 Stability Law, the ordinary-statute regions are to ensure a total positive contribution to the public finances amounting to €13.8 billion during 2015-2018 (approximately €3.5 billion for each year). The rules of the DSP applicable to the regions are also to be revised, going from a system based on expenditure ceilings to limitations defined from in terms of a balanced budget. The special-statute regions and the autonomous provinces should contribute approximately €1.9 billion in the 2015-2018 period (just under €0.5 billion per year in 2015-2017, and approximately €0.5 billion for 2018)12.
The 2015 Stability Law has provided a total net correction for local government of approximately €14 billion in the 2015-2019 period. Such correction is obtained through: a €6 billion reduction of the Municipal Solidarity Fund (€1.2 billion per year in 2015-2019); a €12 billion reduction in the current expenditure of the provinces and metropolitan cities (€1 billion for 2015, €2 billion for 2016 and €3 billion per year in 2017-2019); with respect to the 2015-2018 period, the significance (for the purpose of achieving the DSP objective) of the approximately €7.5 billion of appropriations to the Fund for Doubtful Receivables of the local entities (approximately €1.9 billion per year in 2015-2018), that are to be offset by the easing of DSP restrictions whose value is equal to €11.6 billion (€2.9 billion per year in 2015-2018).
These measures are rounded out by the contribution of the reduction of the public expenditure provided by Decree-Law No. 66 of 2014, which has been extended to 2018, with additional savings of €0.75 billion for the ordinary-statute regions, €0.7 billion for the special-statute regions and the autonomous provinces, and approximately €1.1 billion for local entities.
Additional resources will come from the reduction, with respect to initial appropriations, of the Tax Wedge Fund13 (approximately €15.5 billion in the period) and the replanning of the appropriations not yet committed to the Revolving Fund for EU Policies already earmarked for the Action and Cohesion Plan (€3.5 billion during 2015-2018).
With respect to the uses of the resources, the 2015 Stability Law sets out initiatives to relaunch economic growth through provisions in favour of businesses, income supports to households, labour-related measures, and social, healthcare and educational programmes.
With references to businesses, the law makes permanent the reduction of the tax wedge through the full deductibility (for the purposes of IRAP) of the labour cost for workers on open-ended contracts, which results in lower tax revenue of approximately €25 billion during the 2015-2019 period. Net of the corresponding elimination of the 10 per cent reduction of the IRAP rates as previously provided by Decree-Law No. 66 of 2014, the revenue reduction amounts to approximately €20 billion. Incentives with reference to social contributions will be available for up to three years for employers (except for those operating in the farming sector)

12 Taking into account the remodelling of the contribution to the budget of the Trentino Alto Adige Region and the Autonomous Provinces of Trento and Bolzano for an amount equal to €81 million per year.
13 Instituted by Decree-Law No. 66/2014, and aimed at making permanent the €80 bonus that had initially been planned for 2014 only.

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who hire full-time employees on open-ended contracts in 2015, with the exclusion of contracts for apprenticeships and domestic workers; such incentives amount to €15 billion in the 2015-2017 period (€11.8 billion, net of induced effects). In addition, a streamlined tax system has been introduced for sole proprietorships and the self-employed (€5.7 billion in the five-year period, or €3.9 billion on a net basis). Additional benefits will come from introduction of optional tax incentives for income derived from the use of intangible assets (the so-called 'patent box') with an effect of approximately €0.6 billion during the period considered.
Employees in the private sector (except for domestic workers and farm sector workers) will have the option of requesting their employers for the payment of a portion of their accrued severance indemnities, which will be subject to ordinary taxation (€0.95 billion, in net terms, during 2015-2018).
The deductions for building restructuring costs, the purchase of furnishings and large household appliances have been extended to 2015 (€2.2 billion during 2015-2019). Finally, as already indicated, the safeguard clause contained in the 2014 Stability Law is to be suspended, with the related amount equal to €3 billion in 2015 and €3.7 billion as from 2016.
On the expenditure side, the law provides for stabilising the €80 monthly bonus for full-time workers whose annual income is €26,000 or less (€47.5 billion in the five-year period). The family-policy provisions include the payment of an allowance of €960 per year (the so-called 'baby bonus') for each child born or adopted from 1 January 2015 to 31 December 2017 (€3.4 billion in the 2015-2019 period), and the doubling of the bonus for families experiencing hardship.
A tax credit for IRAP purposes has been granted to various taxpayers (physical persons, sole proprietorships, agricultural producers, commercial establishments, joint-stock companies, etc.) that do not make use of employees (approximately €0.7 billion during 2016-2019).
A tax credit for investment in research and development has been made available to support competitiveness and innovation (approximately €2.3 billion during 2015-2019), with an additional bonus for expenditure related to 'extra muros' research and expenditure for the labour cost of highly qualified personnel.
A special fund with reference to the labour market is to be established for the purpose of covering: charges stemming from the implementation of regulations to reform of the system of social safety nets; the refinancing of the exceptional social safety nets, job services, active and protective policies, and initiatives to ensure a balance between work, home life, and family care; the costs related to the implementation of regulations to favour the recruitment of employees on open-ended contracts, with increasing protection (€7.9 billion in the period considered). In the education sector, a fund will be set up for 'The Good School Programme', with initial resources of €13 billion for the 2015-2019 period (approximately €6.7 billion net of the induced tax and social-contributions effects). The fund's resources will be used for: financing an extraordinary hiring and training plan with respect to teaching personnel; strengthening the array of course programmes offered; and the planning and development of work-school programmes. Additional resources have been appropriated for increasing the Ordinary University Fund (€0.75 billion in the five-year period), financing State accredited private schools (€1 billion in the five-year period) and ensuring the orderly and proper running of the schools (€0.13 billion in 2015). Such provisions

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are rounded out by measures to allow for expenditures by the provinces and metropolitan cities to be excluded from the limitations of the DSP (€0.1 billion in 2015-2016).
Measures in relation to social services for the 2015-2019 period include an increase in the resources earmarked for the 5 per mille programme for the deduction of charitable donations (€2.5 billion in the period), the Fund for the Underprivileged Classes (€1.25 billion), the Social Policies Fund (€1.5 billion) and the Fund for the Elderly and Disabled (€1.4 billion).
Appropriations to healthcare for the 2015-2018 period include €1.8 billion (with an effect, in terms of net borrowing, of approximately €1.4 billion in the period) for the financing of public healthcare facility construction projects. A subsidy has also been made available to the regions to provide compensation to persons suffering damages from blood transfusions (€0.7 billion in the 2015-2018 period), while special funding has been appropriated to the regions for the reimbursement of expenditure on the purchase of innovative medicines (€0.1 billion in 2015 only).
Additional appropriations regard the reconstruction and socio-economic recovery of the areas of the Abruzzo Region impacted by the earthquake in 2009 (approximately €3.9 billion in the five-year period), transfers to the Italian State Railways during 2015-2019 for the purpose of extraordinary maintenance of the railroad infrastructure and programme contracts (approximately €3.6 billion), and funding to the Italian National Roads Entity for the maintenance and upgrade of various roads (approximately €0.5 billion). Finally, the peacekeeping missions for the 2015-2016 two-year period have been refinanced (€1.4 billion, net of the induced fiscal and social contributions effects).

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TABLE V.7: IMPACT OF 2015 STABILITY LAW ON GENERAL GOVERNMENT NET BORROWING (before netting out induced effects; in € mn)
	2014	2015	2016	2017	2018	2019
INCREMENTAL RESOURCES	666	28,198	47,608	54,721	55,084	41.390

Incremental revenue	31	11,638	27,950	34,489	34,907	31.934

Spontaneous compliance	0	720	928	928	928	928
Public tender commissioning of service to collect lottery proceeds	0	350	260	120	20	20
Gaming - payment of fees and premiums from concessionaires operating gaming through AWP devices and VLTs	0	500	500	500	500	500
Taxation in relation to gaming - establishments without State concessions	0	937	937	937	937	937
Hiring with open-ended contracts of unemployed workers or workers laid off for 2 years - elimination of reduced social contributions	0	155	493	859	1,072	1.119
Safeguard clause - 2-percentage point increase in 10% and 22% VAT rates and €0.10 increase in excise taxes	0	0	12,814	19,221	21,965	21.965
Contribution of the Ministries to budget - revenue	0	534	403	404	404	404
Deduction of labour cost from IRAP taxable base	0	0	1,040	1,710	1,232	1.232
Ecobonus and restructuring	0	84	364	0	0	0
Pension funds and revaluation of employee severance indemnities - taxation increase	0	450	480	480	480	480
Fund for development of The Good School Programme (induced effects)	0	485	1,455	1,455	1,455	1.455
Increase in taxes withheld on restructuring costs	0	920	0	0	0	0
Peacekeeping missions (induced effects)	0	150	150	0	0	0
Change in taxable portion of dividends from non-commercial entities	0	447	256	256	256	256
Streamlined taxation system for self-employed	0	205	545	348	368	389
Reverse charge	0	1,638	1,638	1,638	1,638	660
Revaluation of the values of partecipation not negotiated, building plots or land earmarked for farming	0	150	75	75	0	0
Revaluation of land and shareholdings	0	200	100	100	0	0
Social contributions relief for hiring of full-time workers on open-ended contracts (induced effects)	0	0	1,194	1,122	797	257
General split payment	0	988	988	988	988	988
Taxation on life insurance proceeds	0	138	150	150	150	150
Employee severance indemnities advanced through regular payroll	0	2,409	2,990	3,009	1,522	0
Other	31	179	191	191	195	195

Lower expenditure	634	16,560	19,658	20,232	20,177	9.455

Contribution to containment of public expenditure - municipalities - reduction of Municipal Solidarity Fund	0	1,200	1,200	1,200	1,200	1.200
Contribution to containment of public expenditure - provinces and metropolitan cities	0	1,000	2,000	3,000	3,000	3.000
Contribution of territorial entities to public finance - ordinary-statute regions	0	3,452	3,452	3,452	3,452	0
Ministries' budget contribution - measures as detailed and listed in the draft Stability Law tables	0	1,569	2,093	2,235	2,139	2.134
Ministries' budget contribution - spending reduction in the Draft Stability Law tables	0	308	377	297	166	28
Ministries' contribution: reduction of transfers to businesses, tax credits, public entities	0	102	128	124	79	79
Contribution of special-statute regions and autonomous provinces to containment of public expenditure	0	467	467	467	513	0
Tax credit for research and development	0	37	37	37	37	37
Reversal of financing of contractual holiday pay 2015-2018	0	0	0	0	590	310
Elimination of tax credit for road haulage vehicles in Category 0 or less	0	612	542	472	402	0
Italian State Railways maintenance and programme contracts	0	400	0	0	0	0
Fund for exceptional hiring in security-defence sector and national corps of fire-fighters	55	0	0	0	0	0
Fund for Doubtful Receivables - municipalities	0	1,750	1,750	1,750	1,750	0
Fund for Doubtful Receivables - provinces	0	139	139	139	139	0
Action Cohesion Plan - replanning of resources	0	1,000	1,000	1,000	500	0
Extension to 2018 of effects of Decree-Law No. 66/2014 - municipalities and provinces	0	0	0	0	1,149	0
Extension to 2018 of effects of Decree-Law No. 66/2014 - ordinary-statute regions	0	0	0	0	750	0
Extension to 2018 of effects of Decree-Law No. 66/2014 - special-statute regions and autonomous provinces	0	0	0	0	703	0
Reduction of tax wedge fund	0	2,685	4,680	4,135	1,990	1.990
Reduction of fund for strenuous work	0	150	150	150	150	150
Reduction of fund for cutting fiscal burden	0	332	19	19	19	19
Reduction of appropriations to Ministries - safeguard clause - lower VAT revenue Decree-Law 66/2014	434	62	0	0	0	0
Employee severance indemnities advanced through regular payroll	0	132	609	716	832	0
Use of fund for extraordinary assessment of residual amounts payable	0	281	237	308	140	101
Other	145	802	697	651	443	408

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TABLE V.7 (segue): IMPACT OF THE 2015 STABILITY LAW ON GENERAL GOVERNMENT NET BORROWING (before netting out induced effects; in C mn)
	2014	2015	2016	2017	2018	2019
USE OF RESOURCES	203	34,023	47,460	47,830	44,714	36,145

Lower revenue	49	11,762	20,965	20,983	17,703	12,435

Hiring with open-ended contract of unemployed workers or workers laid off for 2 years - end of reduced social contributions (induced effects)	0	0	113	169	227	249
Ministries' contribution to public finance measures - revenue	0	124	326	302	304	304
Deduction of labour cost from IRAP tax base	0	2,713	5,614	5,614	5,614	5,614
Reversal of financing of contractual holiday pay 2015-2018 (induced effects)	0	0	0	0	270	140
Ecobonus and restructuring	0	66	699	593	437	437
Increase in Fund for Reduction of Fiscal Burden	0	150	150	150	150	150
Patent box	0	0	148	134	162	140
Streamlined taxation system for self-employed	0	1,052	1,304	1,109	1,122	1,135
Revaluation of land and equity investments	0	0	0	0	33	33
Social contributions relief for hiring with open-ended contracts	0	1,886	4,885	5,030	2,902	387
Suspension of safeguard clause - 2014 Stability Law	0	3,000	3,728	3,728	3,728	3,728
Employee severance indemnities advanced through regular payroll	0	2,584	3,857	4,016	2,614	0
Other	49	187	142	139	141	119

Incremental expenditure	154	22,260	26,495	26,847	27,011	23,710

Spontaneous compliance	0	20	10	10	10	10
National Roads Entity (ANAS)	0	0	85	110	150	190
5 per 1,000 programme for deduction of charitable donations	0	500	500	500	500	500
Confirmation of continuation of €80 bonus	0	9,503	9,503	9,503	9,503	9,503
Roma Capital subsidy	0	110	110	110	110	110
Subsidy to expenditure for running the Italian Tax Authority	0	100	100	100	100	100
Interest subsidy on mortgages on borrowing transactions in 2015	0	0	100	100	0	0
Tax credit for research and development	0	256	429	520	547	547
Tax credit for taxpayers without employees - IRAP	0	0	163	163	163	163
Third sector delegation (with 5 per 1,000 programme)	0	10	140	190	190	190
Fund for the refinancing of the reform of the social safety nets of the third parties for work and active policies	0	1,700	1,700	1,500	1,500	1,500
Public healthcare building	0	50	200	300	340	455
Exclusion of expenditure on school building from DSP - provinces and metropolitan cities	0	50	50	0	0	0
Italian State Railways maintenance and programme contracts	0	210	480	700	860	1,375
Fund for truck drivers	0	250	250	250	250	250
Fund for improving efficiency of justice system	0	50	90	120	120	120
Running of judicial offices	0	0	200	200	200	200
Fund for underprivileged classes	0	250	250	250	250	250
Fund for contribution to regions for purchase of innovative medicines - Hepatitis C	0	100	0	0	0	0
Fund for financing of the urgent and non-deferrable needs	0	110	110	110	100	100
Fund for ordinary financing of universities (FF0)	0	150	150	150	150	150
Fund for family initiatives	0	112	0	0	0	0
Fund for planning and execution of The Good School Programme	0	1,000	3,000	3,000	3,000	3,000
Fund for the elderly and disabled	0	400	250	250	250	250
Fund for social policies	0	300	300	300	300	300
Development and cohesion fund	0	0	50	150	350	200
Immigration - System accord for protection of asylum seekers and refugees	0	188	188	188	188	188
Increase in fund for structural economic-policy initiatives	0	145	354	256	287	311
Compensation for persons suffering damages from blood transfusions	0	100	200	289	146	0
Ordinary school maintenance	0	130	0	0	0	0
Peacekeeping missions	0	850	850	0	0	0
Measures per the family (baby bonus)	0	202	607	1,012	1,012	607
Recalculation of contribution to public finance for Friuli Venezia Giulia Region	80	80	80	80	0	0
Reduction of DSP targets - municipalities	0	2,650	2,650	2,650	2,650	0
Reduction of DSP targets - provinces	0	239	239	239	239	0
Reinstatement of 100% excise-tax relief for road haulage providers	0	270	270	270	270	0
Non-state schools	0	200	200	200	200	200
Abruzzo earthquake	0	171	600	800	1,100	1,200
Short-term teaching substitutions	64	0	0	0	0	0
Employee severance indemnities advanced through regular payroll	0	100	0	0	0	0
Local public transport	0	175	225	200	50	50
Other	10	1,530	1,813	2,078	1,926	1,692

EFFECT ON NET BORROWING	463	-5,824	148	6,891	10,369	5,244
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Extension of terms provided by legislative provisions

Decree-Law No. 192 of 201414 provides for extending the terms of certain legislative provisions, so as to ensure the efficiency and the effectiveness of administrative action. The decree-law, which has essentially no effect on the budget balances, extends the taxation system for energy from renewable agro-forest and photovoltaic sources, and fuels obtained from crop production; in addition, it extends, for 2015 only, the exercise of the option for a taxation system benefiting young business owners, which was repealed by the 2015 Stability Law (€0.22 billion, net of the induced effects, for the 2015-2019 period). In addition, it provides for a three-percentage-point reduction in the rate of social contributions for the years of 2015-2017, for the self-employed, who have a VAT tax position, are registered in the separate social-security account and are not part of other obligatory pension schemes and are not retired (approximately €0.4 billion, net of the induced effects, for the 2015-2017 three-year period).

TABLE V.8: IMPACT OF DECREE-LAW NO. 192 OF 2014 ON GENERAL GOVERNMENT NET BORROWING (before netting out induced effects; in C mn)
	2015	2016	2017	2018	2019
INCREMENTAL RESOURCES	813	311	220	77	77

Incremental revenue	671	110	53	30	30
Change of safeguard clause in relation to Decree-Law No. 102/2013	671	18	0	0	0
Reinstatement of minimum taxation system	0	52	30	30	30
Deferral to 2018 of increase in social contributions for self-employed	0	40	23	0	0

Lower expenditure	142	201	167	47	47
Reduction of fund for structural economic-policy measures	80	195	132	47	47
Reduction - Table A	60	0	35	0	0
Other	1	5	0	0	0

USE OF RESOURCES	813	271	197	77	77

Lower revenue	811	269	197	77	77
Change of safeguard clause in relation to Decree-Law No. 102/2013	671	18	0	0	0
Extension of taxation system related to energy from renewable agro-forest and photovoltaic sources, and fuels obtained from crop production	11	4	0	0	0
Reinstatement of minimum taxation system	10	124	77	77	77
Deferral to 2018 of increase in social contributions for self-employed	120	120	120	0	0
Other	0	4	0	0	0

Incremental expenditure	1	2	1	1	0

EFFECT ON NET BORROWING	0	40	23	0	0

Finally, with offsetting effects on revenue, a revision has been made to the use of the safeguard clause provided by Decree-Law No. 102 of 201315 for the year of 2015, in order to guarantee the higher revenue provided by such clause, with the increase in excise taxes to be substituted by higher revenue coming from the repatriation of capital held abroad.

14 Converted by Law No. 11/2015.
15 This clause has been implemented by ministerial decree of 30 November 2013, through the increase of the corporate and regional tax prepayments for the tax years of 2013 and 2014 and the simultaneous increase, as from 1 January 2015, of excise taxes on fuels, to offset lower revenue on the corporate and regional income tax balance for 2015.

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Labour market measures

Legislative Decrees No. 22 and No. 23 of 2015 provide measures in relation to involuntary unemployment and open-ended employment contracts with increasing protection; these measures have no impact on general government net borrowing, with the charges to be covered by the use of part of the resources appropriated to the special fund established pursuant to the 2015 Stability Law and earmarked for financing legislative measures in relation to the labour market.

TABLE V.9: IMPACT OF LEGISLATIVE DECREES NO. 22/2015 AND NO. 23/2015 ON GENERAL GOVERNMENT NET BORROWING (before netting out induced effects; in C mn)
	2015	2016	2017	2018	2019
INCREMENTAL RESOURCES	813	1,457	1,460	1,472	1,452

Incremental revenue	0	0	0	0	0

Lower expenditure	813	1,457	1,460	1,472	1,452
Reduction of the fund for the refinancing of the reform of the social safety nets, job services and active policies	813	1,457	1,460	1,472	1,452

USE OF RESOURCES	813	1,457	1,460	1,472	1,452

Lower revenue	2	8	14	18	21
Tax relief provided as conciliation in the event of job dismissal	2	8	14	18	21

Incremental expenditure	811	1,449	1,446	1,454	1,431
Unemployment subsidy (ASDI)	200	200	0	0	0
Fund for active policies for the placement of involuntarily unemployed workers	32	0	0	0	0
Unemployment benefits for free-lance workers maintaining coordinated and continuous working relationships of	165	68	0	0	0
New monthly unemployment benefits (NASPI)	414	1,181	1,446	1,454	1,431

EFFECT ON NET BORROWING	0	0	0	0	0

In particular, Legislative Decree No. 22 introduces new unemployment benefits (NASPI) that will substitute social insurance for employment (ASPI) and the mini-ASPI. The resources earmarked for financing NASPI are equal to approximately €5.9 billion in the 2015-2019 period, in terms of net borrowing. An unemployment subsidy (ASDI) is also introduced on an experimental basis for 2015 for workers who have received all of their NASPI benefits before 31 December 2015, have not yet found a job, and are in a condition of economic hardship (€0.4 billion for the 2015-2016 two-year period). Also for 2015 only, a new temporary benefit (Dis-Coll) is to be paid as compensation for termination of employment relationships (€0.23 billion in the 2015-2016 two-year period) for workers who have been employed under collaboration contracts or project contracts, are registered in the separate social-security account and are unemployed as from 1 January 2015 for involuntary reasons. Also for 2015, an increase has been made to the Fund for active policies for the placement of involuntarily unemployed workers.
Legislative Decree No. 23 allows an alternative to legal protection whereby employers can offer workers a pre-determined economic benefit that is not

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counted for the purpose of computing taxable income or income for the purpose of social contributions (€62 million in the 2015-2019 period).

Urgent provisions for the banking system and investments

Decree-Law No. 3 of 201516 provides measures in relation to banking and credit, with essentially no change to the budget balances. Such measures call for transforming cooperative banks with assets of more than €8 billion into joint-stock companies. It also provides that banks and providers of payment services must complete the procedures of transferring current accounts without any charges to the customers.

TABLE V.10: IMPACT OF DECREE-LAW No. 3/2015 ON GENERAL GOVERNMENT NET BORROWING (before netting out induced effects; in € mn)
	2015	2016	2017	2018	2019
INCREMENTAL RESOURCES	13	105	86	72	68

Incremental revenue	0	0	0	1	0
Extension to innovative SMEs of provisions in favour of innovative start-ups	0	0	0	1	0

Lower expenditure	13	105	86	70	68
Reduction of fund for structural economic-policy measures	8	90	68	67	65
Reduction Table A Justice system	1	0	0	0	0
Reduction Table A MEF	1	3	3	3	3
Use of fund for extraordinary assessment of residual amounts payable	4	12	15	0	0

USE OF RESOURCES	9	93	71	72	68

Lower revenue	9	93	71	72	68
Extension to innovative SMEs of provisions in favour of innovative start-ups	9	57	38	31	33
Patent box	0	37	33	40	35

Incremental expenditure	0	0	0	0	0

EFFECT ON NET BORROWING	4	12	15	0	0

The new category of innovative SMEs has been established. If they meet certain conditions, the innovative SMEs will be eligible for the tax relief currently provided for innovative start-ups, with regard to greater flexibility in company management, relief for the coverage of losses, exclusion of stock options assigned to directors and employees from the computation of income for tax purposes and the purposes of social contributions, and fiscal incentives for investments (approximately €0.2 billion from 2015 to 2019).
The so-called patent-box system has been revised, providing as an option with respect to the income derived from the use of intangible assets, both the increase of the portion of income eligible for tax relief (through inclusion of income from the use of trademarks not functionally equivalent to patents), and the increase of the costs admissible for research and development activity (€0.1 billion from 2016 to 2019).

16 Converted by Law No. 33/2015.

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Urgent measures related to IMU exemption

Decree-Law No. 4 of 201517 specifies measure regarding exemptions to the single municipal tax (IMU) with no effects on net borrowing.

TABLE V.11: IMPACT OF DECREE-LAW NO. 4 OF 2015 ON GENERAL GOVERNMENT NET BORROWING (in € mn; net of induced effects)
	2015	2016	2017	2018	2019
INCREMENTAL RESOURCES	241	112	112	112	112

Incremental revenue	45	32	32	32	32
Ending of IRAP relief - deduction at 50% for seasonal workers in the farming sector, with at least 150 days of work	33	18	18	18	18
Ending of IRAP relief for the farming sector	12	14	14	14	14

Lower expenditure	196	80	80	80	80
Use of fund for extraordinary assessment of residual amounts payable	45	0	0	0	0
Reduction of fund for structural economic-policy measures	127	48	53	53	53
Reduction - Table A	25	32	27	27	27

USE OF RESOURCES	241	112	112	112	112

Lower revenue	113	112	112	112	112
IMU deduction for land held and worked by direct farmers and business owners registered in the farm pension system	16	16	16	16	16
IMU exemption for farmland in mountainous and partially mountainous municipalities	91	91	91	91	91
IMU exemption for collectively owned, indivisible and inusucapible farmland, forestry land and pastoral land not in mountainous areas	4	4	4	4	4
Extension of IMU exemption to farmland located in municipalities in small Italian islands	2	1	1	1	1

Incremental expenditure	129	0	0	0	0
Reimbursement of Municipal Solidarity Fund cut for 2014	129	0	0	0	0

EFFECT ON NET BORROWING	0	0	0	0	0

As of 2015, the single municipal tax (IMU) will not be charged with respect to farmland and uncultivated land located in municipalities classified as totally mountainous (ISTAT classification). For such land located in partially mountainous municipalities, the exemption is granted only if the land is owned and worked by direct farmers and business owners registered in the farm pension system. Altogether, the measure will reduce revenue by €0.5 billion during 2015-2019. An IMU exemption is also provided for land located in the municipalities of the small Italian islands (€6 million during 2015-2019), and the IMU exemption previously limited to 2014 only has been extended with respect to collectively owned, indivisible and inusucapible farmland, forestry land and pastoral land that is not in mountainous areas and whose zoning cannot be changed (€20 million during 20152019). In addition, a €200 IMU deduction has been granted for land owned and worked by direct farmers and business owners registered in the farm pension system and located in municipalities that were formerly exempt from the previous municipal property tax (ICI) and whose ISTAT classification is neither mountainous nor partially mountainous (€78 million in the 2015-2019 period).

17 Converted by Law No. 34/2015.

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Finally, for 2015 only, reimbursements for a total of approximately €0.1 billion are to be made to municipalities to make up for the IMU revenue differences due to the change at the end of 2014 in the criteria and cases with respect to the exemptions from such tax for plots of land.

FOCUS
Public Development Aid (PDA)

The estimates for 2014 indicate PDA amounted to 0.17 per cent of gross national income, and thus remained in line with the figure for 2013.

The government has reaffirmed its commitment to pursue Italy's gradual realignment to the international standards for cooperation in development (OECD average), with the objective of improving the quality and the quantity of the PDA. This objective is consistent with the provisions of Article 30 of Law No. 125 of 2014 on cooperation in development, and it will allow for reviving Italy's international profile, raising the country's presence in strategic areas, and highlighting the country's strengths and comparative advantages.

With respect to the 2016-2018 three-year period, the government has committed to pursuing the aforementioned realignment on the basis of the following trend of expenditure: 0.18 per cent of gross national income in 2016, 0.21 per cent in 2017 and 0.24 per cent in 2018. This trend will lead to achieving the objective of 0.30 per cent in 2020 (including when taking into account the negotiations currently in process for the definition of the new agenda for sustainable development) and will contribute to the prospect of achieving an objective of 0.7 per cent for the European Union as a whole.

For this purpose, the public action will need to be concentrated on the quantity and quality of the annual appropriations, with continuing requalification and rationalisation of expenditure, including in light of the changes introduced with the 2014 law on the reform of cooperation in development. Such law is based on principles of unity of action and proceedings in synergy with Parliament, whose implementation decrees are currently being issued.

V.2	MEASURES TO FIGHT TAX EVASION

In recent years, the tax authorities have achieved significant results in their efforts to fight tax evasion and tax fraud: about €38.3 billion of incremental tax revenues were ensured to the Treasury during the 2011-2013 three-year period and, on the basis of initial indications, the activity in 2014 to recover revenue lost through evasion produced an extremely positive outcome, with growth with respect to previous years. In 2014, the Treasury collected approximately €14.2 billion (with an increase of 8.4 per cent over 2013).
The positive results for 2014 have confirmed the effectiveness of the control strategy adopted in past years. The actions taken to prevent and to fight evasion have been developed by combining various methods, based on the macro-mapping of various types of taxpayers, targeted risk analyses, and different intervention programmes.

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FIGURE V.1 RESULTS OF THE FIGHT AGAINST TAX EVASION: TAX DUE TO THE TREASURY AND NON-TREASURY TAX REVENUE (in € mn)

Source: Revenue Agency (Agenzia delle Entrate)

In recent years, the government's action to fight tax evasion has been increasingly aimed at pursuing the objectives of equity and efficiency. Evasion produces very significant economic effects in various and important ways: it distorts the allocation of resources and interferes with the normal functioning of competition in the market; it alters the equity and progressive nature of the tax system; and finally, it goes hand in hand with corruption and organised and economic crime. In order to establish a direct link between the results of the fight against tax evasion and tax avoidance, and the reduction of fiscal burden, the 2014 Stability Law18 established the 'Fund for Reduction of Fiscal Burden', whose financing as from 2014 will come, inter alia, from the permanent resources derived from the activity to fight evasion19, which are estimated as incremental revenue with respect to the budget forecasts in the current year and the amounts actually collected in the preceding year in the EFD Update20. As provided by 2014 Stability Law21, the 2014 EFD Update in October 2014 quantified such higher revenue as €313 million for 2014. Such resources have been booked, for 2015 only, in the revenue forecast, and simultaneously, in the Fund for Reduction of Fiscal Burden, as provided by the Stability Law. The fund also received €18.5 million represented by savings on expenditure22. The 2015 Stability Law23 has earmarked

18 Article 1, Paragraph 431, Law No. 147/2013.
19 These resources are to be considered net of those coming from the tax recovery activity carried out by the regions, provinces and municipalities.
20 This assessment differs from the procedure outlined by Article 2, Paragraph 36 of Decree-Law No. 138/2011, which provides that the EFD contain an assessment limited to only the year-on-year comparison of the higher structural revenue that has effectively been collected as a result of the activities to fight tax evasion.
21 Article 1, Paragraph 434, Law No. 147/2013.
22 Article 1, Paragraph 431, letter a), of Law No. 147/2013.

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part of the Fund (€331.5 million) for 2015 to cover the measures contemplated, including the reduction of the tax wedge.
Reference should be made to Section II of the 2015 EFD for the analysis and valuation of the incremental revenue year on year coming from the activity to fight tax evasion, as well as the comparison with the forecasts for the year24.
The strategy behind the fight against tax evasion reflects the orientation expressed in the Council of the European Union's recommendations in relation to the need to introduce resolute measures to contend with tax evasion, the shadow economy and irregular work that continue to take their toll on both the public finances and the tax burden of law-abiding taxpayers. In order to meet this objective, Decree-Law No. 66 of 201425 provided that the government would present a report to Parliament about the execution of strategies to fight tax evasion, and the results achieved in 2013, with reference to both the recovery of taxes coming from activities to detect evasion (direct effect), and the recovery of taxes attributable to a greater level of taxpayer compliance (indirect effect). As presented to Parliament on 1 October 2014, along with the Enabling Act for the reform of the taxation system26, the report included an estimation of the tax gap, namely, a quantification of the amount not paid to the tax authorities27 for the main taxes (VAT, IRAP, corporate income tax and personal income tax for the self-employed and businesses). The average tax gap on an annual basis is €91 billion (equal to 7 per cent of GDP)28. The report also presents some preliminary results about the estimation of the effect of deterrence due to the audit activity carried out by the tax authorities. The average effect of deterrence, estimated over the entire period considered, shows a 17 per cent increase in the taxable income declared by taxpayers who have been audited, with 20 per cent of that increase consequent to assessments and 14 per cent consequent to detailed audits29.
Based on an analysis of the various types of evasion and the related instruments to prevent evasion, there are several key aspects to reinforce the measures to fight evasion and to improve tax compliance: i) the operational synergy of the different components of tax administration; ii) the synergistic use of databanks; iii) the more widespread use of traceable payment instruments, electronic invoicing, and electronic transmission of payments; and iv) greater education among the public with respect to taxation issues.

23 Article 1, Paragraph 716, Law No. 190/2014.
24 Article 1, Paragraph 433, 2014 Stability Law (Law No. 147/2013).
25 Article 6, Paragraph 1.
26 Article 3, Law No. 23/2014.
27 The estimate of tax evasion requires, where possible, the comparison between i) the macroeconomic estimate of the taxable base, which, in using national accounting data, includes the portion shielded from the tax authorities, and ii) the taxable income declared by taxpayers. The Italian tax authorities have refined their methods over time so as to allow for estimating the tax gap for VAT and IRAP, as well as direct taxes, corporate income taxes, and personal income taxes for sole proprietorships and the self-employed.
28 This estimate does not take into account the tax gap of taxes not due to the Treasury. In this regard, Article 3, Paragraph 1, letter f) of the Enabling Act No. 23/2014 delegates the government, when drawing up the report about the results achieved in the fight against tax evasion, to take into account also the taxes of local entities.
29 This is an activity being analysed by the Department of Finance and the Italian Tax Authority, aimed at estimating the so-called corrective deterrence effect. The corrective deterrence effect is the change in the taxable income declared by the taxpayers following assessment and/or detailed audits. This is different from the general deterrence effect, or the spillover effect, which regards the impact of the tax authorities' controls across all taxpayers, regardless whether or not they receive assessments and/or are subject to detailed audits.

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Among the most recent measures adopted by the government to fight tax evasion, the provisions in the 2015 Stability Law provide for: i) the application of the split-payment mechanism to the general government purchases30; ii) the extension of the reverse charge to: the rendering of services of cleaning, demolition, systems installation, and related completion of buildings (no longer limited to relationships between contractors and sub-contractors)31, as well as the transfers of greenhouse gas emissions quotas, the transfers of other units that may be used by operators and certificates related to gas and electricity and the sales of gas and electricity to a taxable dealer32.
The split payment allows for public-contracting entities and assignees not to pay VAT to their suppliers for goods and services received, but to pay the VAT directly to the State budget, thereby preventing fraud and the non-payment/non-declaration of the VAT. This measure is in line with the electronic invoicing mandated for the general government purchases33 (on the basis of which all suppliers must issue electronic invoices to the general government) and it responds to the needs for assessing the amount of tax payable and simplification: from the standpoint of assessment, it allows for real-time recognition not only of the persons involved, but also of the individual transactions, evidencing in detail the amount of VAT that any individual administration would need to pay to its supplier; from the standpoint of simplification, it reduces the supplier's compliance formalities, without any burden for the general government for the purposes of the calculation of the VAT to be paid.
The measure that introduces the reverse-charge system influences specific sectors, which, on the basis of the evidence found, are considered to entail high risk of evasion. The reverse charge can indeed generate positive effects in terms of incremental tax revenue on the condition that the taxpayer receiving the service, namely, the customer, is more reliable than the supplier from the standpoint of complying with tax obligations. More specifically, it is necessary to consider that the customer, with respect to the supplier, has a greater propensity to declare the VAT due on taxable transactions and to make prompt payment of the declared tax due. In view of these considerations, the government aims to recover €988 million from measure introducing the split payment for the general government purchases and €900 million from extending the sphere of application of the reverse charge.
In addition, the 2015 Stability Law34 introduces a new model for cooperation between the tax authorities and the taxpayers, which is based on new and more

30 Article 1, Paragraph 629, letter b) of the Law No. 190/2014 containing the request for authorisation of the introduction of a special measure related to the split payment of VAT when the transferee is the general government, pursuant to Article 395 of Directive 2006/112/CE in order to apply an exceptional measure as referenced in Article 203 of said directive. The exception is requested as an experiment for three years, the minimum period considered necessary for being able to verify whether or not the measure would work. Italy is not unilaterally requesting an extension of the period for the exception, considering that the use of electronic invoicing, once it is fully operational, and the fortification of control activity should be able to permit a return to the ordinary methods of tax collection.
31 Article 1, Paragraph 629, letter a), number 1) and 2), of Law No. 190/2014.
32 Article 1, Paragraph 629, letter a), number 3), of Law No. 190/2014.
33 This obligation was introduced with Law No. 244/2007 and went into effect on 6 June 2014 for the Ministries, tax agencies and national social security institutions; as of 31 March 2015, the obligation also applies to other national entities and local administrations.
34 Article 1, Paragraph 633-636 of Law No. 190/2014.

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transparent dialogue, so as to stimulate spontaneous compliance with tax obligations. On the basis of the comparison between two main sources of information (information related to purchases and sales (spesometro), and information supplied in VAT returns), the implementation of this measure provides for the sending of written notices to taxpayers so as to supply information functional for encouraging spontaneous compliance. The net financial effects estimated by the government are equal to €908 million per year starting from 2016. For 2015, the estimate has been conservatively set at €700 million, by virtue of the timing required for the start-up phase.
Consistent with the provisions of the 2015 Stability Law, the government is also committed to the revision of the taxation system, as part of the implementation of the Enabling Law No. 23/2014, with the objective of promptly identifying solutions to the needs for the simplification and certainty of the taxation system, and to support the recovery of the economy. In line with the principles of the Enabling Law, the fight against tax evasion is to be pursued, on the one hand, by reinforcing the control instruments, and on the other hand, by laying the groundwork for the improvement of a relationship of trust and mutual cooperation between the tax authorities and taxpayers.
With reference to strengthening controls, the Enabling Law articulates the principle of 'providing incentives, through a reduction of taxpayers' administrative and accounting formalities, the use of electronic invoicing and the electronic transmission of the payments'. As already noted, from the standpoint of control, the potential of electronic invoicing lies in the ability to effect rapid and automatic tracing and cross-checks; such cross-checks will be all the more effective as the percentage of electronic invoicing to total invoices issued increases. The general adoption of electronic invoicing and electronic payments, along with better traceability of transactions across the board (also provided by the Enabling Law), will allow for i) drastically reducing the bureaucratic formalities of businesses, with consequent cost reduction, and ii) significantly improving the fight against tax evasion, with incentives provided to prevent evasion through the use of the information available to the tax authorities.
Particularly important aspects of improving the relationship of trust and mutual cooperation between the tax authorities and taxpayers are i) the plan to modify the tax-avoidance prevention regulations currently in effect, on a basis consistent with the European Commission's recommendation about aggressive fiscal planning35, and ii) the achievement of convergence between the concept of abuse within European law and the concept of tax avoidance.
In recent years, tax evasion has gained increasing attention at an international level: the globalisation of the markets and the widespread availability of information technology instruments that allow for the simple cross-border transfer of financial assets have made the foreign channel an evasion option available to a broad base of taxpayers. Against this backdrop, effective action to fight tax evasion at an international level cannot be limited to unilateral domestic measures, which are essentially not sufficient. Coordinated responses at

35 Recommendation 2012/772/EU of 6 December 2012.

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the international level have become necessary. Italy has played leading role in this regard.
The defining moment in expanding the sphere of fiscal transparency at an international level was the passage of the Foreign Account Tax Compliance Act (FATCA) in the United States. On the basis of this law, a strong push was made in 2014 toward the adoption of new Common Reporting Standard (CRS) for automatically exchanging financial information for tax purposes. The new standard, which was approved by the OECD on 15 July 2014, was signed by G20 Heads of State and government at a meeting in Brisbane in November 2014. In essence, the new system will make available to a country's tax authorities all of the information related to foreign financial accounts held by the country's residents. Some 58 countries, including all European countries except Austria, committed to implementing the CRS by 2016, in order to exchange the data gathered in 201736. The new Directive 2014/107/EU calls for incorporating the CRS (with minor adaptations) into European legislation with effects as from 1 January 2016 and the exchange of information in 2017. It is therefore urgent for Italy's Parliament to approve the Senate Act No. 1719 which includes FATCA and the CRS, and can represent the basis for the legislation to ratify the new European directive: indeed, the Senate act generally introduces the obligations that Italian intermediaries will be required to fulfill.
The new automatic-exchange standard will have effects on international taxation issues across the board. Considering this framework, the prospect of an exchange of data between leading financial markets in 2018, and the implicit deterrence action, Italy has passed a law on voluntary disclosure37. For any violations committed up to 30 September 2014, the taxpayer, by participating in voluntary disclosure, will not be held accountable for the fiscal crimes committed (except for serious tax fraud), or for VAT omissions or omissions in terms of social contributions. The taxpayers participating in voluntary disclosure will enjoy full immunity from prosecution, not only for money-laundering crimes and crimes related to the use of money, assets or goods coming from illegal sources, but also from the new criminal offence of self-laundering. Since the law is aimed at the repatriation of capital and is not a tax amnesty programme, voluntary disclosure represents an action in favour of legality, and even more significantly, an important turning point in the relationship between the tax authorities and taxpayers38.
The opportunity offered by voluntary disclosure is a sort of last call to taxpayers before the start of the mandatory automatic exchange of information between fiscal jurisdictions. The approval of the law on voluntary disclosure led to the ratification (23 February 2015) of the protocol to modify the convention against double taxation in effect between Italy and Switzerland. The new

36 The other 35 jurisdictions (including Austria) have committed to the exchange of data, with the timing for implementation deferred by one year (2018). The group of countries includes Switzerland, Liechtenstein, and the Asian markets such as Hong Kong and Singapore.
37 Law No. 186/2014.
38 Unlike the other "tax shield" programmes, the voluntary disclosure programme provides that the taxpayer will pay all of the amounts due, namely, the taxes that the taxpayer would have paid had he complied with the obligations for declaration of the assets at the time, with the addition of interest and related sanctions appropriately reduced in the presence of specific conditions.

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agreement provides for the exchange of information and allows for sending requests for data concerning a group of taxpayers (group requests), identified or identifiable on the basis of significant behaviour indicative of a possible irregularity of their fiscal position, in respect of the requisite of foreseeable relevance provided by the OECD model39. Following this important agreement, bilateral accords were signed about the exchange of information with Liechtenstein, the Principality of Monaco and the Holy See.

V.3	SPENDING REVIEW

The public spending review programme described in the previous EFD represented the starting point for the technical and economic assessments underlying the measures to streamline spending that the government introduced during 2014. The measures, which were designed on the basis of proposals developed during the technical recognition phase that concluded in early 2014, have mostly affected areas of expenditure affected by waste and inefficiency. In line with the European Commission's recommendations and the spending review guidelines, the resources freed up will be earmarked for the permanent reduction of the tax wedge and for support to low wage earners.
Decree-Law No. 4 of 28 January 2014, which was approved before the 2014 EFD, had already made a contribution, providing for cutting the Ministries' resources by approximately €488 million in 2014, €772 million in 2015 and €564 million as from 2016, in substitution of the revision of tax relief provided in 2013, with the 2014 Stability Law.
Subsequently, Decree-Law No. 66 of April 201440 provided for the reduction of expenditure equal to approximately €3.1 billion in 2014, €3 billion in 2015, and €2.7 billion for the years of 2016 and 2017. The achievement of these objectives will be through: reinforcement of the public procurement system with the establishment of the 'New National System of Procurements' in order to further centralise management of the procedures for the purchase of goods and services. The new system is made up of 35 aggregating entities (including CONSIP), a commissioning centre for each region, and other parties indicated by the National Corruption-Prevention Authority (ANAC). The controls over the prices applied will be the responsibility of ANAC, which now incorporates the former Authority for Oversight of Public Contracts (AVCP); as such, ANAC will develop reference prices for the main goods and services acquired by the general government and will publish, on its website, the unit prices paid for such purchases41.
Spending limits have also been adopted for: consulting, analysis and research work; contracts covering coordinated and continuous working relationships with external personnel; and service vehicles. An additional emphasis has also been placed on the reorganisation of the central government (Ministries and Office of

39 The agreement with Liechtenstein was signed on 26 February 2015, while the agreement with the Principality of Monaco was signed on 2 March.
40 Decree-Law No. 66/2014 converted by Law No. 89/2014.
41 As part of the implementation of the Decree-Law, the Prime Minister issued two decrees covering: i) the list of aggregating entities (Decree of the Prime Minister of 11 November 2014); and ii) the tasks and functions of the technical working group involving such entities (Decree of the Prime Minister of 14 November 2014). Another Decree of the Prime Minister to be adopted will identify the categories of goods and services and the thresholds over which it will be obligatory to involve CONSIP and other aggregating entities.

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the Prime Minister), considering the competence and organisation of the general government are fundamental for ensuring efficiency and competitiveness.
The public spending review will be an integral part of budget strategy for the next few years. The 2015 Stability Law42 provides for spending reductions in relation to containment of the outlays for operating, managing, maintaining and supplying the Ministries for an amount equal to €2.3 billion in 2015, €2.5 billion in 2016 and €2.6 billion in 2017. In addition, with further reference to the central government, measures have been provided to reduce transfers to businesses and to streamline tax credits (€0.4 billion in the three-year period) and to cut the transfers to the Italian State Railways (€0.4 billion in 2015).
The regions will also contribute to spending cuts, on the basis of their priorities, with the improvement to public finance quantified at approximately €3.5 billion per year for the ordinary-statute regions and €467 million per year during 2015-2017 and €513 million in 2018 for the special-statute regions and autonomous provinces. The net contribution of the local entities amounts to €2.2 billion for 2015, €3.2 billion for 2016 and €4.2 billion per year during 2017-2019. The spending review also has an effect through the reinforcement of rules that provide appropriate incentives (e.g. the creation of the Fund for Doubtful Receivables) to favour spending cuts over revenue increases. In addition, in order to streamline expenditure, the government has actively reinstated the process of defining standard fiscal capacity and borrowing requirements, with the objective of making these criteria operative as early as 2015. Finally, the Cohesion Action Plan has been reprogrammed (€1 billion per year), while the fund coming from the extraordinary assessment of residual amounts payable has been reduced (approximately €0.3 billion per year).
The provisions put in place, as already clarified in Section V.1, have allowed for completely suspending for 2015 the safeguard clause provided by the 2014 Stability Law, deferring the revision of tax relief measures and tax deductions to 1 January 2016. The measures contained in the 2015 Stability Law will contribute to rebalancing public expenditure, with an emphasis on those expenditures better suited to stimulating economic growth, including expenditures for research and development, education and infrastructure.
Senior manager compensation has been limited to €240,000 per year, for anyone who receives a salary or remuneration of any kind covered by the public budget. At the same time, the priorities for initiatives with respect to public sector employment have been: processes to allow for personnel mobility; broader options for hiring, especially at a local government level; and revision of the legal rules that allowed public sector employees to remain in service even after reaching retirement age, so as to ensure the generational change needed within the general government and skills and process innovation43.
Significant progress has been made in terms of public-owned companies, and important reforms are expected in the next few years. With the Decree-Law No. 66 adopted in April 2014, provisions were made for reducing the operating costs of the companies directly or indirectly held by the State. Subsequently, with the implementation of the plan to streamline holdings held by local government (plan presented on 7 August 2014 by the Extraordinary Commissioner for the spending

42 Law No. 190/2014.
43 Decree-Law No. 90/2014 converted by L. No. 114/2014 incorporating urgent measures for the efficiency of the general government.

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review), the 2015 Stability Law included provisions about local public services of economic relevance, making it mandatory for local entities to become part of an Optimal Territorial Zones (ATO) in order to favour the achievement of economies of scale and to improve the quality of the services offered. In addition, as from January 2015, the local administrations44 have inaugurated a process to streamline their direct and indirect holdings, which is to be completed by the end of 2015. Consistent with the actions recommended in the report of August 2014, this process provides for the elimination, through sale or liquidation, of the holdings not essential for the execution of the entities' institutional mandates and the entities made up of single directors or a number of directors greater than the number of employees; the process also provides for the aggregation or merger of entities carrying out similar types of activity. For this purpose, the Presidents of the regions were required to draw up an operational plan by March 2015, to indicate the means, timing for implementation and savings expected. The resources coming from the sale of the holdings can be used for financing investments (instead of reducing debt, as previously announced).
The measures with respect to public-owned holdings were put in place in advance of a broader process of streamlining and reordering the rules on local public services contained in the Enabling Act bill about the reorganisation of the general government (currently under review by Parliament)45.
The spending review will continue to be an essential instrument for improving the use of public resources through new measures. In order to reinforce the benefits that can be derived from this mechanism, the government intends, through implementation of the Enabling Act for completion of the State budget reform, to integrate the mechanism into the budget planning phase46.
The government has committed to ensuring additional spending-review measures and other savings equal to 0.6 percentage points of GDP in 2016. Such additional spending reductions will be used for easing the tax burden, including through the suspension of the safeguard clauses to guarantee the achievement of the budget targets set by the Stability Laws for 2014 and 2015.

The main measures to be implemented are:
•
As for local entities, the process to increase efficiency initiated in the 2015 Stability Law will be continued through the use of the standard costs and borrowing requirements for the individual administrations and the publication of the administrations' performance data and costs.

•
After an assessment of the rationalisation plans of holdings owned by local entities, implementation of legislative measures will increase the efficiency of these entities, with particular attention to local public transport and waste management, which have suffered serious and growing criticalities in service and costs.

•	Central government priorities include an in-depth revision of expenditure items, verifying the utility thereof; reorganisation of the State's peripheral

44 Regions, autonomous provinces, local entities, chambers of commerce, universities and other public institutes of higher learning, and port authorities.
45 Senate Act No. 1577.
46 Pursuant to Article 1 of Law No. 89 of 2014 (converting Decree-Law No. 66 of 2014), according to the principles already delineated for the completion of the reform of the State budget referenced in Article 40 of Law No. 196 of 2009.

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structures, creating a new, more efficient and more effective service model. An important element will be better use of the buildings occupied by the administrations, as part of the implementation of Decree-Law No. 66/2014.
•	Completion of the process to streamline the commissioning bodies and the purchasing centres for general government purchases.
•
Full implementation of the Fiscal Enabling Act, with particular attention to the creation of a system for the electronic tracing of business transactions, including for the purpose of recovering lost tax revenue (tax gap), and the streamlining of tax expenditure.

•	Incentives to businesses will be object of a precise analysis for subsequent rationalisation.

V.4	MEASURES RELATED TO PUBLIC INVESTMENTS

Italy is among the European countries most in need of a solid revival of public and private investment in order to advance technological progress, to support the development of human capital, to fend off the risk of deflation, and to facilitate public debt reduction. In past years, the low level of productive investment in physical and human capital in Italy, as a result of uncertainty about economic prospects and the magnitude of the public debt, has diminished the capacity of Italy's businesses to compete in the global economy and to provide jobs, thereby jeopardising long-term growth potential and eroding existing productive capital.
The exceptional circumstances enveloping the Italian economy in 2014 prompted the government to adopt a budget policy that reconciles the objective of fiscal consolidation with improvement in the quality of the public finances; this was done with a combination of growth-friendly measures aimed at facilitating the gradual adjustment of the macroeconomic imbalances. With the measures enacted in the 2015 Stability Law in December 2014, the government's intervention in the economy entailed sizable structural cuts in taxes to the benefit of households and businesses and, along with the measures to improve the efficiency of current public expenditure, provided for a net increase in capital expenditure which goes from just under €2 billion in 2015 to more than €4 billion in 2017. More specifically, the measures provide for reinforcing the tax credit to support corporate research and development activity and the introduction of new margins of flexibility for the financing of public investments at a local level, through exclusion of the related expenditure from the Domestic Stability Pact restrictions.
More specifically, the measures adopted during 2014, mainly through the 'Sblocca Italia' decree, have favoured the completion of small- and medium-sized infrastructure projects, that could be immediately initiated and could generate positive short-term effects on economic activity and employment. Also worth consideration are the investments made in school buildings and works to upgrade and secure the national territory. In addition, Italy has made a significant economic commitment to financing the strategic large infrastructure works included in the European multimodal corridors. The policies adopted are part of an overall strategic plan that encompasses: intermodal transport; the development of the port and freight-terminal system; underground rail systems; the continuation of railroad investments (with a special emphasis on Southern Italy); the high-speed rail network; and the conversion of rail routes along the

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Adriatic and Tyrrhenian Seas to high-speed lines. Finally, public financing has been invested in initiatives for security, improvement of road circulation, and the completion of the large national infrastructures, with private-sector investments supporting the public-private partnership initiatives.
The provisions approved by government to support public investment will allow for a significant recovery over the entire forecast horizon, going from growth of 1.9 per cent in 2015 to peak growth of 4.5 per cent expected in 2016. In 2019, public investment stabilises at 2.2 per cent of GDP.
The start-up of coordinated actions at a supranational level has been promoted to facilitate a revival of growth and employment. During its semester of presidency of the European Union, Italy made a decisive contribution to the activation of the Investment Plan for Europe, in order to support growth and employment. Investments, together with fiscal responsibility and structural reforms, are once again a key element of the European Union's economic-policy strategy for reinforcing competitiveness and encouraging the creation of new jobs.
The plan, presented President of the European Commission Jean Claude Juncker to the European Parliament in November 2014, is designed to reverse the significant deficit of public and private investment in Europe and the related structural and macroeconomic causes, through the promotion of structural reforms aimed at improving the governance and appropriation of additional resources for financing of public and private projects in Europe through the creation of a special fund, the European Fund for Strategic Investments (EFSI), which will have initial capital of €21 billion.
The plan entails providing EU guarantees for approximately €16 billion, with a provision equal to 50 per cent thereof booked to the EU budget that will use resources already appropriated for financing other programmes47, and a payment of €5 billion from the European Investment Bank (EIB).
The initial capital will allow for financing of €60.8 billion by the EIB Group, including with the participation of the affiliate European Investment Fund (EIF), the entity responsible for financing the private sector and in particular, the financing of small- and medium-sized enterprise (SME).
The EFSI will be able to guarantee and finance projects meeting the requisite of additionality, namely, those projects with a level of risk in excess of the risks sustained to date by the EIB, which would have difficulty tapping alternative sources of financing, due to market failures.
The objective is to favour additional public and private investments using financial leverage, for an amount equal to €315 billion in three years, which should serve as an impetus to relaunching growth and reversing the investment deficit in the European Union. Of the final €315 billion planned, some €240 billion will go to strategic projects, and €75 billion to supporting the investments of SMEs and mid-cap companies, with a workforce of less than 3,000 employees.
The Member States may directly invest in the Fund. As provided by the European Commission's new guidelines on fiscal rules, these investments will be deemed one-off measures and will accordingly not be considered in the calculation of the structural budget balance for the preventive arm of the Stability and Growth Pact, and in the assessment about the respect of the adjustment efforts for the corrective arm of the pact. In addition, the investment will be

47 Horizon 2020 (€2.7 billion), Connecting Europe Facilities (€3.3 billion) and budget margins (€2 billion).

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considered a relevant factor in the event of the failure to comply with the thresholds of reference for the deficit and the debt. The national co-financing of the projects covered by the Juncker Plan can make use of the clause about investments at specific conditions48. In addition, the Member States may invest in projects sustained by the EFSI drawing on structural funds so as to maximise the multiplier effect of the European resources, with use of innovative financial instruments, including loans, equity and guarantees as an alternative to traditional grants.
The National Promotional Banks (NPBs) will be able to finance individual transactions or sector or regional investment platforms. The Cassa Depositi e Prestiti (CDP) will contribute €8 billion to be used for various initiatives outlined in the Plan's priority areas, and in particular, to favour credit to the SMEs, the development of the digital economy, and the development of transport and energy infrastructure49. The CDP funding of the projects will be supplemented by the contribution of private parties and public-sector companies such as the Italian State Railways and ENEL50. The Juncker Plan also provides for the creation of a single hub for coordination and rendering of technical assistance; this hub, known as the European Investment Advisory Hub (EIAH), will assist countries in identifying and developing strategic national projects eligible for the fund's support, and it will also be able to work in partnership with the NPBs.
The EFSI regulations are currently being developed through a legislative process involving the European Commission, the European Council and the European Parliament. It is expected the regulations will be finalised by the summer, thereby allowing for new investments to be initiated before the end of 2015.
In consideration of the European framework now being defined and the current macroeconomic situation, the government believes it is important to act from a medium-/long-term perspective, through the introduction of structural planning and assessment mechanisms, as already provided by current legislation51, so as to improve the efficiency of the capital expenditure through: i) economic planning linked to specific and definite financial resources; ii) assessments based on cost-benefit analyses; and iii) monitoring of the state of completion of the works and the use of the resources.

48 Communication: http://ec.europa.eu/economy finance/economic governance/sgp/pdf/2015-01-13 communication sgp flexibility guidelines en.pdf.
49 The promotional banks of Germany (KFW) and France (Caisse de Dépôt) have both announced a contribution of €8 billion, whereas the Spanish Instituto de Crédito Oficial has committed for €1.5 billion.
50 The projects will be submitted for evaluation to the entity in charge of the verification, the national advisory hub which is now being set up; in line with the EFSI requisites, the national advisory hub will be required to facilitate presentation of the projects to the fund's investments committee.
51 Legislative Decrees No. 228/2011 and No. 229/2011.

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VI.1	PROGRESS IN 2014 AND REFORMS IN PROCESS

With the signing of the Fiscal Compact1, the Member States agreed to introduce the principle of the balanced budget into their legislative frameworks, and therefore to provide for the obligation of ensuring the achievement of the Medium-Term Objective (MTO)2 or, in any event, to ensure rapid convergence toward such objective. The principle was incorporated into national legislation through the Constitutional Law adopted in April 20123 and the related implementation law4, approved by an absolute majority of the members of each House of Parliament at the end of 2012. The rule became effective as of 2014.
Amongst other things, the two laws instituted and defined the functions of the Parliamentary Budget Office (PBO), which is an independent entity for endorsement of the government's macroeconomic forecasts and analysing and monitoring the trend of the public finances, acting on the European directive issued in 2011 about the requisites for the budget frameworks of the Member States5 and the Two Pack6. The latter in particular requires that the national medium-term fiscal programmes and the budgetary plans are based on macroeconomic forecasts prepared or validated by an independent national institution. The PBO became operational in September 2014. During the same month, in order to facilitate the relationships between the Ministry of the Economy and Finance and the PBO, and in accordance with the requirement of the Two Pack's Code of Conduct, a protocol of intent was signed to governs the procedure for the transmission of the information needed for endorsing the macroeconomic forecasts and evaluating the public finances. The endorsement and evaluation process was applied for the first time with respect to the 2014 EFD Update of September 2014 and the Draft Budgetary Plan for 2015.
During the current year and later years, the regulatory framework for public finance and accounting will be further amended in order to implement fully the law about the principle of a balanced budget. This means completing the reform of the structure of the State budget, and in so doing, making the public spending review a permanent part of the budget process, and reinforcing the role of the cash budget, on a basis consistent with what has been provided for local governments. The changes, which are to be defined in 2015 through special

1 Treaty on the stability, coordination and governance of Economic and Monetary Union.
2 The maximum structural deficit was set by the Fiscal Compact at 0.5 per cent of GDP for the countries with a national debt above 60 per cent of GDP.
3 Constitutional Law No. 1/2012.
4 Law No. 243/2012.
5 EU Directive No. 85/2011.
6 EU Regulation No. 473/2013.

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delegated decrees7, will regard the revision of expenditure missions and programmes, the three-year planning of the resources, and greater budgeting flexibility in respect of the principles and the guiding criteria of the law on public finance and accounting.
A State law will also govern the contents of the new Budget Law and the related means for implementation. With the objective strengthening the allocative function of the budget and improving the allocative function's effectiveness, the new law will incorporate into a single document the current Budget Law and the Stability Law8. The document will have two sections: the first section will contain the measures that will amend legislation in effect and the trends (at unchanged legislation), while the second section will contain forecasts of revenue and expenditure for the State budget based on unchanged legislation, integrated with the changes consequent to the measures proposed in the first section.
The legislation related to the application of the balanced budget principle will be fully implemented with respect to the local governments; the parameters will also be established for the State's contribution to essential levels of financing and fundamental functions during adverse phases of the economic cycle, or upon the manifestation of exceptional events. Considering the time needed for implementation, and the repercussions on accounting, administrative, and Parliamentary procedures involved in the budgeting process, the aforementioned changes will be fully implemented starting with the preparation of the budget documents drawn up in 2016, with reference to the 2017-2019 three-year planning period.
In order to limit the incentive to introduce new tax expenditures and to provide a review of the existing ones, the Enabling Act for the reform of the taxation system9 outlines structured activities for their monitoring and revision. For this purpose, a delegated decree is to be adopted as part of the implementation of the law, and will provide for the government's drafting of an annual report about tax expenditures to be attached to the draft State budget law, which will be based on a report to be attached to the EFD Update. This report will have to identify any tax expenditures that cannot be justified by social or economic needs, or that entail duplication, so as to eliminate or reform them, safeguarding in any event the protection of income from employment and self-employment, the income of small businesses, income from pensions, of households, health, persons suffering economic or social hardship, and other priorities. The same decree will provide for the means for the inclusion of the report and the implementation of its proposals as part of the process of budgeting and defining the public finance measures, integrating its data with related spending programmes.

7 As provided by Law No. 89/2014 converting Decree-Law No. 66/2014.
8 As provided by the new Article 81 of the Italian Constitution and Article 15 of Law No. 243/2012.
9 Law No. 23/2014, Article 4.

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VI.2	FISCAL RULES FOR LOCAL GOVERNMENT

The rules governing local public finance include the Domestic Stability Pact, which outlines the means through which local government authorities and regions contribute to the achievement of the public finance objectives assumed by the country at a European level, and the Healthcare Pact and Pharmaceutical Expenditure ceilings, aimed at the achievement of proper planning of the public healthcare expenditure and controlling the growth of pharmaceutical expenditure.
The Domestic Stability Pact10 (DSP) defines the specific constraints that local governments are required to respect along with disclosure, reporting and certification obligations with respect to the Ministry of the Economy and Finance. To date, the Pact has had a rule for controlling the budget balances11 of municipalities, provinces and metropolitan cities, and a nominal growth constrain of the final expenditure of the regions. These restrictions are due to be gradually phased out once the principle of a balanced budget becomes applicable to the local entities in 2016 (pursuant to Article 9 of Law No. 243 of 24 December 2012).
As from 2015, the public finance measures provide greater margins for flexibility, and for the bringing forward for the regions, from 2016 to 2015, of the balanced budget rule to substitute the previous rules in the DSP.
The gradual phasing out of the DSP rules is also linked to the revision of responsibilities given to the State, regions and local authorities by the reform of Title V of the Constitution (now in the process of being approved) and the implementation of fiscal federalism. Within the new governance, the State will once again define the basic principles for coordination of public finance, while local governments will benefit from greater financial autonomy in respect of the neutrality of their budgets and common accounting principles. The updating of the Pact will also consider the metropolitan cities set up as a result of the reordering of the system of provinces and the revision of the rules governing the unions and the mergers of municipalities 12.
The 2015 Stability Law13, in essentially confirming the previous orientation of the DSP for local entities (provinces, municipalities and metropolitan cities with more than 1,000 inhabitants), provides for a significant reduction of approximately €2.9 billion in the contribution required of such entities through the reduction of the parameters used in the computation of the target financial

10 The Pact, introduced by Article 28 of legislation related to the 1999 Budget Law, was progressively reformed. The new draft of the law in 2008 introduced the three-year correction plan for the public accounts for 2009-2011 (Decree-Law n.112/2008, converted by Law No. 133/2008, Article 77 bis). At such time, stricter sanctioning mechanisms were introduced for cases of default, while other mechanisms covered benefits for the virtuous entities.
11 For the purpose of the determination of the policy scenario for 2015-2018 uses the financial balance between final revenue and final expenditure (net of collection and granting of receivables), calculated on a mixed-accrual basis (assuming commitments and amounts certified for the current portion, and collections and payments for the capital account). For each of the years of 2015, 2016, 2017 and 2018, the target financial balance is obtained by multiplying current expenditure for the period of 2010-2012, reported in terms of commitments, as taken from certificates of the final account, for a fixed percentage. As from 2015, the provisions to the Fund for Doubtful Receivables are also reported as provided by Paragraph 490 of Article 1 of the 2015 Stability Law for the purpose of computing the aforementioned financial balance; such fund was introduced by the reform of the accounting criteria used by territorial entities (Legislative Decree No. 118/2011, as amended and supplemented by Legislative Decree No.126/2014).
12 Law No. 56/2014.
13 Law No. 190/2014.

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balance. The easing of the constrains for local entities is partly counterbalanced by i) the importance, for the purpose of determining the target balance, of the expenditure provisions to the Fund for Doubtful Receivables (Fondo crediti di dubbia esigibilità), to cover the risk of not collecting receivables and ii) the reduction of the funding from the Fund for Municipal Solidarity, which requires the containment of municipal expenditure. This latter provision introduces new rewarding mechanisms in the DSP rules, since it contemplates a virtuous redistribution of the measure in favour of the entities demonstrating the greatest collection capacity.
In addition, the start-up of the harmonisation of accounting systems and budget schemes for the public administrations provided with the implementation of fiscal federalism14 and the conclusion of the experimental phase in 2015 will lead to the phasing out of the rewarding mechanism that provided a 1.0 percentage point increase in the coefficients of calculating the policy target for entities not testing the new accounting systems.
Exceptions for 2015 and 2016 cover the exclusion from the computation of the financial balance of expenditures sustained by provinces and metropolitan cities for school building projects, up to a limit of €50 million per year15. This provision is flanked by the exclusion of expenditures sustained by municipalities for school building projects, up to a limit of €122 million in 2015 as provided by previous measures.
Finally, the 2015 Stability Law reduces the payments of certain, liquid and enforceable trade debts in arrears outstanding at 31 December 2013, which are related to capital expenditure, admitted for deduction by the DSP, up to €200 million in 2014 for all territorial entities, and reduced in 2015 to €40 million for local entities16 and to €60 million for the regions.
The easing of the DSP has also led to a revision of the mechanism to control the nominal growth of public debt for local entities that was introduced in 201117. As from 2012, local entities can take on new secured loans and enter into other forms of financing on the market, only if the annual amount of the related interest, when including the charges for other outstanding financial obligations18, does not exceed 8 per cent for 2012-2014 and 10 per cent starting in 2015 of the total of the top three revenue items in accounting statements for the penultimate year prior to the year in which the long-term loans would be take out19.
The DSP framework for the ordinary-statute regions, until now based on the control of final expenditure net of those on healthcare, has been radically changed. More specifically, the principle of a balance between revenue and final

14 Legislative Decree No. 118/2011, Article 36.
15 Law No. 190/2014, Article 1, Paragraph 467.
16 The following items are excluded from the computation of the financial balance of local entities: the revenue and payments related to the declaration of a state of emergency due to natural disasters; the revenue coming from the European Union and related payments; the revenue from special accounting for the regions hit by earthquakes on 20-29 May 2012 and the related payments; the payments sustained by local entities involved in earthquakes on 20-29 May 2012 with own resources, coming from donations from private parties.
17 Law No. 183/2011, Article 8.
18 Charges for previously contracted long-term secured loans, previously issued bond loans, credit lines and guarantees granted pursuant to Article 207 of the Consolidated Act for local entities, net of State and regional interest subsidies.
19 The legislation previously in effect set a limit of 8 per cent in 2012, 6 per cent in 2013 and 4 per cent as from 2014.

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expenditure during the reporting phase of the financial statement will become applicable in 2015, instead of 2016. In addition, the budget balance of current revenue and expenditure will be required on both a cash and accruals basis. The contribution to the public finances of the ordinary-statute regions is increased by €3.5 billion per year during 2015-2018, while the increase for the special-statute regions and autonomous provinces is about €0.5 billion. The ordinary-statute regions will also assure a budget balance in forecasting, starting from 2016.
In more recent years, the application of the DSP has been made more flexible by integrating its rules with the Solidarity Pacts, with the aim of making the DSP more sustainable. In particular, the Horizontal and Vertical Regional Pacts20 activated in 2010 respectively allow for the readjusting the individual objectives between local entities in the same region or between the region and the entities and its territory, and readjusting the individual objectives set by the DSP for the individual segments (regions, provinces and municipalities). Consistent with the balanced budget principle, the 2015 Stability Law unifies the vertical and horizontal regional flexibility measures in the DSP21, establishing that the financial leeway acquired by one part of the entities in order to make principal payments is to be offset by the region or by the remaining local entities, with an improvement of their target balances. The Integrated Regional Pact has been abolished22 (it allowed each region to agree with the State about the means for achieving its DSP objectives and those of the local entities in the region's territory). The Incentive-based Vertical Pact has been extended to 2015, and is the basis for a bonus of €1 billion to the regions that commit to transferring to the municipalities and provinces the financial leeway that can be used exclusively for repaying the principal amount of trade debts, related to current expenditure, accrued as of 30 June 201423.
Aside from the budget balance, the rules applicable to the regions provide for compliance with Healthcare Pact with regard to healthcare expenditure.
The Healthcare Pact provides for the participation of the institutional parties (State and regions) involved in the governance of the National Healthcare Service (NHS) in defining the NHS' regulatory and financial framework. Starting in 2000, the definition of the governance of the healthcare sector was done through State-regional accords. Such accords, which have normally been in effect for three years, have established: i) the amount of the resources to be used for financing the NHS so as to ensure the regions will have the resources needed for medium-term planning; and ii) the rules for governance of the sector and the means for verifying the same. On 10 July 2014, an agreement was finalised between the government, the regions and the autonomous provinces of Trento and Bolzano for the 2014-2016 three-year period. The financing of the NHS (to which the State will contribute) has been set at €112.1 billion in 2015 and €115.4 billion in 2016, with

20 The Horizontal and Vertical Regional Pacts are governed by Article 1, Paragraphs 138 et seq. of Law No. 220/2010. The Incentive-Based Vertical Pact is governed by Article 1, Paragraphs 122-126 of the 2013 Stability Law. Finally, the National Horizontal and Vertical Pacts are governed respectively by Article 4-ter of Decree-Law No. 16/2012 and Paragraph 542 of Article 1 of Law No. 147/2013.
21 Law No. 190/2014 , Article 1, Paragraphs 479-480.
22 Law No. 183/2011, Article 32, Paragraph 17.
23 Law No. 190/2014, Article 1, Paragraph 484.

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a provision for redetermining the same in relation to the developing public finance needs.
Together with the financial aspects, the 2014-2016 Healthcare Pact tackles aspects related to the organisation and regulation of the NHS. The Essential Levels of Care and the pharmaceutical reference book were revised to update health services and the list of pharmaceuticals supplied by the NHS. In addition, revisions were planned to the copayments made by the public in financing healthcare service, with the introduction of new criteria that, with total revenue held equal, take into account the patient's economic status and household composition.
Particularly important are the imminent formalisation of the rules defining the qualitative and structural standards for hospital care, and the setting of the organisational criteria for rehabilitative care, basic healthcare and socio-healthcare assistance, with particular reference to the elderly and disabled.
The Healthcare Pact was ratified and introduced in legislation by the 2015 Stability Law. In accordance with the provisions of 2015 Stability Law regarding the contribution of the regions to public finance measures (equal to approximately €3.4 billion)24, an agreement was signed on 26 February 2015 between the State and the regions, for the purpose of defining the amounts and the expenditure areas for which the regions are responsible, with respect to the measures overall. As a result of this agreement, the contribution to the public finances of the NHS was set at close to €2.4 billion as from 2015, with consequent reduction of the same amount in the level of financing to the NHS, which was computed at €109.7 billion for 2015 and €113.1 billion for 2016.
There have been no changes to the ceilings for pharmaceutical expenditure with respect to the level of the financing ordinarily contributed by the State: the territorial ceiling for pharmaceutical expenditure has been set 11.35 per cent, while that for hospital pharmaceutical expenditure is fixed at 3.5 per cent of the National Healthcare Fund for Pharmaceuticals provided to pharmacies25.

24 Article 1, Paragraphs 398-404, Law No. 190/2014.
25 The current values for the ceilings have been set by Decree-Law No. 95/2012 converted by Law No. 135/2012.

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The
2015 ECONOMIC AND FINANCIAL DOCUMENT
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ISSN 2239-5539